  As filed with the Securities and Exchange Commission on October 8, 1999

                                                 Registration No. 333-86421

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                              AMENDMENT NO. 1

                                    To
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------
                           HEADWAY TECHNOLOGIES, INC.
             (Exact name of Registrant as specified in its charter)

                               ----------------

            Delaware                           3572                        94-3259145
  (State or other jurisdiction
               of                  (Primary Standard Industrial         (I.R.S. Employer
 incorporation or organization)    Classification Code Number)       Identification Number)

                            678 South Hillview Drive
                           Milpitas, California 95035
                                 (408) 934-5300
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               ----------------
                                Thomas A. Surran
                            Chief Financial Officer
                           Headway Technologies, Inc.
                            678 South Hillview Drive
                           Milpitas, California 95035
                                 (408) 934-5300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------
                                   Copies to:

           Jeffrey D. Saper, Esq.                          Gavin B. Grover, Esq.
            Kurt J. Berney, Esq.                      Susan Hamilton MacCormac, Esq.
            H. Jack Helfand, Esq.                           Matthew Burns, Esq.
              Ava M. Hahn, Esq.                            Charles C. Kim, Esq.
      Wilson Sonsini Goodrich & Rosati                    Morrison & Foerster llp
          Professional Corporation                           425 Market Street
             650 Page Mill Road                           San Francisco, CA 94105
             Palo Alto, CA 94304                              (415) 268-7000
               (650) 493-9300

                               ----------------
        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                               ----------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 145 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 Title of Each Class of                            Proposed Maximum
    Securities to be          Amount to be        Aggregate Offering         Amount of
       Registered            Registered(1)             Price(1)         Registration Fee(2)
-------------------------------------------------------------------------------------------
Common Stock, $.001 par
 value.................        4,830,000              33,810,000               $9,591
-------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Includes up to 630,000 shares of common stock which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Initially estimated and paid pursuant to Rule 457(o) solely for the purpose of calculating the registration fee.
                               ----------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement +
+filed with the Securities and Exchange Commission is effective.  This         +
+prospectus is not an offer to sell these securities and we are not soliciting + +an offer to buy these securities in any state where the offer or sale is not +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 8, 1999

PROSPECTUS

                             4,200,000 Shares

                           Headway Technologies, Inc.

                                  Common Stock

  This is an initial public offering of common stock by Headway Technologies, Inc. We are selling shares of common stock. The estimated initial public offering price is between $5 and $7 per share.

                                 ------------

  We intend to list our shares of common stock on the Nasdaq National Market under the symbol "HWTI."

                                 ------------

                                                                   Per
                                                                  Share  Total
                                                                  ------ ------
Initial public offering price.................................... $      $
Underwriting discounts and commissions........................... $      $
Proceeds to Headway Technologies, Inc., before expenses.......... $      $

  We have granted the underwriters an option for a period of 30 days to purchase up to 630,000 shares of common stock.

                                 ------------

         Investing in the common stock involves a high degree of risk.
                    See "Risk Factors" beginning on page 7.

                                 ------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Hambrecht & Quist

                                                  Banc of America Securities LLC

         , 1999

                           [PLACE HOLDER FOR ARTWORK]


Headway Technologies     Photograph                  Photograph
provides recording          of                          of
head products             Operator                     Wafer
designed for use in
server, desktop and
mobile disk drives.
Our products have
been incorporated
into industry-
leading drives by
Seagate, Maxtor and
Toshiba. With our
highly efficient
outsourcing business
model and a research
and development team
which boasts more
than 50 Ph.D.s,
Headway Technologies
is strategically
positioned to play a
key role in the
storage industry of
the future.


                                                       Photograph
                            Photograph                     of
                                of                     Disk Drive
                          Recording Head


                                                      Photograph
                            Photograph                    of
                                of                    Head Gimbal
                         Server Disk Drive             Assembly

                            Photograph                 Photograph
                               of                         of
                             a Slider                    Final
                                                      Inspection

[Swirl logo] Headway Technologies

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
     Prospectus Summary....................................................   4
     Risk Factors..........................................................   7
     Forward-Looking Statements............................................  18
     How We Intend to Use the Proceeds from this Offering..................  19
     Dividend Policy.......................................................  19
     Capitalization........................................................  20
     Dilution..............................................................  21
     Selected Consolidated Financial Data..................................  22
     Management's Discussion and Analysis of Financial Condition and
      Results of Operations ...............................................  24
     Business..............................................................  35
     Management............................................................  45
     Related Party Transactions............................................  53
     Principal Stockholders................................................  56
     Description of Capital Stock..........................................  58
     Shares Eligible for Future Sale.......................................  60
     Underwriting..........................................................  62
     Legal Matters.........................................................  64
     Experts...............................................................  64
     Where You Can Find Additional Information.............................  64
     Index to Consolidated Financial Statements............................ F-1

                               ----------------

  All brand names and trademarks appearing in this prospectus are the property of their respective holders.

  This prospectus contains projections of third parties including International Data Corporation and Trend Focus. These projections incorporate a number of assumptions concerning the computer industry, the data storage industry and sales prices and sales volumes in the various segments of the computer hard disk drive industry. There can be no assurance that any of these projections will be achieved or that the underlying assumptions are correct.

                               PROSPECTUS SUMMARY

  This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and our consolidated financial statements and related notes before making an investment decision.

                           Headway Technologies, Inc.

  We provide recording head products to the computer hard disk drive industry. Our volume sales have included recording head sales to Seagate Technologies, Inc. for use in its industry leading server disk drives, Toshiba Corporation for use in its mobile disk drives and SAE Magnetics, Ltd. for incorporation into Maxtor Corporation's desktop disk drives.

                                Our Opportunity

  The demand for data storage is rapidly increasing and hard disk drives are the primary means of data storage for most computer systems. To meet the growing demand for data storage and retrieval, disk drive manufacturers must continue to offer hard disk drives with greater capacity at lower prices. Recording heads are a key component of hard disk drives and a primary determinant of hard disk drive performance and storage capacity. To date, the rate of technology advancement in recording heads has provided the ability to annually double storage capacity at a constant cost. To effectively compete in this environment, a recording head manufacturer must have an in-depth understanding of the fundamental physics and magnetic properties of data storage and have the ability to develop manufacturing processes capable of producing state of the art recording heads.

                           Our Approach and Strategy

  We develop products designed to provide our customers with significant performance advantages and faster time-to-volume production. Our team includes a number of storage industry pioneers who are expert in the underlying sciences, technologies and manufacturing processes required for the design and production of increasingly advanced recording heads. Our team's depth and expertise recently enabled us to transition to the latest recording head technology in approximately nine months. Key components of our strategy include:

  . providing targeted solutions to the server, mobile and desktop segments of the hard disk drive industry;

  . leveraging our extensive experience in the server and mobile segments to address the largest segment of the disk drive market--the desktop segment;

  . outsourcing the lower margin, labor and equipment intensive back-end manufacturing processes and focusing our research and development efforts on the higher value-added wafer design and production processes; and

  . forging strong collaborative relationships with leading disk drive manufacturers and other disk drive component manufacturers to develop compatible products which can be effectively incorporated into leading-edge disk drives.

  We were incorporated in Delaware in December 1996. Our consolidated subsidiary, Headway Technologies, Inc. (California), was incorporated in California in April 1994. Our principal executive offices are located at 678 South Hillview Drive, Milpitas, California 95035, and our telephone number at that address is (408) 934-5300.

                                  THE OFFERING

 Common stock offered by us........................ 4,200,000 shares
 Common stock to be outstanding after this
  offering.........................................        shares
 Use of proceeds................................... . repayment of approximately $12.4
                                                      million in notes
                                                      payable;
                                                    . capital expenditures;
                                                      and
                                                    . general corporate
                                                      purposes, including
                                                      working capital.
 Nasdaq National Market Symbol..................... HWTI

                                ----------------

  The number of outstanding shares after this offering is based on the number of shares outstanding at July 3, 1999. The number of outstanding shares excludes:

  . 5,304,953 shares of common stock issuable upon the exercise of outstanding options as of July 3, 1999 at an average exercise price of $1.15 per share;

  . 56,161 shares of common stock issuable upon the exercise of options granted, net of cancellations, between July 3, 1999 and August 19, 1999 at an average exercise price of $4.50 per share; and

  . 1,029,946 shares of common stock issuable upon the exercise of options granted on August 19, 1999 at an exercise price of $5.00 per share.

  As of August 19, 1999, we reserved 3,456,903 shares of common stock for future issuance under our stock option plan, director option plan and employee stock purchase plan.

                                ----------------

  Unless otherwise noted, all information in this prospectus assumes:

  . the public offering price is $6.00 per share;

  . the underwriters will not exercise their option to purchase additional shares of our common stock to cover over-allotments;

  . the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering; and

  . the amendment of our Amended and Restated Certificate of Incorporation to increase our authorized common stock from 25,000,000 to 75,000,000 and to authorize 5,000,000 shares of undesignated preferred stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and their related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. We have prepared this information using our consolidated financial statements. For a discussion of the computation of pro forma diluted net income per share, you should review Note 1 to our consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. The adjusted consolidated balance sheet data summarized below reflects the sale of 4,200,000 shares of common stock offered by us in this offering, at an assumed initial public offering price of $6.00 per share, after deducting the estimated underwriting discount and estimated offering expenses, and the application of the net proceeds therefrom, including the repayment of $12.4 million of notes payable.

                          Period from
                         April 4, 1994                  Years Ended                    Six Months Ended
                          (inception)  ----------------------------------------------- ----------------
                         to January 1,                             Dec. 28,   Jan. 2,  June 27, July 3,
                             1995      Dec. 31, 1995 Dec. 29, 1996   1997       1999     1998    1999
                         ------------- ------------- ------------- ---------  -------- -------- -------
                         (predecessor) (predecessor) (predecessor)                       (unaudited)
                                             (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
  Total revenue.........    $   556       $19,801       $26,792    $  54,369  $179,419 $92,600  $72,786
  Gross (loss) profit...       (608)        1,957         4,176       13,147    42,418  23,543   21,858
  Operating (loss)
   income...............     (5,876)       (7,118)       (4,308)     (18,338)   10,342   8,429    2,398
  Net (loss) income.....     (5,838)       (7,018)       (4,967)     (19,404)    6,735   6,123      620
  Historical basic net
   income (loss) per
   share................    $(4.50)       $(1.92)       $(1.38)    $(441.00)  $  12.36 $ 14.31  $  0.68
                            =======       =======       =======    =========  ======== =======  =======
  Historical diluted net
   income (loss) per
   share................    $(4.50)       $(1.92)       $(1.38)    $(441.00)  $   0.33 $  0.30  $  0.03
                            =======       =======       =======    =========  ======== =======  =======
  Pro forma diluted net
   income per share.....                                                      $   0.33 $  0.30  $  0.03
                                                                              ======== =======  =======

                                                                 July 3, 1999
                                                               -----------------
                                                               Actual   Adjusted
                                                               -------  --------
                                                                  (unaudited)
Consolidated Balance Sheet Data:
  Cash and cash equivalents................................... $22,083  $ 32,292
  Working capital (deficit)...................................  (4,697)   17,905
  Total assets................................................  90,328   100,537
  Current portion of notes payable and capital leases.........  24,871    12,478
  Notes payable and capital leases, less current portion......  23,529    23,529
  Stockholders' equity........................................  25,990    48,592

[E & Y Insert historical basic & diluted EPS]

                                  RISK FACTORS

  You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Our operating results are likely to fluctuate significantly which may cause the market price of our stock to fall

  Factors likely to cause quarterly fluctuations in our revenues and operating results include:

  . market acceptance of our new products, particularly products based on our giant magneto-resistive technology;

  . increased production and engineering costs associated with the introduction of new products;

  . delayed product introductions;

  . order cancellations, modifications or quantity adjustments, or rescheduling of orders by customers;

  . manufacturing capacity constraints;

  . changing product manufacturing yields;

  . decreased demand for our products;

  . changes in product pricing by us or our competitors;

  . timing of product announcements and product transitions by us, our customers or our competitors;

  . increased operating costs or unit costs associated with an increase in production capacity or under-utilization of capacity;

  . our inability to qualify for customer programs;

  . changes in product mix, especially because wafers containing thousands of recording head candidates and the disk drive recording head gimbal assemblies which involve significant further manufacturing, have different revenue and gross margin contributions;

  . disruptions in our operations or the operations of our subcontractors;
    and

  . increased material costs and material or equipment unavailability.

  We generally sell our products pursuant to purchase orders. These purchase orders are subject to cancellation, modification, quantity reduction or rescheduling by our customers on short notice and without significant penalties. Therefore, our backlog as of any particular date is not indicative of sales for any future period. These changes made by our customers in the past have caused, and in the future could cause, our total revenue to fall below expected levels. Net income, if any, and gross profit may be disproportionately affected by a reduction in total revenue as a substantial portion of our costs are fixed and do not vary with revenues. Additionally, changes to products or cancellations of orders could result in under-utilization of production capacity.

  Future revenue, expenses and operating results are likely to vary significantly between quarters. As a result, quarter-to-quarter comparisons of operating results are not necessarily meaningful or indicative of future performance. It is likely that in some future quarters our operating results will be below the expectations of public market analysts or investors, which would cause the market price of our common stock to fall.

If our giant magneto-resistive products do not receive widespread adoption, our business will be harmed

  Our long-term success depends on the broad market adoption of our products, particularly our recently introduced giant magneto-resistive products. Prior to 1999, almost all of our revenues have been generated through the sale of our DSMR products. DSMR is our brand name for the specialized recording head products that we developed and manufactured prior to development of our giant magneto-resistive technology. We do not expect sales of our DSMR products to be significant after the first half of 2000. Our giant magneto-resistive recording heads may not meet the requirements of our customers and may not be broadly adopted by the market. Broad market adoption depends on the performance relative to price for our products. We recently began volume shipments of our giant magneto-resistive recording heads to a single customer. If our giant magneto-resistive product line is not broadly adopted by the hard disk drive industry, our business would be materially harmed.

We must continue to introduce new products that satisfy customer demand because substantially all of our revenue is derived from a limited number of products

  At any one time, we typically supply products in volume to a limited number of disk drive manufacturers to be included in a limited number of disk drive products. These disk drive products have short life cycles. Due to the rapid technological change and constant development of new disk drive products, it is common for our relative mix of customers and products to change quickly from one quarter to the next. We typically offer three or four products in any given quarter. Therefore, it is essential we consistently introduce new products in a timely manner that are designed into customers' disk drive products.

Because we depend on a limited number of customers, the loss of any one customer could harm our business

  The loss of any customer, a significant decrease in orders from one or more customers, the failure to qualify for a new program with an existing customer or the failure of program volumes to achieve expectations could materially harm our business. We sell our products to leading manufacturers in each of the server, mobile and desktop segments of the disk drive market. During 1998 and the first six months of 1999, 26.9% and 48.8%, respectively, of our total revenues were to Seagate for the server market and 67.2% and 45.6%, respectively, of our total revenues were to Toshiba for the mobile market. We expect our dependence on a limited number of customers to continue given the limited number of disk drive manufacturers who require an independent source of recording heads.

  In addition, the disk drive industry has recently experienced significant consolidation. Any further consolidation could significantly reduce the number of our actual or potential customers. If any of our customers experience a change of ownership, particularly to a company with its own recording head capabilities, that customer might stop purchasing our products.

We may incur significant inventory related charges that could reduce our net income and harm our business

  Our manufacturing processes are complex and involve a long cycle time. As a result, our inventory is subject to a number of risks, some of which are beyond our control, and we may incur inventory related charges due to, among other factors:

  . our inability to obtain necessary product qualifications;

  . the cyclical nature of, and rapid technological change in, the hard disk drive industry;

  . changes to product specifications or manufacturing processes;

  . our dependence on a few customers and the limited number of product programs for each customer;

  . the magnitude of the inventory commitments we must make to qualify our products with our customers and to support our customers' time to market needs; and

  . our limited remedies in the event of program cancellations, changes in specifications or reductions in demand.

We may be unable to mitigate or avoid these risks in which case we could incur significant losses from reduction in the value of inventory, missed customer shipments and damage to customer relationships.

If we are unable to anticipate emerging recording head product technologies or if our technology is made obsolete by the emergence of new storage technology our business will be harmed

  The recording head industry has been characterized by rapid technological development and short product life cycles. Product life cycles typically range from six to 12 months. As a result, we must continually anticipate product transitions and develop new products to meet the demand for increased storage capacity. We may be unable to anticipate technological advances in disk drives and develop products incorporating these advances in a timely manner or compete effectively against our competitors' new products.

  We must also anticipate and address the obsolescence of existing technologies and the emergence of new technologies. Some industry participants have suggested that advances in recording and storage devices strictly reliant on magnetic principles are subject to technological limitations. In addition, other companies are developing alternative data storage technologies which may reduce the demand for our products or make our products obsolete. These alternative data storage technologies include solid-state flash memory, digital versatile disks, or DVDs, holographic memory and optically-assisted magneto disk drives.

Because we are directly impacted by the business cycles and trends of the hard disk drive industry, adverse conditions affecting the industry will harm our business

  The hard disk drive industry is highly cyclical and historically has experienced periods of increased demand and rapid growth followed by oversupply and reduced production levels. This results in significantly reduced demand and average selling prices for recording heads. The effect of these cycles on component suppliers has been magnified by the practice of hard disk drive manufacturers ordering components, including recording heads, in excess of their needs during periods of rapid growth. This practice increases the severity of the drop in the demand for components during periods of reduced growth or contraction. In addition, the disk drive industry continues to experience a significant and prolonged decline in average selling prices. As a result, component suppliers are facing extreme pressure to lower their prices. To lower their costs, disk drive manufacturers have taken advantage of increasing areal densities to reduce the total number of recording heads in their drives. This has reduced the demand for recording heads.

  In recent years, the hard disk drive industry has experienced significant unit growth and we have expanded our capacity. This growth in the hard disk drive industry may not continue, the level of demand for our products may decline and future demand for our products may not be sufficient to utilize our capacity.

The market for recording heads is intensely competitive and we expect increased competition which may result in lower revenues from the sale of our products or may otherwise harm our business

  The market for our products is highly competitive, and we expect to experience increased competition in the future. Substantially all of our principal competitors have significantly greater financial, marketing and other resources than we do. We compete with other independent recording head suppliers, such as ALPS, Applied Magnetics, Read-Rite, TDK and its wholly-owned subsidiary SAE, and Yamaha. In addition, we compete with the captive recording head manufacturing operations of disk drive companies. Captive producers who produce some or all of their recording heads for internal use include Fujitsu, Hitachi, IBM and Seagate.

  Other potential competitors or competitive threats which could harm our business include:

  . captive recording head manufacturers that, similar to IBM, may seek to market their recording head products to other disk drive manufacturers;

  . captive recording head manufacturers, such as Seagate, who to date have elected to purchase a portion of their recording heads from third-party suppliers, but may cease to do so in the future; and

  . non-vertically integrated disk drive manufacturers who may seek to acquire or develop their own recording head production capabilities.

  In addition, the announcement or implementation of any of the following by our competitors could materially harm our business:

  . changes in pricing;

  . product introductions;

  . increases in production capacity; and

  . changes in product mix and technological innovation.

  We have experienced pricing pressures in the past and will likely experience increased price competition in the future. Pricing pressures have included, and may continue to include, demands for discounts, long-term supply commitments and extended payment terms. In addition, other recording head manufacturers, in light of their significant fixed costs, may be inclined to sell products with little or no gross profit in order to cover a portion of their fixed costs. Any increase in price competition could materially harm our business.

If we are unable to manage the numerous complex operations associated with our manufacturing processes, our net income could be reduced because of increased costs and our business could otherwise be harmed

  Minor deviations or disruptions in our manufacturing processes could cause substantial manufacturing yield losses, increased cycle time, increased product returns, loss of work-in-process inventory and, in some cases, suspension of production. During our plant expansion in 1998, we experienced a significant increase in cycle time, due, in part, to the relocation of equipment. The complexity of the manufacturing processes is susceptible to manufacturing defects, which may result in a loss of work-in-process, product returns or missed customer shipment dates. A significant percentage of potential defects can only be detected at the end of our four to eight week manufacturing process. In addition, our complex manufacturing processes require continual equipment maintenance. Should some portion of our production or testing equipment become unavailable for a significant period of time, our business could be materially harmed.

If we experience small variations in manufacturing yields and productivity, our operating results and profitability could be harmed

  Manufacturing yields tend to be lower in the early stages of product life cycles and increase as the product matures and manufacturing volumes increase. Our pricing reflects this assumption of improving manufacturing yields. As a result, material variances between projected and actual manufacturing yields have a direct effect on our profitability. Forecasting manufacturing yields accurately becomes increasingly difficult as manufacturing processes increase in complexity. The compression of product life cycles also requires us to bring new products on line faster and for shorter periods, while maintaining acceptable manufacturing yields and quality. These compressed product life cycles often eliminate the lengthy periods of high volume manufacturing conducive to higher manufacturing yields and declining unit costs.

Because our long sales cycle makes it difficult for us to predict if or when a sale will occur, we may expend substantial financial and human resources without generating related product sales

  Qualifying recording head products for incorporation into a new disk drive product requires us to work extensively with the customer and the customer's other suppliers to meet product specifications. Customers often require a significant number of product presentations and demonstrations, as well as substantial interaction with our senior management, before making a purchasing decision. Accordingly, our products typically have a lengthy sales cycle, which can range from three to 18 months, during which we may expend substantial financial resources and management, engineering and sales time and effort with no assurance that future product sales will result.

If we do not maintain high utilization of our manufacturing capacity, we may not achieve our profit targets

  The term "capacity utilization" means the actual number of wafers we are manufacturing in relation to the total number of wafers we have the capacity to process. Because a significant portion of our operating costs, such as plant and equipment related costs and expenses, cannot be reduced or eliminated quickly in response to changing conditions, operating below capacity has a significant negative effect on our profitability. Some of the factors affecting our capacity utilization rates are overall industry conditions, operating efficiencies, the level of customer orders, mechanical failures, disruption of operations due to expansion of operations or relocation of equipment, fire or natural disaster.

If hard disk drive manufacturers do not incorporate our products into new disk drive products, our business will be harmed

  Component suppliers must demonstrate to their customers an ability to deliver the specified product significantly in advance of volume production. This qualification process is lengthy and costly for the disk drive manufacturer. Therefore, if a component supplier fails in the pre-production qualification process, it will generally be unable to participate in the program, resulting in lost revenue opportunities, creating the potential for under-utilization of manufacturing capacity and making it more difficult for the supplier to participate in subsequent customer programs. In some instances, a component supplier may be allowed to qualify in a program after production volumes have commenced. The revenues and margins associated with participation later in programs, however, tend to be lower.

If our customers choose to incorporate recording heads products from other providers, our business will be harmed

  In 1996, Hewlett-Packard Co., or HP, at the time our largest shareholder and primary customer, accounting for substantially all of our product sales, made a strategic decision to exit the disk drive business. This departure had a severe and adverse effect on our operating results. Some hard disk drive manufacturers enter into arrangements with component suppliers to supply technology and products for future disk drives. If these arrangements include recording head technologies that compete with our products, they may make it more difficult for us to maintain our relationships with existing customers or to attract new customers. For example, in June 1998, Western Digital Corporation and IBM established a strategic relationship whereby IBM agreed to provide giant magneto-resistive disk drive technology and designs to Western Digital for incorporation into desktop disk drive programs. In exchange, Western Digital agreed to purchase a significant percentage of its material requirements, including recording heads, from IBM.

If parties who license our technology use the licensed technology to manufacture recording heads for themselves or third parties, our business may be harmed

  We sell products to customers who also manufacture, directly or indirectly, products for their own use. For example, Seagate, a significant customer, is one of the world's largest manufacturers of recording heads. In addition, we have in the past licensed, and in the future may license, our technology to entities who use the licensed technology to satisfy their own or third-party product demand. For example, we have licensed our DSMR wafer production technology to Seagate. We expect that Seagate will continue to use the licensed DSMR technology to manufacture a significant portion of its future DSMR wafer demand.

  In July 1999, we entered into a patent license agreement and a technology transfer agreement with IBM under which, among other things, we licensed to IBM all existing and future patents that are filed by us through December 31, 2002 for the life of the patents. These agreements may allow IBM to compete more effectively against us. Increased production of recording heads by third parties pursuant to a technology license from us could materially harm our business.

To achieve significant revenue growth, we must become a significant supplier to the desktop market

  Our development efforts and volume sales have historically been focused on the server and mobile markets. These markets tend to be less price competitive than the desktop market, but they also typically have smaller program volumes. The desktop market is characterized by large program volumes, rapid product transitions, severe price competition and a lower emphasis on technological differentiation. We have limited experience providing recording head products to the desktop market and cannot be sure that we will be able to significantly penetrate this market.

We may be unable to meet customer demand in a timely manner because we currently rely on a single source for the production of our sliders and head gimbal assemblies

  We currently subcontract, and expect to continue to subcontract, all of our slider and head gimbal assembly manufacturing to a limited number of offshore manufacturers, except for limited volumes for prototype and research and development. Currently, our only subcontractor is SAE, a wholly-owned subsidiary of TDK who performs these services in China. Pursuant to an agreement with us, SAE has agreed to manufacture sliders and head gimbal assemblies through the year 2002. SAE also provides similar subcontract services to some of our competition, including ALPS and IBM. If SAE ceases to provide subcontracting services or elects not to dedicate available capacity to us when faced with either increased demand or limited production capacity, we would then be required to secure an alternative subcontract manufacturer. Assuming additional capacity is available from other qualified subcontract manufacturers on commercially acceptable terms, the process of qualifying these subcontractors with our customers could be lengthy and could create delays in product shipments. An inability to secure subcontract manufacturing on acceptable terms on a timely basis, or at all, would adversely impact our ability to sell products, which in turn could materially harm our business.

We may be unable to meet customer demand in a timely manner because we rely on a limited number of component suppliers

  Components necessary for the manufacture of our products are frequently obtained from a single supplier or a limited group of preferred suppliers. We currently have 12 single source materials suppliers, however, we do not maintain any long-term agreements with any of our component suppliers. In the future, these single or limited source suppliers may be unable to meet our requirements on a timely basis or on acceptable terms. A shortage of any key component could materially harm our business. If a component supplier raises its prices, we may be unable to obtain substitute components at acceptable costs and we may not be able to pass these increased costs along to our customers.

  In addition, our component suppliers must be qualified with our customers. Depending on the supplier, this qualification process may be complex and time consuming. Because the purchase of key components may involve long lead times, if there is an unanticipated increase in demand for our products or a supplier is unable to meet our orders, we could be unable to manufacture some of our products in a quantity sufficient to meet demand. Several pieces of equipment used in the manufacture of our products can only be obtained from sole or limited source suppliers. Replacing this equipment or acquiring new equipment in connection with any plant expansion would involve long lead times. This equipment may not be delivered, installed and operational in a timely manner.

If we cannot attract and maintain key personnel in the future, our business will be harmed

  Our success depends to a significant extent upon a limited number of our senior management and other key employees. The loss of one or more senior managers or key employees could materially harm our business. We do not maintain any key-man life insurance policies on any of our key personnel and do not have employment agreements with any of our executive officers. In addition, we believe our future success will depend, in part, on our ability to attract and retain highly skilled technical and managerial personnel. Competition for these personnel is intense in the technology industry, particularly in Silicon Valley, where our facilities are located. Moreover, there are a limited number of individuals with appropriate recording head industry experience, making the competition for these individuals even more intense. We may not be successful in attracting and retaining such personnel, and the failure to do so could materially harm our business.

If we are unable to protect our proprietary technology, we may be unable to successfully compete and our business could be harmed

  Although we attempt to protect our intellectual property rights through patents, copyrights, trade secrets and other measures, we may not be able to protect our technology adequately and competitors may be able to develop similar technology independently. We have 12 issued patents in the United States and have 31 additional United States patent applications pending. We may not be able to obtain patents on all aspects of our technology relating to our recording head technology. Any patents issued to us may not be sufficiently broad to protect our technology. The status of computer-related patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. Accordingly, patent applications filed by us may not result in patents being issued. Further, our existing patents, and any patents which may be issued to us in the future, may not afford protection against competitors with similar technology. Patents issued to us may be infringed upon or designed around by others and others may possess or obtain patents that we would need to license or design around. Further, we have only limited patent rights outside the U.S. and the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the U.S.

  In the past, we have been notified that we may be infringing patents owned by others. We may receive additional infringement claims in the future. If it appears necessary or desirable, we may seek licenses under patents which we are allegedly infringing. If existing or future patents containing broad claims are upheld by the courts, the holders of these patents might be in a position to require companies, including us, to obtain licenses. Licenses which might be required for us to avoid infringement of these patents may not be available on reasonable terms, if at all, and we may not be able to avoid infringement of these patents. The failure to obtain a key patent license from a third party could cause us to incur substantial liabilities and to suspend the manufacture of the products utilizing the patented invention.

  Litigation may be necessary to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or claims for indemnification resulting from infringement claims by third parties. This litigation, regardless of the outcome, could result in substantial costs and diversion of resources and could materially harm our business.

Because we rely on a single manufacturing facility, product production and shipment interruptions could harm our business

  Our Milpitas, California manufacturing facility, which currently accounts for, and is expected to account for, all of our wafer fabrication capacity, is located near major earthquake faults. Disruption of operations for any reason, including power failures, work stoppages or natural disasters such as fires, floods or earthquakes would cause delays in, or an interruption of, production and shipment of products, which would materially harm our business.

If we underestimate or overestimate our manufacturing capacity requirements, our business will be harmed because of an inability to meet customer demand or to reduce costs

  We must anticipate demand for our products and the path of new technologies so that we will have sufficient production capacity to meet our customers' requirements. Accurate capacity planning is complicated by the pace of technological change, unpredictable demand variations, fluctuating manufacturing yields and long lead times associated with the acquisition of plant and equipment. These planning difficulties are exacerbated by the lengthy sales cycle for our products. Our underestimation or overestimation of our capacity requirements, or inability to successfully and timely develop and implement the proper technologies, would materially harm our business.

If we cannot secure additional capital on commercially acceptable terms, we may not be able to stay competitive in our industry

  The manufacturing of recording heads is capital intensive. In 1998, we deployed $66.0 million in equipment and facilities, including $31.4 million of operating leases. We believe we will need significant additional financial resources over the next several years for capital expenditures and working capital in order to remain competitive. The advancement of recording head technology is tightly coupled with the introduction of new manufacturing processes. The capital equipment required to deploy these new processes is expensive. In addition, our customers prefer suppliers which can provide a substantial portion of their volume requirements. Therefore, in order to be considered an acceptable supplier, we must be able to quickly purchase new capital equipment required by new manufacturing processes and to expand our manufacturing capacity in order to meet customers' requirements and remain competitive.

  To meet anticipated future capital requirements, including capital expenditures, we may need additional sources of capital. Additional funds may not be available to us or, if available, these funds may not be available to us upon terms and conditions acceptable to us. If we are unable to obtain sufficient capital, we would need to curtail our operating and capital expenditures, which would harm our business. The failure of actual demand for our products to meet anticipated demand could result in under-utilization of our capacity which, in turn, could materially harm our business.

If we do not properly manage international operations, our business may be harmed

  Our product sales to foreign corporations and their U.S. subsidiaries represented 73.0% and 51.0% of total revenue in 1998 and the six months ended July 3, 1999, respectively. Our subcontract manufacturing occurs offshore. International sales and manufacturing are subject to a number of risks, including:

  . changes in foreign government regulations and standards;

  . export license requirements;

  . tariffs, taxes and other trade barriers;

  . fluctuations in currency exchange rates;

  . difficulty in collecting accounts receivable;

  . loss in shipment; and

  . difficulties of enforcing contracts and judgments against third parties.

  Although international sales and cost commitments are typically denominated in U.S. dollars, fluctuations in currency exchange rates could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. In particular, several Asian countries have experienced significant economic downturns and significant declines in the value of their currencies relative to the U.S. dollar. Further, payment cycles for international customers may be longer than those for our U.S. customers. We are also subject to geopolitical risks, such as political, social and economic instability, potential hostilities and changes in diplomatic and trade relationships, in connection with international operations. We are unable to predict what effect, if any, these factors will have on our ability to maintain or increase our product sales or to manufacture products in these markets, or what economic effects these factors will have upon general economic conditions, the disk drive industry, our customers or our operations.

We must properly manage our growth or our business will be harmed

  In the last 12 months, we have added significant manufacturing capacity.
This growth has resulted in new and increased responsibilities for management personnel and continues to place a significant strain upon our management, operating and financial resources. This offering and our status as a public company are expected to place additional demands on our management team. Our executive officers have limited or no experience in serving as executive officers of a public company. Our ability to manage our expanded operations effectively will require us to improve all aspects of our operations, including our operational and financial systems, and to train, motivate and manage our employees.

  Subsequent to the offering, we may replace our current financial and accounting software with an enterprise resource planning software system system. This system is complex, time consuming to install and require extensive training of personnel. Our inability to effectively implement this system may materially harm our business.

  To manage our operations, we must continuously evaluate the adequacy of our management structure and our existing procedures, including our financial and internal controls. Management may not adequately anticipate all of the changing demands that growth may impose on our procedures and structure. Our inability to adequately anticipate and respond to such changing demands could materially harm our business.

Capital expenditures may increase and we may experience unexpected production delays if we convert our manufacturing from square to round recording head wafers

  Currently, we manufacture square recording head wafers. We may change our manufacturing methods to incorporate round wafers in the event that we determine that round wafers allow us to better take advantage of advances in complex technologies and processes developed for use in the semi-conductor industry. A conversion to round wafers will likely require us to significantly modify our existing capital equipment and/or to acquire additional capital equipment. We can not currently estimate when or if a conversion to round wafers will occur or the cost of any such conversion. In addition, a conversion to round wafers will result in modified manufacturing processes and possibly manufacturing delays and reduced product yields, particularly immediately after the conversion. Any of these could materially harm our business.

Our manufacturing processes use hazardous chemicals which subject us to government environmental regulations and potential fines

  The operation of our Milpitas manufacturing facility requires that we comply with a number of environmental regulations and that we have the necessary environmental, fire, waste neutralization, air abatement, building and use permits. We must comply with a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our wafer manufacturing processes. For the past several months, we have been in negotiations with the San Francisco Bay Area Air Quality Management District, or the BAAQMD, regarding certain alleged permit limitations infractions resulting from the use of two volatile organic compounds in our manufacturing processes. We have actively pursued a settlement of this matter and have been working in a cooperative manner with the BAAQMD. Counsel for us and the BAAQMD are currently negotiating a Stipulated Settlement Agreement and Conditional Order for Abatement under the terms of which, if approved, we would agree to pay a $12,500 fine to BAAQMD and install approximately $1.0 million of air abatement devices over a pre-determined time period. The terms of the agreement also are subject to the approval of the BAAQMD Hearing Board and there can be no assurance that approval will be granted or that the final settlement will be the same. Our inability to reach an agreement with the BAAQMD, to obtain or comply with this settlement agreement or our inability to materially comply with applicable environmental regulations and to obtain required permits on a timely basis could subject us to potential liabilities or result in the suspension of production. Some of our permits require annual renewals, which we may not be able to obtain. Environmental regulations could also restrict our ability to expand our facilities or could require us to acquire costly equipment or incur other significant expense to comply with these regulations. In addition, certain of our permits require the purchase and installation of additional capital equipment for waste neutralization and air abatement in the event our production volumes substantially change. In connection with our plant expansion completed in 1998, we were required to, among other things, replace several pieces of manufacturing equipment and significantly upgrade our waste water treatment system.

Our inability and the inability of our key suppliers and customers to be Year 2000 compliant could harm our business

  The "Year 2000" issue causes many computer systems and software products to incorrectly recognize date information starting on January 1, 2000. We rely on systems and applications in operating and monitoring all major aspects of our business, including financial systems, customer services, infrastructure, embedded computer chips, networks and telecommunications equipment. We are in the process of upgrading our software to address the "Year 2000" issue. We currently estimate that the costs associated with making our internal systems and business operations "Year 2000" compliant, and the consequences of incomplete or untimely resolution of making our systems and operations compliant, will not materially harm our business. We also directly and indirectly exchange data with customers, suppliers, creditors, financial organizations and governmental entities. Therefore, even if our internal systems are not materially affected by the "Year 2000" issue, we could be affected through disruptions in the operation of the enterprises with which we interact. This impact may result in disruption of our business and may materially harm our business.

Substantial sales of our common stock could significantly reduce our stock price

  Sales of a substantial number of shares of our common stock after this offering could adversely affect the market price of our common stock. The introduction of a large number of shares of our common stock into a market in which our common stock price is already volatile, could drive down our common stock price. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. Based on shares outstanding as of July 3, 1999, upon completion of this offering, we will have 21,177,679 shares of common stock outstanding, or 21,807,679 shares if the underwriters' over-allotment option is exercised in full. Our directors, executive officers and current stockholders have executed lock-up agreements that limit their ability to sell shares of our common stock. These stockholders have agreed, subject to limited exceptions, not to sell or otherwise dispose of any shares of our common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of Hambrecht & Quist LLC. When these lock-up agreements expire, these shares and the shares of common stock underlying any options held by these individuals will become eligible for sale, in some cases pursuant only to the volume, manner of sale and notice requirements of Rule 144.

Our stock price may be volatile

  Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering. The market for technology stocks has been extremely volatile. The following factors could cause the market price of our common stock to fluctuate significantly from the price paid by investors in this offering:

  . variations in our quarterly operating results;

  . announcements by us or our competitors of significant contracts, new products or purchase orders, or strategic arrangements;

  . conditions and trends in the disk drive and recording head industries;

  . adoption of new accounting standards affecting the disk drive component industry;

  . changes in financial estimates by securities analysts; and

  . fluctuations in stock market prices and volumes.

Control by existing stockholders may limit your ability to influence the outcome of director elections and certain transactions

  Upon completion of this offering, our executive officers, directors and principal stockholders and their affiliates will beneficially own approximately 81.8% of our outstanding common stock (79.5% if the underwriters' over-allotment option is exercised in full). These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company

  Provisions in our bylaws and in our certificate of incorporation, both as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in management of our company. These provisions include the:

  . establishment of a classified board of directors;

  . stipulation that a special meeting of stockholders may only be called by stockholders owning at least 50% in the aggregate of our outstanding shares;

  . ability of our board of directors to issue preferred stock without stockholder approval; and

  . right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors.

  Furthermore, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. These provisions prohibit a stockholder who owns 15% or more of our outstanding voting stock from consummating a merger or combination with us unless this stockholder receives board approval for the transaction or unless 66 2/3% of the outstanding shares of our voting stock not owned by this stockholder approve the merger or combination.

Investors will experience immediate dilution

  The initial public offering price of our common stock is expected to be substantially higher than the book value per share of our outstanding common stock immediately after this offering. Accordingly, if you purchase our common stock in this offering, you will incur immediate dilution of approximately $4.19 in the book value per share of our common stock from the price you pay for our common stock. This calculation assumes that you purchased our common stock for $6.00 per share.

                           FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements that involve risks and uncertainties, which may include statements about our:

  . business strategy;

  . estimates for the growth of the disk drive market;

  . plans for entering the desktop segment of the disk drive market;

  . plans for the introduction of new products;

  . anticipated sources of funds, including the net proceeds from this offering, to fund our operations for the 12 months following the date of this prospectus; and

  . plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

  When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus.

              HOW WE INTEND TO USE THE PROCEEDS FROM THIS OFFERING

  We estimate that we will receive net proceeds of $22,602,000 from the sale of 4,200,000 shares of common stock in this offering. This estimate of net proceeds assumes an initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and offering expenses.

  While we cannot predict with certainty how the proceeds of this offering will be used, we currently intend to use a portion of the net proceeds to repay the following notes payable:

  . $7.4 million note payable to Western Digital due June 30, 2000 which bears interest at 8.50%;

  . $3.6 million note payable to Maxtor due June 30, 2000 which bears interest at 7.50%; and

  . $1.4 million note payable to Komag due February 15, 2001 which bears interest at 7.00%.

  Except as set forth above, as of the date of this prospectus, we have not allocated any remaining proceeds from the offering. We currently anticipate that we will spend between $10 million to $15 million on infrastructure and capacity expansion during the remainder of fiscal year 1999. We currently expect that expenditures for infrastructure and capacity expansion will be funded through a combination of debt financings and cash proceeds from the offering. Any remaining proceeds from this offering will be used for general corporate purposes, including working capital. Although we are not currently engaged in any active negotiations and have no commitments or agreements with respect to any acquisition, we might in the future use a portion of the remaining proceeds to pay for acquisitions. Prior to using the net proceeds, we will invest the net proceeds of this offering in short-term, investment grade, interest-bearing investments or accounts.

  The amounts we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described under "Risk Factors." Therefore, we will have broad discretion in the way we use the net proceeds.

                                DIVIDEND POLICY

  We have not declared or paid cash dividends on shares of our common stock or other securities. We intend to retain any future earnings for future growth and do not anticipate paying any cash dividends in the foreseeable future. Our debt obligations currently limit the payment of dividends.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of July 3, 1999.

  The pro forma information reflects the filing of an amendment to our amended and restated certificate of incorporation to provide for authorized capital stock of 75,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock, and the conversion of all outstanding shares of preferred stock into 15,764,535 shares of common stock on the closing of this offering.

  The pro forma as adjusted information reflects the sale of the shares of common stock offered hereby and application of the net proceeds, including the repayment of $12.4 million of notes payable, at an assumed initial public offering price of $6.00 per share and after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

  The outstanding share information excludes:

  . 5,304,953 shares of common stock issuable upon the exercise of outstanding options as of July 3, 1999 at an average exercise price of $1.15 per share;

  . 56,161 shares of common stock issuable, net of cancellations, upon the exercise of options granted between July 3, 1999 and August 19, 1999 at an average exercise price of $4.50 per share; and

  . 1,029,946 shares of common stock issuable upon the exercise of options granted on August 19, 1999 at an exercise price of $5 per share.

We reserved 3,456,903 shares of common stock for future issuance under our stock option plan, director option plan and employee stock purchase plan as of August 19, 1999.

  The information below is qualified by, and should be read in conjunction with, our consolidated financial statements and the notes to those consolidated financial statements appearing at the end of this prospectus.

                                                      As of July 3, 1999
                                                --------------------------------
                                                                      Pro forma
                                                 Actual   Pro forma  as adjusted
                                                --------  ---------  -----------
                                                 (in thousands, except share
                                                            data)
Current portion of notes payable and capital
 leases........................................ $ 24,871  $ 24,871    $ 12,478
                                                ========  ========    ========
Notes payable and capital leases, less current
 portion....................................... $ 23,529  $ 23,529    $ 23,529
Stockholders' equity:
  Series A convertible preferred stock, $.001
   par value; 15,764,535 shares authorized,
   issued and outstanding, actual; 5,000,000
   shares authorized, pro forma and pro forma
   as adjusted; no shares issued and
   outstanding, pro forma and pro forma as
   adjusted....................................   37,122        --          --
  Common Stock, $.001 par value; 75,000,000
   authorized; 1,213,144 shares issued and
   outstanding, actual; 75,000,000 authorized,
   pro forma and pro forma as adjusted;
   16,977,679 shares issued and outstanding,
   pro forma; 21,177,679 shares issued and
   outstanding, pro forma as adjusted..........      589    37,711      60,313
  Deferred compensation........................     (197)     (197)       (197)
  Accumulated deficit..........................  (11,524)  (11,524)    (11,524)
                                                --------  --------    --------
    Total stockholders' equity.................   25,990    25,990      48,592
                                                --------  --------    --------
      Total capitalization..................... $ 49,519  $ 49,519    $ 72,121
                                                ========  ========    ========

                                    DILUTION

  As of July 3, 1999, our pro forma net tangible book value, after giving effect to the conversion of all shares of preferred stock outstanding as of July 3, 1999 into common stock on the closing of this offering, was $15,821,000, or approximately $0.93 per share. Pro forma net tangible book value per share represents the amount of total actual tangible assets less total actual liabilities, divided by the 16,977,679 shares of common stock outstanding after giving effect to the conversion of the preferred stock outstanding as of July 3, 1999 into common stock. After giving effect to the sale of the 4,200,000 shares of common stock we are offering and deducting the underwriting discount and commissions and estimated offering expenses, our adjusted pro forma net tangible book value as of July 3, 1999 would have been $38,423,000 , or $1.81 per share. This represents an immediate increase in pro
forma net tangible book value of $     per share to existing stockholders and
an immediate dilution of $4.19 per share to new investors. The following table illustrates this per share dilution:

   Assumed public offering price per share........................       $   6
     Pro forma net tangible book value per share as of July 3,
      1999........................................................ $0.93
     Increase per share attributable to new investors.............  0.88
                                                                   -----
   As adjusted pro forma net tangible book value per share after
    this offering.................................................        1.81
                                                                         -----
   Dilution per share to new investors............................       $4.19
                                                                         =====

  The following table sets forth on a pro forma basis, as of July 3, 1999, the difference between the number of shares of common stock purchased, the total consideration paid and the average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
   Existing stockholders..  16,977,679   80.2% $37,998,000   60.1%     $2.24
   New investors .........   4,200,000   19.8   25,200,000   39.9%     $6.00
                            ----------  -----  -----------  -----
     Total................  21,177,679  100.0% $63,198,000  100.0%
                            ==========  =====  ===========  =====

  The number of outstanding shares in the foregoing discussion and table excludes:

  . 5,304,953 shares of common stock issuable upon the exercise of outstanding options as of July 3, 1999 at an average exercise price of $1.15 per share;

  . 56,161 shares of common stock issuable, net of cancellations, upon the exercise of options granted between July 3, 1999 and August 19, 1999 at an average exercise price of $4.50 per share; and

  . 1,029,946 shares of common stock issuable upon the exercise of options granted on August 19, 1999 at an exercise price of $5 per share.

  We reserved 3,456,903 shares of common stock for future issuance under our stock option plan, director option plan and employee stock purchase plan as of August 19, 1999.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and their related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. We have prepared this information using our consolidated financial statements for the period from April 4, 1994 (inception) to January 1, 1995, the years ended December 31, 1995, December 29, 1996, December 28, 1997 and January 2, 1999 and the six-month periods ended June 27, 1998 and July 3, 1999. Our consolidated financial statements for the three years in the period ended January 2, 1999 have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. Our consolidated financial statements for the period from April 4, 1994 (inception) to January 1, 1995 and the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, and are not included in this prospectus. Our consolidated financial statements for the six-month periods ended June 27, 1998 and July 3, 1999 have not been audited and are included elsewhere in this prospectus. For a discussion of the computation of pro forma net income per common share, you should review Note 1 to our consolidated financial statements. Our unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended July 3, 1999 are not necessarily indicative of the results that may be expected for the entire year ending January 1, 2000.

                           Period from
                          April 4, 1994                  Years Ended                    Six Months Ended
                           (inception)  ----------------------------------------------  -----------------
                           to Jan. 1,                               Dec. 28,  Jan. 2,   June 27,  July 3,
                              1995      Dec. 31, 1995 Dec. 29, 1996   1997      1999      1998     1999
                          ------------- ------------- ------------- --------  --------  --------  -------
                          (predecessor) (predecessor) (predecessor)                       (unaudited)
                                             (in thousands, except per share data)
Consolidated Statement
of Operations Data:
 Revenue:
 Product sales, net.....     $   556       $    99       $ 4,421    $ 52,369  $177,669  $91,850   $70,693
 Product sales to
  related parties, net..          --        15,702        20,871          --        --       --        --
 Technology transfers
  and royalties.........          --         4,000         1,500       2,000     1,750      750     2,093
                             -------       -------       -------    --------  --------  -------   -------
  Total revenue.........         556        19,801        26,792      54,369   179,419   92,600    72,786
 Cost of sales..........       1,164        17,844        22,616      41,222   137,001   69,057    50,928
                             -------       -------       -------    --------  --------  -------   -------
  Gross (loss) profit...        (608)        1,957         4,176      13,147    42,418   23,543    21,858
 Operating expenses:
 Research and
  development...........       4,627         6,269         5,066      20,287    25,458   11,611    16,780
 Selling, general and
  administrative........         641         2,806         3,418       5,198     6,618    3,503     2,680
 Acquired in-process
  technology............          --            --            --       6,000        --       --        --
                             -------       -------       -------    --------  --------  -------   -------
  Total operating
   expenses.............       5,268         9,075         8,484      31,485    32,076   15,114    19,460
                             -------       -------       -------    --------  --------  -------   -------
 Operating (loss)
  income................      (5,876)       (7,118)       (4,308)    (18,338)   10,342    8,429     2,398
 Interest income
  (expense), net........          38           100          (659)     (1,066)   (2,438)    (904)   (1,572)
                             -------       -------       -------    --------  --------  -------   -------
 (Loss) income before
  income taxes and
  extraordinary item....      (5,838)       (7,018)       (4,967)    (19,404)    7,904    7,525       826
 Provision for income
  taxes.................          --            --            --          --     1,475    1,402       206
                             -------       -------       -------    --------  --------  -------   -------
 (Loss) income before
  extraordinary item....      (5,838)       (7,018)       (4,967)    (19,404)    6,429    6,123       620
 Extraordinary item, net
  of income taxes.......          --            --            --          --       306       --        --
                             -------       -------       -------    --------  --------  -------   -------
 Net (loss) income......     $(5,838)      $(7,018)      $(4,967)   $(19,404) $  6,735  $ 6,123   $   620
                             =======       =======       =======    ========  ========  =======   =======
 Historical basic net
  income (loss) per
  share.................     $ (4.50)      $ (1.92)      $ (1.38)   $ 441.00  $  12.36  $ 14.31   $  0.68
                             =======       =======       =======    ========  ========  =======   =======
 Historical diluted net
  income (loss) per
  share.................     $ (4.50)      $ (1.92)      $ (1.38)   $ 441.00  $   0.33  $  0.30   $  0.03
                             =======       =======       =======    ========  ========  =======   =======
 Shares used in
  computing historical
  basic
  net income (loss) per
  share.................       1,297         3,664         3,593          44       545      428       913
                             =======       =======       =======    ========  ========  =======   =======
 Shares used in
  computing historical
  diluted net income
  (loss) per share......       1,297         3,664         3,593          44    20,573   20,726    20,717
                             =======       =======       =======    ========  ========  =======   =======
 Pro forma basic net
  income per share......                                                      $   0.42  $  0.39   $  0.04
                                                                              ========  =======   =======
 Pro forma diluted net
  income per share......                                                      $   0.33  $  0.30   $  0.03
                                                                              ========  =======   =======
 Shares used in
  computing pro forma
  basic
  net income per share..                                                        16,093   15,754    16,677
                                                                              ========  =======   =======
 Shares used in
  computing pro forma
  diluted net income per
  share.................                                                        20,573   20,276    20,717
                                                                              ========  =======   =======

                                                                   Dec. 28, Jan. 2,    July 3,
                         Jan. 1, 1995  Dec. 31, 1995 Dec. 29, 1996   1997    1999       1999
                         ------------- ------------- ------------- -------- -------  -----------
                         (predecessor) (predecessor) (predecessor)                   (unaudited)
                                                     (in thousands)
Consolidated Balance
Sheet Data:
 Cash and cash
  equivalents...........    $12,113       $ 7,264       $ 6,770    $22,574  $24,350    $22,083
 Working capital
  (deficit).............     11,083         8,253         3,636     10,114   (1,721)    (4,697)
 Total assets...........     19,644        33,763        32,615     65,973   89,766     90,328
 Current portion of
  notes payable and
  capital leases........         --         1,767         3,056     14,545   16,678     24,871
 Notes payable and
  capital leases, less
  current portion.......         --         7,858        10,483     22,344   22,879     23,529
 Stockholders' equity...     17,950        20,936        15,974     15,534   25,214     25,990

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" should be read in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus.

Overview

  We supply recording head products to the computer hard disk drive industry. We were founded in 1994 and initially focused exclusively on high performance recording head technologies for hard disk drives in the server market. We expanded our focus to develop recording head products for the mobile market and subsequently the desktop market. Our products have been successfully integrated into Seagate's industry leading 10,000 revolutions per minute, or rpm, Cheetah server disk drives, Toshiba's high-performance mobile disk drives and Maxtor's desktop disk drives.

  Our first customer and largest initial investor was HP who accounted for substantially all of our product sales through 1996. In July 1996, HP announced it was exiting the disk drive industry and would be selling its equity interest in us. As a result, we recapitalized in January 1997. In connection with the recapitalization, the original investor group, including HP, sold their interest in us to a new investor group. The recapitalization was accounted for under the purchase method of accounting, with the $23.2 million purchase price, including $1.2 million of transaction related fees, exceeding our net book value by $7.7 million. This excess was allocated, based on fair value, $6.0 million to in-process technology, $700,000 to developed technology, $910,000 to assembled workforce and $100,000 to goodwill. We expensed the $6.0 million assigned to in-process technology during the three months ended March 30, 1997. We are amortizing the developed technology, assembled workforce and goodwill over periods ranging from one to three years. Amortization of assembled workforce and goodwill is included in research and development expense and amortization of developed technology is included in cost of sales.

  We sell wafers, sliders and head gimbal assemblies to our customers. Each wafer contains up to 22,000 potential recording heads and these are sold to customers who have the capacity to convert our wafers into completed recording heads. We provide sliders and head gimbal assemblies for customers who do not have access to an established back-end production operation and thus do not have the capacity to convert our wafers into completed recording heads. Multiple head gimbal assemblies are typically assembled into a head stack assembly before integration into a hard disk drive. We currently do not sell head stack assemblies. The majority of our sales to date have been based on our DSMR technology. During 1998 and for the first six months of 1999, sales of products based on DSMR technology represented 94.3% and 94.6% of total revenues, respectively. We expect products based on DSMR technology to decline as a percentage of our revenue over the next year. We do not expect any material sales from products based on DSMR technology after the first half of 2000. We have historically had a limited number of customers and expect this to continue to be the case. Our sales are generally made pursuant to individual purchase orders with revenue from product sales recognized upon shipment. These purchase orders are subject to cancellation, modification, quantity reduction or rescheduling without significant penalties.

  We have licensed our DSMR technology to Seagate in exchange for technology transfer fees, royalty payments and minimum purchase commitments. Through July 3, 1999, we received $9.3 million from technology transfer fees and $2.1 million in royalties. We have recognized the technology transfer fees as revenue upon the achievement of stipulated milestones and recognized royalties based on Seagate sales as reported by Seagate to us. We will not receive any additional technology transfer fees in the future under these agreements. We expect Seagate to decrease production of DSMR recording head products over the next 12 months. Therefore, we do not expect the royalty payments or purchase obligations to continue to be significant after the first half of fiscal year 2000. We cannot assure you that we will enter into any similar type of agreements with Seagate or any other party in the future.

  Cost of sales consists primarily of wafer fabrication expenses, subcontracting expenses and licensee fees. Wafer fabrication expenses include employee related expenses for direct labor as well as manufacturing indirect labor, quality assurance, equipment and facility maintenance and manufacturing engineering support. Wafer fabrication expenses also include the cost of parts and services required for the maintenance of the equipment, equipment rental, equipment depreciation, material costs, both direct and indirect, and a significant portion of our facility expenses. Subcontracting expense is typically based on the number of sliders or head gimbal assemblies shipped by the subcontractor and includes the cost of any material purchased from third parties such as suspensions on which recording heads are attached. Subcontracting prices are determined in part by subcontracting yields, with lower yields resulting in higher subcontracting prices. Licensee fees include the amortization of licenses we have previously purchased from third parties.

  We produce our wafers in our own fabrication facility located in Milpitas. The operation of a wafer fabrication facility is highly capital intensive and involves numerous costs which cannot be reduced or eliminated quickly in responses to changing conditions. For the purpose of providing prototype products for internal use and early product samples to our customers, we have limited slider and head gimbal assembly operations in our Milpitas facility. The majority of the costs associated with these operations are classified as research and development expenses. Currently, we subcontract almost all of our slider and head gimbal assembly production to third parties. Slider and head gimbal assembly fabrication are similarly capital intensive but also require substantially more labor during the manufacturing and test processes. We have primarily used SAE, a Hong Kong based subsidiary of TDK, for our slider and head gimbal assembly subcontracting requirements.

  We hold a 49.5% interest in MRST, a Hong Kong joint venture with SFI Investment Limited. SFI also has ownership interests in other subcontracting operations. MRST was formed to provide subcontracting services to us. MRST currently is providing us subcontracting services by further subcontracting work to other third parties. MRST intends to develop internal slider assembly capacity to meet a portion of our slider requirements and to continue to subcontract the balance of our slider requirements. We will record our allocable share of MRST's financial results under the equity method of accounting.

  Gross profit on wafer sales is primarily determined by the level of wafer output in relation to the large and relatively fixed costs associated with operating a wafer fabrication facility. Wafers typically are priced and sold based on the number of potential recording heads, or candidates, contained in them. Sliders and head gimbal assembly gross profits reflect the cost of the candidate as well as the subcontracting costs and, in the case of head gimbal assemblies, the costs of the suspensions used. Candidate selling prices are substantially lower than slider and head gimbal assembly selling prices but generate a larger gross margin. Recently, the hard disk drive industry has been under severe price pressure and has responded in part by placing similar pressure on component suppliers such as ourselves. In addition, our competitors may be willing to sell products at low or negative gross margins to partially offset the fixed costs associated with their operations. Our quarterly revenues and gross profits may change due to many factors, including:

  . average unit selling prices;

  . product mix;

  . the level of unit sales in relation to fixed costs and capacity;

  . manufacturing yields; and

  . material costs.

  Research and development expense includes salaries and related costs of employees engaged in research, design and development activities and fees paid to consultants and outside service providers. Other important elements are the cost of prototype wafers, sliders and head gimbal assemblies produced for research and development purposes and a portion of our facility expenses. We believe that continued investment in research and development is critical to our strategic objectives. As a result, we expect these expenses to increase in absolute dollars in the future.

  Selling, general and administrative expense consists primarily of employee related expenses for executive, finance, information systems and human resource personnel, professional fees, other corporate expenses and a portion of our facility expenses. We expect selling, general and administrative expenses to increase in absolute dollars as we increase personnel and incur additional costs related to our operation as a public company.

  In connection with the grant of certain stock options to employees during 1997 and the first three months of 1998, we recorded deferred compensation of $331,000, representing the difference between the deemed fair value of the common stock underlying the options and the exercise price of certain options at the date of grant. This amount is presented as a reduction of stockholders' equity and amortized ratably over the vesting period of the applicable options. Amortization of deferred compensation recorded in 1998 and in the first six months of 1999 was $81,461 and $41,482, respectively. We currently expect to record amortization of deferred compensation related to these option grants of approximately $21,000 per quarter through the last quarter of 2001.

  We operate on a 52 or 53 week fiscal year with quarterly results based on fiscal quarters of thirteen or fourteen weeks in duration ending on the last Saturday of each quarter. The fiscal years ended December 29, 1996 and December 28, 1997 each contained 52 weeks consisting of four thirteen week quarters. The fiscal year ended January 2, 1999 contained 53 weeks consisting of three thirteen week quarters and one fourteen week quarter which was the quarter ended October 3, 1998.

Results of Operations

  The following table sets forth the results of our operations as a percentage of total revenue for the periods indicated. Our historical operating results are not necessarily indicative of results for any future period.

                                       Years Ended            Six Months Ended
                              ------------------------------- ----------------
                                            Dec. 28,  Jan. 2, June 27, July 3,
                              Dec. 29, 1996   1997     1999     1998    1999
                              ------------- --------  ------- -------- -------
                              (predecessor)
Revenue:
 Product sales, net..........      16.5 %     96.3 %    99.0%   99.2%    97.1%
 Product sales to related
  parties, net...............      77.9         --        --      --       --
 Technology transfers and
  royalties..................       5.6        3.7       1.0     0.8      2.9
                                  -----      -----     -----   -----    -----
  Total revenue..............     100.0      100.0     100.0   100.0    100.0
Cost of sales................      84.4       75.8      76.3    74.6     70.0
Gross margin.................      15.6       24.2      23.7    25.4     30.0
Operating expenses:
 Research and development....      18.9       37.3      14.2    12.5     23.0
 Selling, general and
  administrative.............      12.7        9.6       3.7     3.8      3.7
 Acquired in-process
  technology.................        --       11.0        --      --       --
                                  -----      -----     -----   -----    -----
  Total operating expenses...      31.6       57.9      17.9    16.3     26.7
Operating (loss) income......     (16.0)     (33.7)      5.8     9.1      3.3
Interest income (expense),
 net.........................      (2.5)      (2.0)     (1.4)   (1.0)    (2.2)
                                  -----      -----     -----   -----    -----
Loss (income) before income
 taxes and extraordinary
 item........................     (18.5)     (35.7)      4.4     8.1      1.1
Provision for income taxes...        --         --       0.8     1.5      0.3
                                  -----      -----     -----   -----    -----
(Loss) income before
 extraordinary item..........     (18.5)     (35.7)      3.6     6.6      0.8
Extraordinary item, net of
 income taxes................        --         --       0.2      --       --
                                  -----      -----     -----   -----    -----
Net (loss) income............     (18.5)%    (35.7)%     3.8%    6.6%     0.8%
                                  =====      =====     =====   =====    =====

Comparison of Six Months Ended July 3, 1999 and June 27, 1998

  Total Revenue. Total revenue decreased 21.4% to $72.8 million for the first six months of 1999, from $92.6 million for the same period in 1998. During the first six months of 1999, Seagate and Toshiba each represented more than ten percent of our total revenue and combined represented 94.4% of our total revenue as compared to 90.6% during the first six months of 1998.
Approximately $29.0 million of the decrease in total revenue related to lower head gimbal assembly unit sales to Toshiba. During the first six months of 1999, head gimbal assembly and slider sales represented 53.0% of product sales as compared to 72.5% during the first six months of 1998. HGAs and sliders have higher average selling prices, reflecting the additional processing and materials required. The decrease in total revenue was partially offset by an increase in wafer sales of $7.9 million and an increase in technology transfers and royalty revenue of $1.3 million.

  Cost of Sales; Gross Profit. Gross profit decreased to $21.9 million in the first six months of 1999 from $23.5 million in the comparable period of 1998. Gross margin increased to 30.0% during the first six months of 1999 from 25.4% during the first six months of 1998. Gross margin improved because of a shift in product mix. Specifically, during the first six months of 1999, wafers, which typically have a higher gross margin, represented a larger portion of total revenue. In addition, an increase in revenue from technology transfer fees and royalties of $1.3 million during the first six months of 1999 helped increase gross margin.

  Research and Development Expense. Research and development expense increased 44.8% to $16.8 million in the first six months of 1999, representing 23.0% of total revenue, from $11.6 million and 12.5% of total revenue for the same period in 1998. This increase resulted primarily from an increase in research and development head count of $2.2 million and the increased volume of prototype activities of $2.3 million, especially related to the development of our giant magneto-resistive products.

  Selling, General and Administrative Expense. Selling, general and administrative expense decreased 22.9% to $2.7 million in the first six months of 1999, representing 3.7% of total revenue, from $3.5 million and 3.8% of total revenue for the same period in 1998. This decrease reflects $0.4 million of professional fees incurred during the first six months of 1998 for an uncompleted financing. In addition, selling, general and administrative expense was reduced during the first six months of 1999 to reflect the receipt of $497,691 in payments on debt which had previously been expensed as unrecoverable.

  Interest Income (Expense), net. Interest expense net of interest income increased 77.8% to $1.6 million in the first six months of 1999, representing 2.2% of total revenue, from $0.9 million and 1.0% of total revenue for the same period in 1998. Interest expense increased significantly as we incurred debt to finance our capacity expansion.

  Provision for Income Taxes. We recorded a $0.2 million provision for income taxes for the first six months of 1999 compared to a $1.4 million provision for the same period in 1998. The provision for income taxes for the first six months of 1999 was based on a projected annual effective tax rate of 25.0%.
The projected 1999 annual effective tax rate is less than the federal statutory rate primarily due to the anticipated realization of tax net operating loss and tax credit carryforwards. A portion of our loss carryforwards may be subject to annual utilization limitations imposed by the "change in ownership" provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. See Note 9 to our consolidated financial statements.

Comparison of Years Ended January 2, 1999 and December 28, 1997

  Total Revenue. Total revenue increased 229.8% to $179.4 million in 1998 from $54.4 million in 1997 as the result of successful qualifications into customer programs, increased production capacity and increased volume sales of head gimbal assemblies and sliders. During 1998, Seagate and Toshiba each represented more than ten percent of our total revenue and combined represented 94.1% of our total revenue as compared to 85.5% during 1997. During 1998, our three largest customers were purchasing production volume units for the entire year whereas during 1997, customers and programs were being added during the year.

  Cost of Sales; Gross Profit. Gross profit increased to $42.4 million in 1998 from $13.1 million in 1997, while gross margins remained relatively constant. Gross profit increased primarily as a result of increased product sales.

  Research and Development Expense. Research and development expense increased 25.6% to $25.5 million in 1998, representing 14.2% of total revenue, from $20.3 million and 37.3% of total revenue in 1997. The increase in research and development expense was primarily the result of increased activities related to new product qualifications.

  Selling, General and Administrative Expense. Selling, general and administrative expense increased 26.9% to $6.6 million in 1998, representing 3.7% of total revenue, from $5.2 million and 9.6% of total revenue in 1997. This increase was primarily a result of professional fees incurred during the first six months of 1998 for an uncompleted financing.

  Acquired In-process Technology. We accounted for our January 1997 recapitalization under the purchase method of accounting, as all of the stockholders after the recapitalization were new stockholders. Of the total purchase price of approximately $23.2 million, including transaction costs, we allocated approximately $6.0 million to the purchase of in-process technology.

  We determined the values assigned to the in-process and developed technologies through established valuation techniques in the information storage industry using the income approach. To determine the value of in-process and developed technologies, we considered, among other factors: the nature of each project; the classification into developed or in-process technology; the state of development of each project; the relative importance of each project to our success; the time and cost needed to complete each project; expected income; and associated risks which included the inherent difficulties and uncertainties in completing the projects. We also considered the inherent risks related to the viability of, and potential changes to, future target markets.

  The income approach required the estimation of revenues, cost of revenues and operating expenses. These estimates were substantially consistent with subsequent actual operating results. We used these estimates in the valuation of these technologies and discounted the expected future cash flows from the acquired technologies to their present values. The rates used to discount the future cash flows to their present value were based on our weighted average cost of capital and considered risks related to the characteristics and applications of each technology acquired, existing and future markets and assessments of the life cycle of the technology. Discount rates of 27.5% and 30.0% were used for valuing the developed and in-process technologies, respectively, and are intended to be commensurate with our maturity and the uncertainties in the estimates described above. The present values determined are considered to be the fair values of the technologies acquired.

  The estimates we used in valuing in-process technology were based on assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable. Our assumptions may be incomplete or inaccurate, and we cannot assure you that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from projected results.

  Prior to HP's departure from the disk drive business in July 1996, we developed proprietary DSMR products for HP's use in server disk drives with speeds up to 7,200 revolutions per minute, or rpm. After HP's exit and prior to the recapitalization, we spent considerable resources developing new DSMR products for Seagate's use in server disk drives with speeds up to 10,000 rpm and new DSMR products for Toshiba's use in mobile disk drives. We also commenced the development of soft adjacent layer magneto resistive products for use by Maxtor in their desktop disk drives during this period. At the time of the recapitalization, none of these products had reached technological feasibility. Additionally, the technologies being developed were unique to each prospective customer's specifications. Furthermore, each of these technologies were still subject to significant technological risks and complexities. As of the recapitalization date, none of these projects had received customer acceptance, all were in the pre-production stage, and none of the technologies had alternative future uses.

  At the recapitalization date, we estimated that we were approximately three-fourths complete with our development efforts. This estimate was based on the development effort that had occurred as of the recapitalization date relative to the total effort to complete the technology acquired. A significant portion of the development efforts for the projects in development was focused on the compatibility of the manufacturing process technologies and the engineering designs for the anticipated products. A substantial amount of design and prototyping is required to ensure the products being developed will be commercially viable both in terms of function and cost. This challenge is further complicated by a manufacturing process which typically involves in excess of 300 separately defined steps, each with its own level of complexity. As a result, the complexity of the development efforts is weighted towards the beginning of the development cycle when the design changes and prototyping occurs. Over time the volume of the design changes and prototyping diminish and the development efforts shift toward customer qualifications which are less extensive in terms of time, cost and complexity.

  Subsequent to the recapitalization, we anticipated spending approximately $4.6 million to bring the in-process technologies to technological feasibility. This additional spending was required for engineering development, prototyping, testing and customer qualification.

  The development projects were completed, and these products commenced shipping over the six months subsequent to the recapitalization. The actual costs and time to complete these projects were within the expectations utilized in the determination of the value assigned to the in-process technologies.

  Interest Income (Expense), net. Interest expense net of interest income increased 118.2% to $2.4 million in 1998, representing 1.4% of total revenue, from $1.1 million and 2.0% of total revenue in 1997. Interest expense increased significantly as we incurred debt to finance our capacity expansion.

  Provision for Income Taxes. We recorded a $1.5 million provision for income taxes in 1998 at an effective rate of 18.7%. No federal income tax expense was recorded in 1997 due to an operating loss. The 18.7% effective tax rate used to record the 1998 provision for income taxes was less than the statutory rate primarily due to the realization of tax net operating loss carryforwards. At January 2, 1999, we had net deferred tax assets of $11.8 million relating principally to tax net operating loss carryforwards, research credit carryforwards and temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to the net deferred tax assets as of January 2, 1999 and December 28, 1997, has been established to reflect these uncertainties. See Note 9 of our consolidated financial statements.

Comparison of Years Ended December 28, 1997 and December 29, 1996

  Total Revenue. Total revenue increased 103.0% to $54.4 million in 1997 from $26.8 million in 1996 due to successful qualifications into customer programs, increased production capacity and commencement of volume sales of head gimbal assemblies and sliders. During 1997, revenues from Seagate and Toshiba each represented more than ten percent of our total revenue and combined represented 85.5% of our total revenue as compared to 21.7% during 1996. During 1996, product sales to HP represented 77.9% of total revenue, the majority of which occurred during the first half of the year prior to HP's exit from the disk drive industry.

  During 1997, we commenced volume sales of head gimbal assemblies and sliders. Sales of head gimbal assemblies and sliders accounted for 32.7% of product sales in 1997 compared to 1.0% of product sales in 1996. Product sales of sliders and HGAs prior to 1997 primarily consisted of sales of sample units to potential customers. Substantially all HGA sales in 1997 were to Toshiba for use in their mobile disk drive products.

  Cost of Sales; Gross Profit. Gross profit increased to $13.1 million in 1997, from $4.2 million in 1996. Gross margin increased to 24.2% in 1997, from 15.6% in 1996. This increase resulted primarily from a higher utilization of plant capacity. Also during 1997, we amortized $642,000 of intangible assets relating to the recapitalization.

  Research and Development Expense. Research and development expense increased 298.0% to $20.3 million in 1997, representing 37.3% of total revenue, from $5.1 million and 18.9% of total revenue in 1996. Subsequent to our recapitalization, we expanded our research and development activities including the hiring of additional personnel and increasing wafer, slider and head gimbal assembly prototyping activities. This increase in research and development expense also reflects a $1.3 million charge in 1997 relating to the write-off of certain leasehold improvements resulting from our decision to consolidate our research and development facilities. Also during 1997, we amortized $448,000 of intangible assets relating to the recapitalization. During the second half of 1996, we significantly reduced research and development expense in response to the decision of HP, our primary customer, to exit the disk drive market.

  Selling, General and Administrative Expense. Selling, general and administrative expense increased 52.9% to $5.2 million in 1997, representing 9.6% of total revenue, from $3.4 million and 12.7% of total revenue in 1996. This increase reflects significant infrastructure growth in 1997 following our cost reduction program implemented in the second half of 1996.

  Interest Income (Expense), net. Interest expense net of interest income increased 57.1% to $1.1 million in 1997, representing 2.0% of total revenue, from $0.7 million and 2.5% of total revenue in 1996. Interest expense increased significantly as our average debt balance increased to finance our capacity expansion.

  Provision for Income Taxes. Due to operating losses incurred since inception, we did not record a provision for income taxes in 1996 or 1997. At December 28, 1997, we had net deferred tax assets of $13.5 million relating principally to tax net operating loss carryforwards, research credit carryforwards and temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to the net deferred tax assets as of December 28, 1997 and December 29, 1996, has been established to reflect these uncertainties. See
Note 9 of our consolidated financial statements.

Quarterly Results of Operations

  The following tables set forth our operating results for each of the six most recent quarters expressed in dollars and as a percentage of total revenue. The information for each of these quarters is unaudited and, in our opinion, this information has been prepared on the same basis as our audited consolidated financial statements included in this prospectus and includes all necessary accruals, consisting only of normal recurring adjustments, we consider necessary for fair presentation in accordance with generally accepted accounting principles. This information should be read in conjunction with our consolidated financial statements and their related notes included in this prospectus. Our operating results for any three-month period are not necessarily indicative of results for any future period.

                                        Three Months Ended
                         ------------------------------------------------------
                         Mar. 28,  Jun. 27,  Oct. 3,  Jan. 2,  Apr. 3,  Jul. 3,
                           1998      1998     1998     1999     1999     1999
                         --------  --------  -------  -------  -------  -------
                                          (in thousands)
Revenue:
 Product sales, net..... $37,954   $53,895   $45,714  $40,106  $36,205  $34,488
 Technology transfers
  and royalties.........      --       750        --    1,000       --    2,093
                         -------   -------   -------  -------  -------  -------
  Total revenue.........  37,954    54,645    45,714   41,106   36,205   36,581
Cost of sales...........  27,345    41,712    36,360   31,584   26,063   24,865
                         -------   -------   -------  -------  -------  -------
 Gross profit...........  10,609    12,933     9,354    9,522   10,142   11,716
Operating expenses:
 Research and
  development...........   4,952     6,659     6,944    6,903    7,591    9,189
 Selling, general and
  administrative........   1,570     1,932     1,822    1,294    1,312    1,368
                         -------   -------   -------  -------  -------  -------
  Total operating
   expenses.............   6,522     8,591     8,766    8,197    8,903   10,557
Operating income........   4,087     4,342       588    1,325    1,239    1,159
Interest expense, net...    (408)     (495)     (648)    (887)    (845)    (727)
                         -------   -------   -------  -------  -------  -------
Income (loss) before
 income taxes and
 extraordinary item.....   3,679     3,847       (60)     438      394      432
Provision (benefit) for
 income taxes...........     685       717        (9)      82       98      108
                         -------   -------   -------  -------  -------  -------
Income (loss) before
 extraordinary item.....   2,994     3,130       (51)     356      296      324
Extraordinary item, net
 of income taxes .......      --        --       306       --       --       --
                         -------   -------   -------  -------  -------  -------
Net income.............. $ 2,994   $ 3,130   $   255  $   356  $   296  $   324
                         =======   =======   =======  =======  =======  =======

                                        Three Months Ended
                         ------------------------------------------------------
                         Mar. 28,  Jun. 27,  Oct. 3,  Jan. 2,  Apr. 3,  Jul. 3,
                           1998      1998     1998     1999     1999     1999
                         --------  --------  -------  -------  -------  -------
Revenue:
 Product sales, net.....   100.0%     98.6%    100.0%    97.6%   100.0%    94.3%
 Technology transfers
  and royalties.........      --       1.4        --      2.4       --      5.7
                         -------   -------   -------  -------  -------  -------
  Total revenue.........   100.0     100.0     100.0    100.0    100.0    100.0
Cost of sales...........    72.0      76.3      79.5     76.8     72.0     68.0
                         -------   -------   -------  -------  -------  -------
 Gross margin...........    28.0      23.7      20.5     23.2     28.0     32.0
Operating expenses:
 Research and
  development...........    13.1      12.3      15.2     16.8     21.0     25.1
 Selling, general and
  administrative........     4.1       3.5       4.0      3.1      3.6      3.7
                         -------   -------   -------  -------  -------  -------
  Total operating
   expenses.............    17.2      15.8      19.2     19.9     24.6     28.8
Operating income........    10.8       7.9       1.3      3.3      3.4      3.2
Interest expense, net...    (1.1)     (0.9)     (1.4)    (2.2)    (2.3)    (2.0)
                         -------   -------   -------  -------  -------  -------
Income (loss) before
 income taxes and
 extraordinary item.....     9.7       7.0      (0.1)     1.1      1.1      1.2
Provision (benefit) for
 income taxes...........     1.8       1.3       0.0      0.2      0.3      0.3
                         -------   -------   -------  -------  -------  -------
Income (loss) before
 extraordinary item.....     7.9       5.7      (0.1)     0.9      0.8      0.9
Extraordinary item, net
 of income taxes........      --        --       0.7       --       --       --
                         -------   -------   -------  -------  -------  -------
Net income..............     7.9%      5.7%      0.6%     0.9%     0.8%     0.9%
                         =======   =======   =======  =======  =======  =======

  Total Revenue. Following our recapitalization in January 1997 and through the quarter ended June 27, 1998, total revenue increased in each quarter as we successfully qualified into new customer programs and increased production capacity to supply these new programs. Initial revenue growth occurred as a result of an increase in wafer sales followed by the commencement of volume head gimbal assembly sales during the quarter ended September 28, 1997. Starting in the quarter ended October 3, 1998 and continuing through the quarter ended April 3, 1999, total revenue declined as a result of a reduction in head gimbal assembly sales. Head gimbal assembly sales fell during this period as our primary head gimbal assembly customer, Toshiba, began to transition away from our DSMR recording head products to giant magneto-resistive recording heads on an improved suspension. The reduction of head gimbal assembly sales was partially offset during this period by an increase in wafer sales. During the quarter ended July 3, 1999, product sales continued to decline, but total revenue increased due to the commencement of royalties from Seagate of $2.1 million.

  Cost of Sales; Gross Profit. Gross profit fluctuated from quarter to quarter as a result of factors such as fluctuations in revenue levels, product mix, expenses associated with the increase of plant capacity and timing of technology transfer fees and royalty revenue. During the three quarters ended October 3, 1998, gross margin declined in part due to the higher concentration of head gimbal assembly sales and the lower gross margin associated with these sales. During the quarter ended January 2, 1999, gross margin rose slightly in spite of a decline in total revenue as we took steps to reduce costs, including a reduction in head count. We also received a technology transfer fee which contributed to the increase in gross margin. During the quarters ended
April 3, 1999 and July 3, 1999, engineering activities consumed a larger portion of total wafer production costs. This reduced cost of sales and improved gross profit. During the quarter ended July 3, 1999, gross margin increased in part due to the commencement of royalty payments from Seagate.

  Research and Development Expense. Research and development expense has trended upwards in support of additional customer programs and the development of new technologies since our recapitalization. We currently operate a prototype slider and head gimbal assembly operation, primarily for the purpose of providing rapid feedback for technology development in addition to the production of wafers for the purpose of research and development. During the quarters ended June 27, 1998 and October 3, 1998, we substantially increased our research and development head count as well as increasing our prototype activities. During the quarter ended January 2, 1999, our research and development expense decreased slightly due to a reduction in head count, which was substantially offset by an increase in prototype activities. During the quarters ended April 3, 1999 and July 3, 1999, research and development expense increased as a result of an increase in head count as well as increased prototype activities related to the introduction of our giant magneto-resistive products.

  Selling, General and Administrative Expense. During the quarters ended June 27, 1998 and October 3, 1998, selling, general and administrative expense increased as a result of increased professional fees incurred during the first six months of 1998 for an uncompleted financing. During the quarter ended January 2, 1999, selling, general and administrative expense declined as a result of a reduction in head count. During the quarter ended April 3, 1999, selling, general and administrative expense increased slightly in part as a result of severance expense for one of our former officers, which was partially offset by receipt of $400,000 in partial payment of a debt previously expensed as unrecoverable. During the quarter ended July 3, 1999, selling, general and administrative expense increased as a result of increased head count that was partially offset by receipt of an additional $97,691 as payment of the balance of a debt previously expensed as unrecoverable.

Liquidity and Capital Resources

  We have historically financed operations through a combination of private equity, private debt and equipment financings. As part of our recapitalization, we received net proceeds of $34.4 million from the issuance of our Series A preferred stock and received aggregate loan commitments from certain industry lenders, including Western Digital and Maxtor, of up to $18.0 million of which $11.0 million was funded at, or shortly following, the closing of the recapitalization and $7.0 million was subsequently funded. We used $23.2 million of these amounts to purchase all outstanding equity of the predecessor company. During 1998, we renegotiated the terms of two of the three promissory notes that were then outstanding. Under the renegotiated terms, these two notes are scheduled to be fully repaid by June 30, 2000. Both of these notes can be made payable, by the lender, upon the closing of this offering. As of July 3, 1999, the outstanding balances under these two notes were in aggregate $11.0 million, which we expect to repay with a portion of the net proceeds of this offering. In connection with the recapitalization, HP and Asahi Komag agreed to leave in place guarantees of equipment notes payable with terms of up to five years in exchange for our agreement to reimburse them for any payments made under the guarantees. The reimbursement obligation to HP and Asahi Komag is secured by equipment owned by us. During 1997, we purchased capital equipment from Komag related to a facility being subleased from them. The equipment was purchased with a note which becomes immediately payable upon the closing of this offering. As of July 3, 1999, the outstanding balance under this note was $1.4 million, which we expect to repay with a portion of the net proceeds of this offering.

  Our operating activities provided net cash of $23.5 million in 1998 and $9.6 million during the first six months of 1999. Cash generated during both periods reflects net income plus depreciation and amortization. Cash provided by operations during 1998 also reflects a relative increase in accounts payable primarily relating to increased volume with subcontractors.

  Cash used in investing activities during 1998 and the six months ended July 3, 1999 was $41.4 million and $2.5 million, respectively. Investing activities consist primarily of the purchase of capital equipment and leasehold improvements. During 1998, we made substantial investments in capital equipment in order to increase production capacity. We expect to continue to make investments in capital equipment to increase capacity and to provide the capability for new technologies. We currently plan to spend between approximately $20.0 million and $25.0 million during 1999 on capital expenditures. As of July 3, 1999, we had outstanding noncancellable commitments for the purchase of property, plant and equipment of $10.2 million. In addition, during 1998 and the first six months of 1999, we entered into operating leases for equipment in the amounts of $35.0 million and $2.3 million, respectively, for terms of up to five years. Amounts payable during the next year under our equipment operating leases approximates $12.0 million.

  Our financing activities provided net cash of $19.7 million in 1998 and used net cash of $9.4 million in the six months ended July 3, 1999. During 1998, we utilized our credit line to provide $7.5 million of cash. We also issued 1.1 million shares of our Series A preferred stock in exchange for $2.7 million of cash. During 1998, we received $19.9 million of net cash from the financing of equipment purchases through the issuance of notes payable and leasing arrangements, less $10.6 million of repayment on outstanding notes payable and capital leases. During the six months ended July 3, 1999, we used cash to reduce our credit line by $4.5 million and we used $5.0 million for the repayment of outstanding notes payable and capital leases.

  Our principal source of liquidity at July 3, 1999 was cash and cash equivalents of $22.1 million and balances available under a $15.0 million credit facility with Silicon Valley Bank under which $3.0 million was outstanding as of July 3, 1999. The availability of borrowings under the credit facility is determined from time to time by our cash and accounts receivable balances, with borrowings also subject to quarterly profitability and satisfaction of certain non-financial covenants. The credit facility is secured by substantially all of our assets, excluding intellectual property and equipment financed through notes and capital leases. The borrowings on the credit facility bear interest at a rate equal to the bank's prime lending rate plus one quarter, which was 8.25% as of July 3, 1999. The credit facility expires in August 2000.

  As of July 3, 1999, we had a working capital deficit of $4.7 million. Upon the completion of this offering we expect working capital to be positive.

  We believe the proceeds from this offering, cash balances, funds available under our credit facility, expected equipment financings and any cash generated from operations will provide adequate cash to fund our operations for at least the next 12 months. Our future capital requirements, however, will depend on many factors. To meet anticipated future capital requirements, we may need sources of capital in addition to the proceeds from this offering. There is no assurance that additional funds will be available to us or that, if available, these additional funds will be obtained upon terms and conditions acceptable to us. If we are unable to obtain sufficient capital, we will need to curtail our operating and capital expenditures, which could materially harm our business.

Year 2000 Readiness

  Many currently installed computer systems and software products are coded to accept a two digit value as representing the year. Starting on January 1, 2000, it will be necessary to use a four digit value to distinguish dates from the twentieth and twenty-first centuries. As a result, many companies' computer systems and software will need to be upgraded in order to be "Year 2000" compliant. We could be impacted by the "Year 2000" issue through our internal systems, including our information technology infrastructure as well as our manufacturing equipment. We could also be impacted due to the effect upon our suppliers and customers. We believe our products are not affected by "Year 2000" issues because they do not include embedded logic nor do they store data internally.

  Our information technology systems include computers, network infrastructure, telecommunications equipment, manufacturing software, accounting software, payroll service software and internally developed application specific software. In early 1999, we hired an external consultant to provide a high level review of the compliance of these systems. We are in the process of upgrading our software to address the "Year 2000" issue and repair or replace any computers which are not compliant. We believe our network infrastructure and telecommunications equipment is "Year 2000" compliant, although final testing and verification still needs to occur. Because a large portion of our software is obtained from our vendors on a non-custom basis, we believe that upgrades for our commercial programs will be available. We currently estimate the costs associated with making our internal systems "Year 2000" compliant, and the consequences of incomplete or untimely resolution of making our systems and operations compliant, will not materially harm our business.

  A significant portion of our manufacturing and test equipment either include embedded logic or store data internally, or both. A large number of these systems are directly connected to our network to provide data used in the determination of whether products meet manufacturing specifications. The majority of these systems use software proprietary to the equipment. We have begun contacting the equipment manufacturers to assess each systems' compliance. Based on the responses we receive, we will either repair, replace or remove non-compliant equipment from our operations if the failure to do so would materially harm our business.

  We also rely, directly and indirectly, on the external systems of our customers, suppliers, subcontractors, creditors, financial organizations and governmental entities, both domestic and international, for accurate exchange of data. Even if our internal systems are not materially affected by the "Year 2000" issue, we could be affected through disruptions in the operation of the enterprises with which we interact.

  The costs associated with assessment and remediation have not been material to date. We do not expect the cost of future assessment, remediation and testing to exceed $1.0 million. We expect to complete our review, testing and verification of "Year 2000" readiness by early in the fourth quarter of 1999. We are in the process of developing contingency plans for continuing operations in the event problems, both identified and unidentified, should occur.

                                    BUSINESS

Overview

  We provide recording head products to the computer hard disk drive industry. We sell our recording head products to the server, desktop and mobile segments of the disk drive industry. Our volume sales have included sales to Seagate for use in its industry leading 10,000 rpm Cheetah server disk drives, to SAE for incorporation into Maxtor's desktop disk drives and to Toshiba for use in its mobile disk drives. For the six months ended July 3, 1999, Seagate and Toshiba accounted for 48.8% and 45.6% of our total revenue. By outsourcing the lower margin aspects of our manufacturing processes, we significantly reduce our fixed costs and are able to focus on wafer design for innovative recording head products.

Industry Background

 Growth of Digital Information

  The last decade has seen an explosion in the volume of business critical digital data being captured and stored in business environments. This is a result of the tremendous growth in strategic software applications, such as enterprise resource planning, decision support, data mining and sales force automation systems. At the same time, the growth of the Internet has significantly expanded the opportunity for online transaction processing, including automated reservation systems, inventory tracking systems, electronic trading and electronic commerce. All of these business applications involve significant amounts of digital data that is stored on servers and desktops.

  Digital information is also becoming a larger part of individuals' lives away from the office. Due to the use of complex multimedia data types, such as 3-D images, audio and full motion video content, and the widespread availability of these data types over the Internet, the data accessed and used daily by individuals has greatly increased storage requirements. For example, a three minute digital audio file requires approximately 500 times the hard drive storage space required for one page of text. Moreover, the ongoing transition from analog appliances to digital devices, such as digital video recorders, is expected to further increase data storage needs in the home.

  As businesses and individuals increasingly depend on digital information, the need to store and retrieve data both efficiently and reliably dramatically increases. According to International Data Corporation, or IDC, an independent industry research company, from 1994 to 2002, shipments of direct access storage capacity, which excludes tape and optical storage, are expected to increase more than a hundredfold.

 Disk Drive Market

  Hard disk drives are the primary means for direct access storage of digital information. The hard disk drive industry is commonly divided into three distinct market segments: server, desktop and mobile.

  Server. Server disk drives typically function as an inter-connected group of disk drives which collectively contain a repository of information to be accessed by multiple parties. The disk drives for servers are designed to handle large amounts of information quickly and reliably. Factors driving growth in the demand for servers and server storage capacity include:

  . adoption by businesses of enterprise-wide, operational applications;

  . implementation of corporate e-mail and scheduling software;

  . introduction and adoption by businesses of decision support and other applications that enable the use of operational data as a strategic tool;

  . the expansion of the Internet and intranets; and

  . increasingly complex operating systems.

  According to IDC, the server disk drive market is expected to grow from $6.8 billion in 1998 to $19.9 billion in 2003, reflecting projected unit growth from
14.1 million units in 1998 to 28.9 million units in 2003. On average, a server disk drive contains approximately ten recording heads.

  Desktop. The desktop disk drive market includes disk drives sold to manufacturers of personal computers, or PCs, and computer workstations. Disk drives designed into desktop computers must comply with industry standards and be delivered in high volumes at low prices per unit. While PCs are used in both business and home environments, workstations are almost exclusively used in the business, scientific and educational environments. Desktop hard disk drives typically store data and programs for:

  . personal productivity applications such as word-processing and spreadsheets;

  . interfaces to corporate applications;

  . digitized photographs, videos and music;

  . entertainment and educational applications;

  . data retrieved from servers, including the Internet; and

  . increasingly complex operating systems.

  These applications require increasingly greater storage capacity and have sharply increased the demand for high capacity disk drives. Growth in the desktop disk drive market closely mirrors the growth in the demand for PCs and computer workstations. According to IDC, the desktop disk drive market is expected to grow from $15.2 billion in 1998 to $18.6 billion in 2003, reflecting projected unit growth from 111.7 million units in 1998 to 205.9 million units in 2003. On average, a desktop disk drive contains approximately three recording heads.

  Mobile. The mobile disk drive market includes disk drives sold to manufacturers for use in notebook and sub-notebook computers as well as in specialty applications. Mobile disk drives must be physically small and light weight, consume limited amounts of power and be capable of performing in demanding environments. Similar to desktop disk drives, these drives store much of the same information relating to corporate applications, personal productivity, digitized information, entertainment and educational applications, but require more technologically advanced disk drive components. According to IDC, the mobile disk drive market is expected to grow from $3.4 billion in 1998 to $4.2 billion in 2003, reflecting projected unit growth from
17.9 million units in 1998 to 33.4 million units in 2003. On average, a mobile disk drive contains approximately four recording heads.

 Disk Drive Technology

  The basic elements of the disk drive have remained essentially the same since hard disk drives were introduced in 1956. The principal components of a hard disk drive are disks, or "media," recording heads, a spindle/motor assembly, an actuator and electronics. Each disk drive typically contains from one to ten disks that are attached to a spindle/motor assembly. As the disks rotate, the actuator positions the recording heads over the disks to read and write data. The process of writing data involves magnetically orienting microscopically small sections of the disk surface in alternating directions. Data is arranged into concentric circles, or "tracks," on the surface of the media. During the data read-back process, the recording head precisely senses the location of transitions between these areas of differing magnetic orientation. Sophisticated codes embedded in the disk drive electronics are used to translate the relative location of these transitions into digital data recognizable by the computer's operating system.

  A hard disk drive can contain multiple recording heads and disks, with disk sizes often varying between disk drives. A common unit of measure used to describe storage capacity of disk drives, known as "areal density," represents the amount of information in one square inch of disk space.

 Recording Head Technology

  In the quest for higher areal densities, substantial advances have been made in recording head technology. Early recording heads consisted of a simple ferrite core onto which a copper wire coil was wrapped. The physical limitations of the initial wrapped wire designs were overcome through the use of photolithography processes, similar to those used in semiconductor manufacturing, to pattern the coil onto a ceramic substrate. This concept produced recording heads known as "thin film" inductive recording heads which were commercially introduced in the late 1980s. The improvements of the semiconductor-like processes enabled these types of heads to achieve areal densities beyond 1.0 billion bits per square inch. Thin film inductive recording heads, however, are limited by their sensitivity to disk speed and signal frequency limitations. Because of these limitations, thin film inductive recording heads gave way to magneto-resistive recording heads.

   Magneto-resistive recording heads were commercially introduced in the mid-1990s and represented a fundamental shift in technology. According to Trend Focus, the market for recording heads is expected to grow from $6.5 billion in 1998 to $8.5 billion in 2002. In 1998, magneto-resistive heads, including giant magneto-resistive heads, represented over 90% of the revenues for all recording heads consumed by the hard disk drive industry.

  A magneto-resistive recording head utilizes a separate read and write element in contrast to previous recording heads which used a single element for both functions. By separating the functionality of the two elements, each can be optimized for its task. The write element of a magneto-resistive recording head is based on the same inductive principles as a thin film inductive recording head. The read element, however, is fundamentally different from the inductive write technology. The read element of an magneto-resistive recording head is based on a physical phenomenon known as the "magneto-resistive effect," which describes how certain metals' electrical resistance change when exposed to a magnetic field. To accomplish the reading of data, an electrical current is passed through the magneto-resistive read element of the head by the electronics. As the head flies over the disk, the magnetic field emanating from the recorded bits changes the resistance of the read element. This change in resistance is monitored precisely by the disk drive electronics and is used to decode the information stored on the disk. The increased signal sensitivity of magneto-resistive technology allows greater areal density or, in other words, greater storage capacity.

  The design and fabrication of magneto-resistive recording heads is complex and requires detailed knowledge of materials, manufacturing processes and device technology. The current generation of recording heads, giant magneto-resistive, is beginning to exploit the fundamental physics of materials in order to increase their areal density capabilities. Giant magneto-resistive's complex structure of multiple layers of ultra-thin films provides significantly higher signal sensitivity than conventional magneto-resistive heads. The ability to continue to provide recording heads capable of advancing areal densities will increasingly depend on the recording head manufacturer's ability to understand the fundamental physics and magnetic properties of materials and the ability to develop manufacturing processes capable of producing them.

 Challenges Faced by the Disk Drive Industry

  Disk drive manufacturers face significant competition and a demanding marketplace characterized by a constant requirement for next generation products with increased capacity at a lower cost. To remain competitive, drive manufacturers must rapidly introduce products with increasingly complex component technology. We estimate that between 1993 and 1998 the average storage capacity per drive increased from 343 megabytes to 5,170 megabytes (5.2 gigabytes), while at the same time, the average cost per megabyte of storage fell from $0.80 to $0.04. Disk drive manufacturers that fail to remain on the computer industry's storage capacity/cost curve experience significantly reduced margins and market share.

  The ability to source components that will enable industry-leading areal densities in large part defines a disk drive manufacturer's competitive ability. With each technology transition, opportunities are created for disk drive manufacturers and their suppliers to capture or lose market share. Disk drive design time can be substantial, ranging from three to 18 months. When the manufacturer selects suppliers for new designs, it is taking a substantial risk the chosen suppliers will be able to provide leading-edge technologies in volume and on time. Consequently, suppliers with a proven ability to provide leading-edge components in a predictable manner are valuable to disk drive manufacturers.

Our Approach and Strategy

  We use our broad and fundamental understanding of recording head technology to develop products that we believe provide our customers with significant performance advantages and faster time to volume production. This in turn allows our customers to market their products more quickly to capture the higher margins attendant with being an early supplier of advanced disk drives. Since inception, we have been dedicated exclusively to the development of magneto-resistive recording heads. Our research and development organization includes a number of industry pioneers who have significant expertise in the underlying sciences, technologies and manufacturing processes required for the design and production of increasingly advanced recording heads. The depth and expertise of our research and development organization recently enabled us to transition to giant magneto-resistive head technology in approximately nine months. By outsourcing back-end manufacturing processes, we significantly reduce our capital expenditures and are able to focus our resources on wafer design for innovative recording head products. The key elements of our strategy include the following:

  Introduce Innovative Recording Head Products. We intend to gain market share with leading disk drive manufacturers by offering them value-added products designed to meet their technological, volume production and timing requirements. Our broad and fundamental understanding of recording head technology allows us to deliver a range of solutions to disk drive manufacturers in each of the industry's market segments. We have developed, and are continuing to develop, a range of recording head products designed to enable our customers to deliver leading-edge products. As areal densities continue to grow, we believe only recording head component suppliers with an excellent knowledge of recording head fundamentals will be able to provide leading-edge products on a predictable and timely basis. We intend to continue to focus on the fundamentals of recording head technology and to develop our expertise in magnetic modeling, device development, device application and integration, as well as process development.

  Outsource Back-End Manufacturing. We intend to continue to outsource our lower margin, labor intensive back-end manufacturing processes, such as slider processing and head gimbal assembly and testing. We believe our business model, which couples our recording head wafers with the existing high-quality, high-capacity back-end production capabilities of customers and subcontract manufacturers, represents the most efficient use of our capital and engineering resources. This business model enables us to focus our research and development efforts on the higher value-added wafer design and production processes while significantly reducing our fixed costs. We believe this model also makes it easier for us to increase or decrease our output in response to changes in customer demand and enabled us to remain profitable even while increasing capacity during the recent volatility in the disk drive market.

  Provide Targeted Solutions to Market Segments. We are targeting our recording head products to the server, desktop and mobile segments of the disk drive market. Our range of magneto-resistive products can be utilized in each disk drive market segment and can be optimized for specific applications. Specifically, we believe that our experience in the performance-oriented high data rate server and high areal density mobile market segments, coupled with our recent expansion in wafer manufacturing capacity, has positioned us to address the largest market segment--desktop disk drives. This segment represented less than ten percent of our sales in 1998. In addition, given the different growth rates and cycles of the three market segments, participation in all segments of the disk drive market may minimize our exposure to adverse developments in any single market segment.

  Focus on Collaborative Relationships with Industry Participants. We work closely with Seagate, SAE and other disk drive component manufacturers to develop compatible products which can be effectively incorporated into leading-edge disk drives. We believe that close technical collaboration with our customers and their other suppliers during the design phase enables us to participate in establishing technological and design requirements for new products, facilitates integration of our products, improves our ability to reach cost effective high volume manufacturing rapidly and enhances the likelihood that we will become a primary supplier.

Products

  We sell our products in the form of wafers, sliders and head gimbal assemblies. We are currently shipping production volumes of these products with areal densities up to 6.0 billion bits per square inch and are in the early stages of volume production of products with areal densities up to 10.0 billion bits per square inch. In addition, we are providing samples and technology demonstration units with areal densities up to 14.0 billion bits per square inch.

  Giant Magneto-Resistive. Giant magneto-resistive is our newest product line. Our giant magneto- resistive recording heads employ a complex multi-layer read element resulting in significantly greater signal sensitivity than provided by conventional magneto-resistive heads. The increased sensitivity makes it possible to detect smaller recorded bits and to read these bits at a higher data rate. We believe our understanding and experience in the manufacturing of the ultra-thin films used in our earlier recording heads has provided us with a significant advantage in our continued development of giant magneto-resistive recording heads. We are currently shipping early production volume of our giant magneto-resistive products to the desktop and mobile market. We are also providing samples of giant magneto-resistive products with areal densities in excess of 14.0 billion bits per square inch.

  DSMR. The majority of our sales to date have come from our DSMR products. DSMR heads utilize two magneto-resistive read elements resulting in an amplified signal more impervious to sources of signal noise in the storage system. Because of the significant performance advantages DSMR heads have over standard magneto-resistive products, they have successfully penetrated the high performance, high data rate server and high areal density mobile disk drive markets, both of which emphasize performance over compliance with industry standards. DSMR heads, however, are not well suited for the desktop market because they are incompatible with the industry standard magneto-resistive products.

  In early 1999, the disk drive industry began its transition to giant magneto-resistive technology. We expect that most of our future revenue will come from the sale of giant magneto-resistive products.

Technology

  The data storage industry depends primarily upon the principles embodied in the field of magnetics to store and subsequently retrieve the vast amount of information used by the computing industry. Magnetic recording employs the use of "hard" magnetic materials to store information. Hard magnetic materials are materials that require strong magnetic fields to orient the direction of magnetization within the materials. These materials, once oriented, permanently retain this magnetic orientation until they are reoriented by another strong magnetic field.

  Early magnetic recording heads employed the principle of induction to read and write data on magnetic disks. The principle of induction defines a relationship between magnetism and electricity. When a magnetic material is wrapped with a coil of an electric conductor, such as copper, magnetic fields are produced when an electric current is passed through the copper conductor. Conversely, when the magnetic material passes by a magnetic field, an electric current is induced in the copper conductor. This inductive process is used to create the strong magnetic fields that orient the hard magnetic materials on the surface of the recording disk. The reverse of this inductive process was also used for many years to read back the information stored on the surface of the disk. As areal densities approached
1.0 billion bits per square inch, the inherent conflict of designing an element for both reading and writing increased.

  Magneto-resistive technology derives its name from a class of materials which change resistance in the presence of a magnetic field. Magneto-resistive recording heads utilize an inductive write head based on the same inductive principles of earlier technologies combined with a magneto-resistive element to provide the read function. These magneto-resistive elements are designed and fabricated to provide many times the signal sensitivity or reading efficiency of the inductive read head technology. The inherent conflict of designing an element for both reading and writing is eliminated by enabling each element to be optimized for its unique purpose.

  Giant magneto-resistive is an advanced application of magneto-resistive technology. By employing multiple layers of ultra thin films, giant magneto-resistive heads are able to provide significantly higher signal sensitivity than conventional recording heads. The most common type of giant magneto-resistive is a spin valve sensor. In its simplest form, the spin valve consists of four film layers, a magnetic sensing layer, a non-magnetic metal spacer layer, a magnetic pinned layer and an exchange layer. The magnetic orientation of the pinned layer is fixed and held in place by the adjacent exchange layer, while the magnetic orientation of the sensing layer changes in response to the magnetic field from the disk. The level of electrical resistance of this multi-layer thin film sensor depends on the relative magnetic orientation of the sensor and pinned layer, yielding low resistance when they are in parallel state and high resistance at anti-parallel state. Giant magneto-resistive recording heads provide significantly stronger signals than conventional magneto-resistive recording heads, enabling higher areal densities.

Customers

  We sell our products to leading manufacturers in each of the server, mobile and desktop segments of the disk drive market. During 1998 and the first six months of 1999, 26.9% and 48.8%, respectively, of our total revenues were from Seagate for the server market and 67.2% and 45.6%, respectively, of our total revenues were from Toshiba for the mobile market. During 1998 and the first six months of 1999, 5.7% and 5.4% of our total revenues, respectively, were from sales of recording head wafers to SAE for resale to Maxtor for the desktop market. We have also had volume sales of wafers to SAE for resale to Maxtor. During 1998 and the first six months of 1999, we generated revenues from 12 and 4 customers, respectively. The following are examples of customer programs by market segment.

  Server Market: Seagate Cheetah Programs. We worked with Seagate to produce a recording head capable of being integrated into a server disk drive with a rotational speed of 10,000 revolutions per minute, or rpm. Previously, no disk drive manufacturer had commercially produced a 10,000 rpm drive, in part, due to the unavailability of a commercial recording head suitable for such a product. We supplied Seagate with a wafer level slider to produce a DSMR head capable of handling the data transmission rate necessary for a 10,000 rpm drive. This DSMR head was then incorporated into Seagate's industry leading Cheetah family of disk drive products. We are currently supplying product for the third generation disk drive in the Cheetah family.

  Mobile Market: Toshiba Programs. Toshiba was seeking a supplier capable of developing a low mass, high areal density recording head mounted to an advanced wireless suspension less sensitive to signal noise common in the mobile environment. Our DSMR products were selected, in part, due to the combination of their high areal density performance and the improved immunity to noise.
The performance of our DSMR recording heads allowed us to become a leading supplier to Toshiba.

  Desktop Market: Maxtor. With our recently expanded manufacturing capacity, we are actively targeting the desktop disk drive market. We are currently providing volume shipments of our giant magneto-resistive products for use in Maxtor's desktop disk drives and are providing early stage samples of our giant magneto-resistive products to Seagate and Western Digital for use in desktop disk drives.

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

Our Manufacturing Processes

  The production of recording heads involves the design and manufacture of wafers, the processing of wafers into individual sliders, the assembly of sliders into head gimbal assemblies, the testing of head gimbal assemblies and the assembly of multiple head gimbal assemblies into head stack assemblies.
Our customers purchase wafers, sliders and head gimbal assemblies incorporating our recording heads. We do not currently assemble or sell head stack assemblies.

 Wafer Fabrication

  We design and manufacture recording head wafers using highly-complex, advanced fabrication processes similar to the semiconductor wafer fabrication process, but we use a ceramic wafer instead of a silicon wafer. Each 4.5 inch square wafer contains up to 22,000 potential recording heads.

  Since our incorporation, we have periodically expanded our wafer fabrication facility. In 1998, we completed a significant plant expansion increasing our manufacturing facility from approximately 30,000 square feet to approximately 100,000 square feet and more than doubling our wafer manufacturing capacity. Our facilities are capable of further expansion. We continuously strive to develop new manufacturing processes, improve manufacturing yields and achieve timely delivery of new prototype products for customer qualification.

 Slider Fabrication

  In the slider fabrication processes, completed wafers are sliced into rows containing up to 45 candidates per row. The slider fabrication processes involve high precision shaping technologies utilized to define the slider's or the head's aerodynamic properties. Precise aerodynamic properties allow the recording head to "fly" at approximately one to two micro-inches above the disk surface. The slider rows are subsequently cut into individual sliders and tested for defects. Our slider capacity is limited and only supports our technology development and production of limited prototype volumes. We subcontract volume production of sliders to third parties.

 Head Gimbal Assembly and Testing

  In the conversion of a slider to a head gimbal assembly, the slider is attached to a stainless steel suspension. During this process, the electrical connections are made to electrical contacts on the recording head. The recording head is then put through tests simulating the environment of a disk drive so that the performance of the recording head can be measured. The attributes measured include signal strength, stability and error rate. These measurements are compared to the specifications of the customer before shipment. We subcontract volume assembly and testing of head gimbal assemblies to third parties.

  We have limited head gimbal assembly and testing capacity sufficient to support technology development and limited prototype volumes. Our internal slider and head gimbal assembly prototype activities facilitate information feedback to the wafer design and fabrication operations as well as supplying customers with low volume prototype sample units. These activities serve to enhance quality, improve wafer yields and reduce development cycle times.

 Subcontract Manufacturers

  SAE. We utilize subcontract manufacturers for volume production of sliders and head gimbal assemblies. Currently, our primary subcontract manufacturer is SAE. In May 1999, we entered into an agreement with SAE and its parent TDK under which:

  . SAE committed to allocate slider and head gimbal assembly capacity to us or our designee sufficient to manufacture five million head gimbal assemblies per month;

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


  . we agreed to consign wafers to SAE sufficient to manufacture up to five million head gimbal assemblies per month, with SAE having the right to purchase the resulting head gimbal assemblies; and

  . SAE agreed to assist MRST in establishing its own slider manufacturing capacity.

The initial term of this agreement is three years with an automatic one year renewal on its anniversary date. Either party, however, may terminate the agreement if it notifies the other party prior to the end of the initial period or on the anniversary date thereof that it does not wish to extend the agreement on the next anniversary of the agreement.

  MRST. We have invested in MRST, a Hong Kong based joint venture with SFI.
SFI is a Hong Kong based holding company with holdings in the recording head business among other investments. MRST was created to build and operate on a limited basis a subcontract manufacturing operation in China. In our agreement with SAE, SAE has agreed to provide MRST assistance in establishing its manufacturing capabilities to achieve the output of one million sliders per month. SAE has the exclusive right to utilize MRST's manufacturing capacity for three years.

  To date, the work we have subcontracted to MRST has been further subcontracted to SAE. Our investment in MRST has been minimal and MRST has not established its own slider manufacturing capacity. We currently own 49.5% of MRST and have an option to acquire another ten percent of MRST from SFI at fair market value on the purchase date. This option expires on January 1, 2008.

Marketing and Sales

  We rely on our application engineers, in conjunction with our materials team, as our primary sales and marketing force. As of July 3, 1999, there were ten people in applications engineering and nine people in our materials group. We have structured our sales approach to treat the different business units of disk drive companies as separate customers. Disk drive manufacturers typically have separate teams focused on the server, desktop and mobile segments of the disk drive market. Each of these teams may have its own management and engineering personnel, design facilities, manufacturing locations and technological requirements. By focusing on the individual groups, we hope to better evaluate, coordinate and respond with value-added products to meet the unique technological requirements and other needs of each business segment. This approach is intended to deepen customer relationships and to increase the likelihood of our products being designed into a particular group's disk drive products.

Research and Development

  Our business is centered around a core team of experienced engineers and technologists, many of whom are leaders in their particular field or discipline. As of July 3, 1999, 53 of our research and development engineers held Doctorate degrees. These engineers are involved in advancing our core recording head technologies. Research and development expense for the first six months of 1999 was approximately $16.8 million, and for the fiscal years of 1998, 1997 and 1996 was approximately $25.5 million, $20.3 million and $5.1 million, respectively.

  Our research and development efforts are targeted at the enhancement of our existing recording head products, development of new recording head products and the evolution and improvement of the processes used to manufacture our recording head products.

Competition

  We compete with other independent recording head suppliers such as ALPS, Applied Magnetics, Read-Rite, TDK, and its wholly-owned subsidiary SAE, and Yamaha. In addition, we compete with the captive recording head manufacturing operations of disk drive companies. Captive producers who produce some or all of their recording heads for internal use include Fujitsu, Hitachi, IBM and Seagate.

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


  Some of our competitors have become particularly aggressive in the development and marketing of recording heads. For example, IBM, a recognized leader in magneto-resistive technology, has captured significant market share in the non-captive recording head market. IBM did so by broadly advancing, and making available to competing disk drive manufacturers, its recording head products, in direct competition with us. As disclosed below, we have licensed to IBM our existing patents and future patents that are filed by us prior to January 1, 2003. This licensing arrangement may allow IBM to compete more effectively against us in the future.

  The market for our products is highly competitive and we expect increased competition in the future. We have experienced pricing pressures in the past and will likely experience increased price competition in the future. In addition to price, we believe that the most important competitive factors in our industry are timely delivery of high-quality new technologies, customer support and the ability to reach volume production rapidly. We believe that we are generally competitive as to these factors.

Intellectual Property and Proprietary Rights

  As of September 30, 1999, we had 12 patents issued in the United States. These patents generally have terms of 20 years from their filing. We also have 31 patent applications pending. Our issued and pending patent applications relate primarily to recording head designs and related manufacturing processes. We also have a variety of licenses and cross-licenses with third parties such as Seagate and Julich for the use of their respective patents and technologies. As disclosed below, we have licensed to IBM our existing patents and future patents that are filed by us prior to January 1, 2003. Due to the rapid technological change that characterizes the recording head industry, we believe that improvement of existing products, reliance upon trade secrets and unpatented know-how and development of new products are more important than patent protection in establishing and maintaining a competitive advantage. Nevertheless, we believe that patents are of value to our business and we intend to continue to obtain patents, when available, and to license patents of other parties in connection with our research and development activities. However, these owned and licensed patents may not provide us the desired protection or may be designed around or challenged by our competitors.

  In April 1998, we entered into a technology license and purchase agreement with Seagate. Under this agreement:

  . we licensed our DSMR technology to Seagate;

  . we received technology transfer fees upon the achievement of milestones;

  . Seagate agreed to purchase minimum volumes based on their requirements;
    and

  . Seagate agreed to pay us a royalty based on head gimbal assemblies shipped from wafers produced by Seagate utilizing our DSMR technology.

  Through July 3, 1999, we have recognized approximately $2.1 million of royalty revenue, $1.0 million of technology transfer revenues and $61.2 million of product revenue under minimum purchase obligations from Seagate in connection with this agreement.

  Seagate has used, and we expect Seagate will continue to use through the first half of fiscal year 2000, the licensed DSMR technology to manufacture a significant portion of its DSMR wafer demand. However, we do not expect related royalty payments or purchase obligations to continue to be significant after the first half of fiscal year 2000.

  In July 1999, we entered into a patent license agreement and a technology transfer agreement with IBM. Under these agreements, among other things:

  . we licensed to IBM, for the life of the patents, all of our existing and future patents that are filed by us prior to January 1, 2003;

  . IBM has agreed to license to us, for the life of the patents, 11 IBM patents issued prior to January 1, 2003;

  . we agreed to transfer to IBM know-how related to two write-head related manufacturing processes;

  . we have not recognized and do not expect to recognize any revenues; and

  . we agreed to pay IBM a license fee.


Backlog

  Our sales are made pursuant to short-term purchase orders. These orders may be subject to change, cancellation or rescheduling by the customer without significant penalties. We also believe it is common industry practice for disk drive manufacturers to place orders in excess of their requirements and to change or cancel outstanding purchase orders in response to shifting business conditions. In light of these factors, backlog as of any particular date may not be indicative of our actual revenue or operating results for a subsequent period.

Employees

  As of July 3, 1999, we had 628 employees including 425 in operations, 174 in research and development and 29 in general and administrative, all of whom are located in California. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe our employee relations are good.

Facilities

  We lease premises in three locations in Milpitas, California under three leases which expire in 2000, 2004 and 2007 covering approximately 165,000 total square feet. One of the leased facilities is subleased to SAE. We believe our existing facilities are adequate to meet our needs for the immediate future and that future growth can be accomplished by leasing additional or alternative space on commercially reasonable terms.

Legal Proceedings

  As of the date of this prospectus, we are not a party to any material legal proceeding.

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

                                   MANAGEMENT

Executive Officers and Directors

  The following table sets forth certain information regarding our executive officers and directors as of July 3, 1999:

 Name                            Age Position
 ----                            --- --------
                                     President, Chief Executive Officer and
 Mike Chang, Ph.D. .............  55 Director
 Kochan Ju, Ph.D. ..............  51 Vice President of Technology and Director
                                     Vice President of Operations and
 David Begin....................  52 Marketing
 William Bennett................  53 Vice President of Human Resources
 Mao-Min Chen, Ph.D. ...........  49 Vice President of Wafer Process
 Thomas Surran..................  36 Chief Financial Officer
 Po-Kang Wang, Ph.D. ...........  45 Vice President of Engineering
 Ta-Lin Hsu, Ph.D.(1)...........  56 Chairman of the Board
 Tu Chen, Ph.D. (1).............  64 Vice Chairman of the Board
 Irwin Federman(2)..............  64 Director
 Heinrich Sussner, Ph.D.(2).....  50 Director
 David Tsang....................  57 Director

-------------------------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  Mike Chang has served as our President and Chief Executive Officer and as a member of the board of directors since July 1997. Prior to joining us, from December 1994 to June 1997, Dr. Chang served as Senior Vice President of Engineering at SAE Magnetics, Ltd. and served on its board of directors from April 1996 to June 1997. From August 1989 to November 1994, Dr. Chang served as Vice President of Disk Drive Research and Development at Conner Peripherals, Inc., a disk drive company. Dr. Chang holds a B.S. in Electrical Engineering from National Taiwan University and a Ph.D. in Electrical Engineering from the University of Notre Dame.

  Kochan Ju has served as our Vice President of Technology and as a member of the board of directors since 1994. Prior to joining us, from September 1992 to July 1994, Dr. Ju served as Vice President, Technology at Dastek, Inc., a thin film head manufacturer. Dr. Ju has a number of issued and pending patents in the area of recording heads. Dr. Ju holds a B.S. in Engineering Science from Cheng Kung University, an M.S. in Physics from National Taiwan University, an M.S. in Applied Mathematics from SUNY at Stony Brook and a Ph.D. in Electrical Engineering from the California Institute of Technology.

  David Begin has served as our Vice President of Operations since December 1997. Additionally, Mr. Begin began serving as our Vice President of Marketing in May 1999. Prior to joining us, from January 1994 to November 1994, Mr. Begin served as President and Chief Executive Officer at Cambrian Instruments, a test equipment manufacturer. From January 1992 to December 1993, Mr. Begin was Chief Operating Officer at Akashic Memories, a thin film media manufacturer. Mr. Begin also held various management positions at IBM, including management of recording head manufacturing and thin film media operations. Mr. Begin received his B.S. in Chemical Engineering from Northeastern University.

  William Bennett has served as our Vice President of Human Resources since August 1997. From July 1996 to July 1997, Mr. Bennett worked as a private consultant for other technology companies. Mr. Bennett served as Vice President of Human Resources at Cirrus Logic, Inc., a semiconductor company, from June 1989 to July 1996. Previously, Mr. Bennett was Vice President of Human Resources at System Industries, Inc. and Monolithic Memories, Inc. Mr. Bennett received his A.A.S. in Industrial Relations from Brooklyn College.

  Mao-Min Chen has served as our Vice President of Wafer Process since our inception in July 1994. Prior to joining us, Dr. Chen was Director of Process Technologies at Dastek, Inc., a thin film head manufacturer, from July 1993 to July 1994. Dr. Chen has a number of issued and pending patents in recording head technology. Dr. Chen holds a B.S. in Nuclear Engineering from National Tsing-Hua University and a Ph.D. in Materials Science from the University of Minnesota.

  Thomas Surran joined us in July 1994 as our Director of Finance and became our Chief Financial Officer in September 1994. From June 1991 to June 1994, Mr. Surran served in various financial management positions including Director of Finance and Controller with Everex Systems, Inc., a personal computer manufacturer. Prior to joining Everex Systems, Inc., Mr. Surran held various positions at Sorrento Associates, Inc., a venture capital firm, and Heller Financial, Inc. Mr. Surran received his B.S. from Xavier University and his M.B.A. from the University of Chicago.

  Po-Kang Wang has served as our Vice President of Engineering since October 1997. From April 1995 to October 1997, Dr. Wang served as Vice President, Advanced Head Design at SAE Magnetics, Ltd. From March 1993 to April 1995, Dr. Wang served as the Executive Director of Channel Integration at Conner Peripherals, Inc., a disk drive company. Dr. Wang has a number of issued and pending patents in the area of recording head technology. Dr. Wang holds a B.S. in Physics from National Taiwan University, an M.S. in Physics from Tsing-Hua University and a Ph.D. in Physics from the University of Illinois.

  Ta-Lin Hsu has served as our Chairman of the board of directors since February 1997. Dr. Hsu joined Hambrecht & Quist in 1985 as a General Partner and became the Managing Director of H&Q Asia Pacific in July 1987. Dr. Hsu became President of H&Q Asia Pacific in 1990 and its Chairman in 1993. Dr. Hsu holds a B.S. in Physics from National Taiwan University, an M.S. in Electrophysics from Polytechnic Institute of Brooklyn and a Ph.D. in Electrical Engineering from the University of California, Berkeley.

  Tu Chen currently serves as our Vice Chairman of the board and served as Chairman of the board from 1994 to 1996. Dr. Chen is a co-founder of Komag, a thin film media manufacturer, and served as the Chairman of its board of directors from its inception in 1983 until August 1999. Previously, Dr. Chen was a research scientist at Xerox Corporation's Palo Alto Research Center and Northrop Corp. Dr. Chen also serves as a director of several private companies. Dr. Chen received his B.S. from Cheng-Kung University and his M.S. and Ph.D. from the University of Minnesota.

  Irwin Federman has been a member of our board of directors since February 1997. Since April 1990, Mr. Federman has been a general partner of U.S. Venture Partners, a venture capital investment firm. Mr. Federman also serves on the board of directors of Checkpoint Software Technologies, Ltd., Komag, Incorporated, SanDisk Corporation, MMC Networks, Inc., Netro Corporation and Western Digital Corporation. Mr. Federman holds a B.S. in Economics from Brooklyn College and an honorary Doctorate of Engineering Science from Santa Clara University.

  Heinrich Sussner has been a member of our board of directors since February 1997. Dr. Sussner has served as Senior Managing Director with H&Q Asia Pacific since July 1998. From October 1996 to June 1998, Dr. Sussner served as Chief Technical Officer at Phase Metrics, Inc. From 1980 to 1996, Dr. Sussner held several technical and management positions with IBM, including serving as Director of IBM's Almaden Research Facility for data storage technology and as Executive Consultant for technology investments in Europe.

  David Tsang has been a member of our board of directors since April 1998. Mr. Tsang is the founder of Oak Technology, Inc., a semiconductor company, and has served as its President from inception in July 1987 until January 1998, as a director of Oak Technology since October 1987 and as Chairman of its board since January 1991. Mr. Tsang is also a director of ASE Test, Ltd. Mr. Tsang holds a B.S. in Electrical Engineering from Brigham Young University and an M.S. in Electrical Engineering from Santa Clara University.

  In September 1999, Mr. Tsang, without admitting or denying guilt, consented to the entry of a civil judgement relating to alleged violations of the antifraud provisions of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 under this act. The SEC had alleged that, prior to a favorable earnings announcement by Oak Technology for the quarter ended December 31, 1995, Mr. Tsang, then Oak Technology's chairman and president, conveyed this information to his brother. Mr. Tsang's brother and sister-in-law then allegedly traded profitably in Oak Technology securities based on this information.

  Our directors have been divided into three classes: Class I, Class II and Class III. Members of each class hold office for staggered three-year terms. Messrs. Chang and Sussner are our Class I directors, Messrs. Federman and Ju are our Class II directors; and Messrs. Chen, Hsu and Tsang are our Class III directors. The terms of our Class I, Class II and Class III directors will expire at the annual meeting of our stockholders in 2000, 2001 and 2002, respectively. At each annual stockholder meeting, stockholders will elect a successor for each director whose term expires at the meeting. Newly elected directors will then hold office until the third annual meeting of stockholders following their election and until their respective successors have been duly elected and qualified or until their earlier resignation or removal. Officers serve at the discretion of the board of directors and are appointed annually. There are no family relationships between any of our directors or executive officers.

Board Committees

  Audit Committee. The audit committee of the board of directors consists of Mr. Irwin Federman and Dr. Heinrich Sussner. The audit committee aids management in the establishment and supervision of our financial controls, evaluates the scope of the annual audit, reviews audit results, consults with management and our independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs.

  Compensation Committee. The compensation committee of the board of directors consists of Dr. Tu Chen and Dr. Ta-Lin Hsu. The compensation committee is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees and administers various incentive compensation and benefit plans.

Director Compensation and Other Arrangements

  Directors do not currently receive cash compensation for their service as directors. Non-employee directors are eligible to participate in our Director Option Plan and 1997 Stock Option Plan. Effective upon completion of this offering, non-employee directors will receive, in addition to actual expenses incurred, an annual retainer of $12,000, $1,000 for each board of directors meeting attended, and $750 for attending committee meetings if no board of directors meeting is held on that date. Effective upon consummation of this offering, each non-employee director will receive the first annual grant of 12,500 options under our Director Option Plan.

Compensation Committee Interlocks and Insider Participation

  None of our executive officers serve as a member of the compensation committee of the board of directors or on the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Employment Contracts and Change of Control Arrangements

  We do not currently have any employment contract in effect with our executive officers. Accordingly, the employment of any of our executive officers may be terminated at any time at the discretion of the board of directors.

Executive Compensation

  The following table contains information in summary form concerning the compensation paid to our chief executive officer and each of our most highly compensated executive officers whose total salary, bonus and other compensation exceeded $100,000 during the fiscal year ended January 2, 1999. In accordance with the rules of the SEC, the compensation described in this table does not include perquisites and other personal benefits received by the executive officers named in the table below which do not exceed the lesser of $50,000 or ten percent of the total salary and bonus reported for these officers.

  Officer Promissory Note. In December 1997, we loaned $400,000 to David Begin, Vice President of Operations and Marketing, as a hiring incentive. In connection with the loan, Mr. Begin executed a promissory note that bears interest at 5.93% per annum, compounded semiannually, and is due and payable on the earlier of (a) January 1, 2001, (b) ten days following his voluntary termination of employment with us, or (c) ten days following his termination of employment by us for cause. We also entered into a debt forgiveness agreement which forgives Mr. Begin's obligation to pay principal and accrued interest to us pursuant to the note, in $100,000 increments plus accrued interest per year if he is employed by us on January 1, 1998, January 1, 1999, January 1, 2000 and January 1, 2001. Mr. Begin's obligation will also be forgiven upon a sale or transfer by merger, sale of stock or otherwise of a majority of our outstanding voting securities, provided that Mr. Begin is employed by us at the time of the event.

                           Summary Compensation Table

                                                    1998 Annual
                                                  Compensation(1)
                                                  --------------- All Other 1998
Name and Principal Positions                       Salary  Bonus   Compensation
----------------------------                      -------- ------ --------------
Mike Chang....................................... $264,472     --         --
 President and Chief Executive Officer
David Begin(2)...................................  172,817     --    100,000
 Vice President of Operations and Marketing
Kochan Ju........................................  214,277 50,657         --
 Vice President of Technology
Mao-Min Chen.....................................  200,221 41,457         --
 Vice President of Wafer Process
Po-Kang Wang.....................................  200,215  5,757         --
 Vice President of Engineering

--------
(1) Includes salary or bonus earned in the fiscal year of 1997 but paid in the fiscal year of 1998.
(2) Other 1998 compensation includes partial forgiveness of debt.

                       Option Grants in Last Fiscal Year

  The following table contains information in summary form concerning stock options awarded to the executive officers named in the summary compensation table during the year ended January 2, 1999. All such options were awarded under our 1997 Stock Option Plan.

                             Individual Grants(1)
                 ---------------------------------------------
                                                                  Potential
                                                                Realized Value
                                                                  at Assumed
                                                               Annual Rates of
                 Number of      % of                             Stock Price
                 Securities Total Options                      Appreciation for
                 Underlying  Granted to   Exercise               Option Term(3)
                  Options   Employees in  Price Per Expiration ----------------
Name              Granted      1998(2)      Share      Date       5%      10%
----             ---------- ------------- --------- ---------- ------- --------
Mike Chang......        0         --           --          --       --       --
David Begin.....   40,000       1.57%       $2.25    12/01/08  $56,600 $143,435
Kochan Ju.......        0         --           --          --       --       --
Mao-Min Chen....        0         --           --          --       --       --
Po-Kang Wang....        0         --           --          --       --       --

--------
(1) All options granted during the fiscal year were granted under our 1997 Stock Option Plan. Each option becomes exercisable upon grant and vests according to a vesting schedule, subject to the employee's continued employment with us.

(2) In fiscal 1998, we granted employees and consultants options to purchase an aggregate of 2,548,905 shares of our common stock.

(3) We are including the gains or "option spreads" that would exist for the options we granted to our named executive officer. We calculate these gains by assuming an annual compounded stock price appreciation of five percent and ten percent, respectively, from the date of the option grant until the termination date of the option. These option spreads are not estimates or projections of our future common stock price.

                      Aggregated Options Exercised in Last
                 Fiscal Year and Fiscal Year-End Option Values

  The following table contains information in summary form concerning the exercise of stock options by the executive officers named in the summary compensation table during the fiscal year ended January 2, 1999 and stock options held as of January 2, 1999 by these executive officers.

                                                  Number of Securities        Value of Unexercised
                                                 Underlying Unexercised      In-the-Money Options at
                           Shares              Options at Fiscal Year End      Fiscal Year End(1)
                          Acquired    Value   ----------------------------- -------------------------
Name                     on Exercise Realized Exercisable (2) Unexercisable Exercisable Unexercisable
----                     ----------- -------- --------------- ------------- ----------- -------------
Mike Chang..............     --         --        489,141           --       2,367,442        --
David Begin.............     --         --        200,000           --         790,000        --
Kochan Ju...............   10,000    $ 59,000     481,064           --       2,748,757        --
Mao-Min Chen............   91,842     207,237     389,222           --       2,206,889        --
Po-Kang Wang............     --         --        300,000           --       1,452,000        --

--------

(1) Represents the difference between the the assumed initial offering price of $6.00 and the exercise of such options.

(2) All options described herein are subject to early exercise provisions as set forth in each optionee's respective stock option agreement. Certain exercisable options may be partially or completely unvested according to the vesting schedules contained in each such stock option agreement.

Employee Benefit Plans

 1997 Stock Option Plan

  Our stock option plan became effective in February 1997. In August 1999, our board of directors amended and restated the option plan reserving a total of 10,159,107 shares of common stock for issuance under the option plan, plus an annual increase to be added each year on the date of the annual stockholders meeting equal to the lesser of

  . four percent of the outstanding shares on such date;

  . 1,500,000 shares; or

  . an amount determined by our board of directors.

  In August 1999, our stockholders approved this amendment. As of July 3, 1999, 1,211,144 shares of common stock had been issued upon the exercise of options granted under the option plan. The number of options outstanding under the option plan includes:

  . 5,304,953 shares of common stock issuable upon the exercise of outstanding options as of July 3, 1999 at an average exercise price of $1.15 per share;

  . 56,161 shares of common stock issuable, net of cancellations, upon the exercise of options granted between July 3, 1999 and August 19, 1999 at an average exercise price of $4.50 per share; and

  . 1,029,946 shares of common stock issuable upon the exercise of options granted on August 19, 1999 at an exercise price of $5 per share.

  Our stock option plan provides for grants of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to employees (including officers and employee directors) and nonstatutory stock options to employees (including officers and employee directors), non-employee directors and consultants. The purpose of the option plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to employees and consultants to promote the success of our business. The option plan may be administered by the board of directors or a committee of the board of directors. The board of directors or the committee determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof. Options granted under the option plan are generally not transferable by the optionee. Options granted under the option plan must generally be exercised within three months of the end of optionee's status as an employee or consultant, within six months after such optionee's termination by disability or within 12 months after such optionee's termination by death or permanent disability, but in no event later than the expiration of the option's term. The exercise price of an option is determined by the board or committee administering the plan. However, the exercise price of incentive stock options cannot be less than 100% of the fair market value of common stock on the date of grant. With respect to any participant who owns stock possessing more than ten percent of the voting power of all classes of our stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of the incentive stock option must not exceed five years. The term of all other options granted under the option plan may not exceed ten years.

  The standard forms of our incentive stock option agreement and nonstatutory stock option agreement contain provisions for the early exercise of unvested stock options. Such option agreements contain provisions for the repurchase of unvested shares by us with 60 days written notice to an optionee under certain circumstances described in these agreements.

  In the event of a change in control, including a merger into another corporation, a sale of substantially all of our assets or our liquidation or dissolution, the option plan allows each outstanding option to be assumed or an equivalent option substituted by the successor corporation. In the event the successor corporation refuses to assume or substitute for the outstanding options, each outstanding option will be fully vested and exercisable for a period of ten days prior to the date of the change of control, including shares as to which it would not otherwise be vested. If the option is not assumed or substituted or exercised prior to the date of the change of control, such outstanding option shall terminate and cease to be outstanding as of the effective date of the change of control. Unless terminated sooner, the option plan will terminate ten years from its effective date. The board of directors has authority to amend or terminate the option plan, provided that no such action may impair the rights of the holder of any outstanding options without the written consent of such holder.

 1999 Employee Stock Purchase Plan

  Our 1999 employee stock purchase plan was adopted by the board of directors in August 1999 and approved by the stockholders in August 1999 and will be effective upon consummation of the initial public offering. A total of 750,000 shares of common stock has been authorized for issuance under the purchase plan, plus an annual increase to be added on January 1 of each year equal to the number of shares needed to restore the maximum number of shares of common stock that may be available for grant under the purchase plan to 750,000 shares.

  The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, contains consecutive, overlapping 24 month offering periods. Each offering period consists of four purchase periods, each approximately six months in length. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before January 31, 2002.

  Employees are eligible to participate in the purchase plan if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who (a) immediately after grant owns stock possessing five percent or more of the total combined voting power or value of all classes of our capital stock or (b) whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year may not be granted an option to purchase stock under the purchase plan.

  The purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed ten percent of an employee's compensation. Compensation is defined to include the participant's gross earnings, commissions, overtime and shift premiums, but excludes bonuses. The price of stock purchased under the purchase plan is equal to 85% of the fair market value of the common stock at the beginning of each offering period or the last day of the purchase period, whichever is lower. The maximum number of shares a participant may purchase during a single purchase period is 5,000 shares.

  Rights granted under the purchase plan are not transferable by a participant other than by will, the laws of descent and distribution or as otherwise provided under the purchase plan. The purchase plan provides that, in the event of our merger with or into another corporation or a sale of substantially all of our assets, each outstanding option shall be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set with the new exercise date occurring before the proposed sale or merger. The purchase plan will terminate ten years from its effective date. The board of directors has the authority to amend or terminate the purchase plan, except that generally no such action may adversely affect any outstanding rights to purchase stock under the purchase plan. The board of directors has discretion to amend the purchase plan in the event that the operation of the purchase plan would result in unfavorable financial accounting consequences.

 Director Option Plan

  Our 1999 director option plan was adopted by the board of directors in August 1999 and approved by the stockholders in August 1999. A total of 150,000 shares of common stock has been reserved for issuance under the director plan, plus an annual increase to be added each year on the day after the date of the annual stockholder meeting equal to the lesser of (a) the number of shares needed to restore the maximum number of shares available for grant to 150,000 shares or (b) an amount determined by the board of directors. The outside directors are eligible to participate in the director plan, which provides for the grant of nonstatutory stock options pursuant to an automatic, nondiscretionary grant mechanism. The director plan provides that each outside director, except for employee directors who become outside directors, shall be granted a nonstatutory stock option to purchase 50,000 shares of common stock on the date that the person first becomes an outside director. Thereafter, each outside director shall be automatically granted an option to purchase 12,500 shares of common stock each year on the date of the annual stockholders meeting provided that the director has served on the board for at least the preceding six months. The director plan provides that the initial option shall become vested as to 25% of the shares subject to the option on the first anniversary of its date of grant, with monthly vesting thereafter. Each subsequent option shall become vested in equal monthly installments over a one year period beginning after all previously granted options have fully vested. The exercise price per share of all options granted under the director plan shall be equal to the fair market value of a share of our common stock on the date of grant. Options granted to outside directors under the director plan have a ten year term. These options, however, will expire unless exercised within three months following the termination of an outside director's status as a director for any reason other than death or disability or within 12 months following the termination of an outside director's status as a director due to death or disability. In the event of a merger or sale of substantially all of our assets, all outstanding options may be assumed or substituted by the successor corporation. They are not assumed or substituted, they shall become fully vested and exercisable for a period of 30 days from the date the board notifies the optionee of the option's full vesting, after which period the option shall terminate. Assumed options become fully vested and exercisable if the director ceases his or her status with us or any successor company other than, by a voluntary resignation. Generally, no option granted under the director plan is transferable by the optionee other than by will or the laws of descent and distribution. If not terminated earlier, the director plan will have a term of ten years.

Limitation of Liability and Indemnification Matters

  Our Amended and Restated Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. Under Delaware law, a director's liability to a company or its stockholders may not be limited with respect to

  . any breach of his duty of loyalty to the company or its stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments or dividends or unlawful stock repurchases or redemptions; or

  . transactions from which the director derived an improper personal benefit.

  Our bylaws provide that we shall indemnify our officers and directors and may indemnify our employees and agents in certain circumstances. We have also entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. In addition, we maintain directors' and officers' liability insurance.

  There is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

                           RELATED PARTY TRANSACTIONS

  The Recapitalization. In January 1997, Headway Technologies, Inc. (California), a wholly-owned subsidiary of Headway Technologies, Inc., was acquired in a recapitalization by an investor group led by H&Q Asia Pacific. In addition to the related transactions described below, the recapitalization was effected through the following series of transactions:

  . the investor group formed and capitalized a new Delaware corporation, Headway Technologies, Inc. (which at that time was called Headway Holdings, Inc.);

  . we formed a wholly-owned subsidiary which was merged with and into Headway California, with Headway California becoming our wholly-owned subsidiary; and

  . all outstanding shares of capital stock of Headway California were converted into the right to receive cash in an aggregate amount of $22.0 million. Of the $22.0 million in aggregate proceeds distributed to former Headway California shareholders, the four largest shareholders HP, Komag, Inc., Asahi Komag Co., Ltd., and Asahi Glass America, Inc. collectively received $21.9 million, representing approximately 73.0% of their total $30.0 million cash investment.

  The recapitalization was funded by:

  . the purchase by the investor group of approximately $35.0 million of Series A preferred stock at a per share price of $2.39; and

  . aggregate loan commitments by industry lenders, including Western Digital and Maxtor of approximately $18.0 million of which $11.0 million was funded at or shortly following closing. As of July 3, 1999, $13.4 million was owed to the industry lenders. All of the loan commitments by the industry lenders are unsecured and bear interest at annual rates ranging from 5.0% to 8.5%, compounded monthly. Amounts repaid to the industry lenders under these commitments are in part determined by product purchases. For the $11.0 million of notes payable to customers at July 3, 1999, in addition to scheduled loan repayments at the time of these scheduled payments we are required to repay additional principal in an amount equal to 10% of product purchases during the relevant period. All loan repayments, including any increase related to product purchases, are paid in cash.

                     [RECAPITALIZATION CHART APPEARS HERE]

  In connection with the recapitalization, HP and Asahi Komag guaranteed to third-party creditors our performance under existing equipment leasing obligations of Headway California, which equals an aggregate amount of $13.5 million. In consideration of each guarantor's agreement to permit the guaranty to remain in effect, we entered into an agreement with the guarantors in which we agreed to reimburse the guarantors for any payments made by them pursuant to the guaranties and to secure a portion of such reimbursement obligation with certain equipment owned by us.

  We entered into an agreement amending the Master Technology License Agreement between HP, Komag, Asahi Komag and Headway California. Under the amended license agreement, HP, Komag and Asahi Komag granted exclusive licenses to us with respect to recording head technologies for disk drives. In turn, we granted the licensees a nonexclusive license to manufacture, using our technology, products outside the scope of our core business including technology previously licensed to us by the licensees on an exclusive basis, that was in the licensees' possession prior to the recapitalization or for which we had obtained or applied for a patent prior to the recapitalization. Under this license, (a) HP was granted the right to manufacture heads for tape drives and floppy disk drives that are manufactured by or for HP, provided that HP shall have first offered us the opportunity to manufacture such heads for HP, and (b) Komag and Asahi Komag were granted the right to use our technology to manufacture certain media products such as storage disks.

  Series A Preferred Stock and Warrants. In connection with the recapitalization, we issued to Hambrecht & Quist LLC a warrant to purchase 389,918 shares of our common stock at a purchase price of

$0.10 per share. The purchasers of Series A preferred stock in the recapitalization included, among others, the following officers, directors and holders of more than five percent of our voting securities:

                                                                  Shares of
                                                              Preferred Stock(1)
                                                              ------------------
Ta-Lin Hsu(2)................................................     9,607,428
Irwin Federman(3)............................................     1,670,857
Western Digital (Tuas-Singapore) pte Ltd. ...................     2,924,000
Maxtor Corporation...........................................       417,715

--------
(1) The purchasers of these securities are entitled to registration rights. See "Description of Capital Stock--Registration Rights."

(2) Represents 6,683,429 shares held by Asia Pacific Growth Fund II, L.P. of which H&Q Asia Pacific II, L.L.C. is its General Partner, 1,670,857 shares held by China Dynamic Growth Fund, L.P. of which H&Q Asia Pacific, Ltd. is its General Partner, 626,571 shares held by H&Q Philippines Ventures II, Inc. of which Hambrecht & Quist LLC owns a minority equity interest and H&Q Asia Pacific, Ltd. owns shares and participates in management and 626,571 shares held by HanTech Venture Capital Corporation of which Hambrecht & Quist LLC owns a minority equity interest and H&Q Asia Pacific, Ltd. owns shares and participates in management. Dr. Hsu is Chairman, President and Managing Director of H&Q Asia Pacific.

(3) Represents collectively 1,503,771 shares held by U.S. Venture Partners V, L.P. of which Presidio Management Group V, L.L.C. is its General Partner, 83,543 shares held by USVP V International, L.P. of which Presidio Management Group V, L.L.C. is its General Partner, 46,784 held by 2180 Associates Fund V of which Presidio Management Group V, L.L.C. is its General Partner and 36,759 shares held by U.S. Venture Partners V Ent., L.P. Mr. Federman is a Managing Member of Presidio Management Group, V, L.L.C., and is the general partner of each of U.S. Venture Partners V, L.P., USVP V International, L.P., 2180 Associates Fund V, L.P. and USVP V Entrepreneurs Partners, L.P.

  On March 11, 1998, we sold 1,144,535 shares of our Series A preferred stock at a price of $2.39 per share in a private placement transaction, including sales to certain members of the investor group who participated in the January 1997 recapitalization. The purchasers of the preferred stock included, among others, the following officers, directors and holders of more than five percent of our voting securities:

                                                                  Shares of
                                                              Preferred Stock(1)
                                                              ------------------
Heinrich Sussner.............................................       62,657
Tu Chen......................................................       62,657
Irwin Federman(2)............................................      208,857
Western Digital (Tuas-Singapore) pte Ltd.....................      281,956

--------
(1) The purchasers of these securities are entitled to registration rights.

(2) Represents collectively 187,971 shares held by U.S. Venture Partners V, L.P. of which Presidio Management Group V, L.L.C. is its General Partner, 10,443 shares held by USVP V International, L.P. of which Presidio Management Group V, L.L.C. is its General Partner, 4,595 shares held by USVP V Entrepreneur International, L.P. of which Presidio Management Group V, L.L.C. is its General Partner and 5,848 held by 2180 Associates Fund V of which Presidio Management Group V, L.L.C. is its General Partner. Mr. Federman is a Managing Member of Presidio Management Group, V, L.L.C., and is the general partner of each of U.S. Venture Partners V, L.P., USVP V International, L.P., 2180 Associates Fund V, L.P. and USVP V Entrepreneurs Partners, L.P.

  Other Transactions. In connection with the commencement of employment of our Vice President of Operations, we entered into a loan agreement of $400,000. See " Management--Employment Contracts and Change of Control Arrangements."

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth the beneficial ownership of our common stock as of July 3, 1999, and as adjusted to reflect the sale of the shares of common stock in this offering, by:

  . each person or entity known by us to own beneficially more than five percent of our common stock;

  . our chief executive officer and each of the executive officers named in the summary compensation table and each of our directors; and

  . all of our executive officers and directors as a group.

The address of all the beneficial owners, unless otherwise noted, is 678 South Hillview Drive, Milpitas, California 95035.

  The beneficial ownership is calculated based on 16,977,679 shares of our common stock outstanding as of July 3, 1999 and 21,177,679 shares outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting and investment power with respect to securities. Unless otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of capital stock listed as owned by such person. Shares issuable upon the exercise of options that are currently exercisable or become exercisable within 60 days of July 3, 1999 are considered outstanding for the purpose of calculating the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. All of the options and warrants held by the beneficial owners in the table below will be immediately exercisable and vested upon consummation of this offering.

  The number of shares includes 15,764,535 shares of common stock issuable upon conversion of our Series A convertible preferred stock upon consummation of this offering.

                                                          Percentage of
                                                        Shares Outstanding
                                                      ----------------------
                                    Number of Shares  Before this After this
Name and Address                   Beneficially Owned  Offering    Offering
----------------                   ------------------ ----------- ----------
Ta-Lin Hsu(1).....................      9,634,428        56.7%       45.5
  H&Q Asia Pacific, Ltd.
  One Bush Street
  San Francisco, CA 94104
Western Digital (Tuas Singapore)
 pte Ltd..........................      3,205,956        18.9        15.1
  8105 Irvine Center Drive
  Irvine, CA 92718
Irwin Federman(2).................      1,904,714        11.2         9.0
  US Venture Partners
  2180 Sand Hill Road, Suite 300
  Menlo Park, CA 94025
Mao-Min Chen(3)...................        491,064         2.9         2.3
Kochan Ju(4)......................        491,064         2.9         2.3
Mike Chang(5).....................        489,141         2.9         2.3
Po-Kang Wang......................        300,000         1.8         1.4
David Begin.......................        200,000         1.2         *
Heinrich Sussner(6)...............        112,657          *          *
Tu Chen(7)........................        112,657          *          *
David Tsang.......................         50,000          *          *
Executive officers and directors
 as a group (12 persons)(8).......     14,121,173        83.2        66.7

---------------------
*Represents less than 1% of our outstanding common stock.

 (1) Includes 25,000 shares subject to options exercisable within 60 days of July 3, 1999. Represents 6,685,429 shares held by Asia Pacific Growth Fund II, L.P. of which H&Q Asia Pacific II, L.L.C. is its General Partner; 1,670,857 shares held by China Dynamic Growth Fund, L.P. of which H&Q Asia Pacific, Ltd. is the general partner of China Dynamic's general partner; 626,571 shares held by H&Q Philippines Ventures II, Inc. of which Hambrecht & Quest LLC owns a minority equity interest and H&Q Asia Pacific, Ltd. owns shares and participates in management; and 626,571 shares held by HanTech International Venture Capital Corporation of which Hambrecht & Quist LLC owns a minority equity interest and H&Q Asia Pacific, Ltd. owns shares and participates in management. Dr. Hsu is Chairman, President and Managing Director of H&Q Asia Pacific, Ltd.

 (2) Includes 25,000 shares subject to options exercisable within 60 days of July 3, 1999. Represents ownership by the following entities of which Presidio Management Group V, L.L.C. is the General Partner: 46,784 shares held by 2180 Associates Fund V; 1,503,771 shares held by U.S. Venture Partners, L.P.; 36,759 shares held by U.S. Venture Partners V Enterprises, L.P.; and 83,543 shares held by USVP V International, L.P. Mr. Federman is a Director of the Company and a Managing Member of Presidio Management Group, V, L.L.C., and is the General Partner of each of U.S. Venture Partners V, L.P., USVP V International, L.P., 2180 Associates Fund V, L.P. and USVP V Entrepreneurs Partners, L.P.

 (3) Includes 389,222 shares subject to options exercisable within 60 days of July 3, 1999. Dr. Chen is Vice President of Wafer Process.

 (4) Includes 481,064 shares subject to options exercisable within 60 days of July 3, 1999. Dr. Ju is a Director and Vice President of Technology.

 (5) Includes 489,141 shares subject to options exercisable within 60 days of July 3, 1999. Dr. Chang is a Director, President and Chief Executive Officer.

 (6) Includes 50,000 shares subject to options exercisable within 60 days of July 3, 1999. Dr. Sussner is a Director.

 (7) Includes 50,000 shares subject to options exercisable within 60 days of July 3, 1999. Dr. Chen is a Director.

 (8) Includes 2,059,427 shares subject to options exercisable within 60 days of July 3, 1999 held by our executive officers and directors.

                          DESCRIPTION OF CAPITAL STOCK

  Upon the closing of this offering, we will be authorized to issue 75,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value.

  The following summary of certain provisions of our capital stock describes all material provisions of, but is not complete and is subject to, our Amended and Restated Certificate of Incorporation and our bylaws that are included as exhibits to the registration statement of which this prospectus forms a part and by the provisions of applicable law. Our Amended and Restated Certificate of Incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control unless such takeover or change in control is approved by our board of directors.

Common Stock

  As of July 3, 1999, there were 16,977,679 shares of common stock outstanding held of record by approximately 148 stockholders.

  The issued and outstanding shares of common stock are, and the shares of common stock being offered by us will be, upon payment therefor, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. The shares of common stock are neither redeemable nor convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all of our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding. Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders and has cumulative voting rights with respect to the election of directors.

Warrants

  As of July 3, 1999, there were outstanding warrants to purchase (a) an aggregate of 389,918 shares of our common stock at an exercise price of $0.10 per share, which expires on February 4, 2002, and (b) an aggregate of 179,816 shares of common stock at an exercise price of $2.39 per share, which expires on March 31, 2003. The first warrant will be automatically deemed exercised in full immediately prior to (a) the time the warrant would otherwise expire or
(b) a sale of the company.

Preferred Stock

  Effective upon the closing of this offering, we will be authorized to issue 5,000,000 shares of undesignated preferred stock. The board of directors has the authority to issue preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible recapitalizations and other corporate purposes, could have the effect of delaying, deferring or preventing our change in control without further action by the stockholders and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law

  We are subject to Section 203 of the Delaware General Corporation Law.
Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless: (a) prior to such date, the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding certain shares held by employee directors and employee stock plans; or (c) on or after the consummation date the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  Section 203 defines a business combination to include: (a) any merger or consolidation involving the corporation and the interested stockholder; (b) any sale, transfer, pledge or other disposition of ten percent or more of the assets of the corporation involving the interested stockholder; (c) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
(d) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (e) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Registration Rights

  As of July 3, 1999, holders of 15,764,535 shares of our common stock, and their permitted transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of our Registration Rights Agreement dated as of February 4, 1997, as amended, the holders will be entitled to certain rights with respect to the registrable securities. Under the Registration Rights Agreement, if at any time after this offering we propose to register any of our common stock under the Securities Act, the holders of registrable securities are entitled to notice of such registration and to include their registrable securities therein; provided, among other conditions, that the underwriters have the right to limit the number of shares included in any such registration. Beginning six months after the closing of the offering, the holders of at least 30.0% of the registrable securities have the right to require us, on not more than two occasions, to file a registration statement under the Securities Act in order to register all or any part of their registrable securities, provided that the aggregate offering price exceeds $10.0 million. We may, in certain circumstances, defer such registration and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, the holders of at least 20.0% of the registrable securities may require us to register all or any portion of their registrable securities on Form S-3, when that form becomes available to us, subject to certain conditions and limitations. Generally, we have agreed to bear all expenses incurred in connection with these registrations. We have also agreed to indemnify the holders of registration rights.

  The registration rights terminate upon the earlier of the seventh anniversary date of this offering or the time when the registrable securities may be sold within two successive quarters under Rule 144.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company and its telephone number is (212) 936-5100.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of our common stock in the public market after the offering could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us.

  After the offering,     shares of our common stock will be outstanding,
assuming that the underwriters do not exercise the over-allotment option.  Of
these shares, all of the     shares sold in this offering will be freely
tradable without restriction or further registration under the Securities Act, unless these shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

  The following table shows approximately when the 16,977,679 shares of our common stock that are not being sold in this offering but which will be outstanding when this offering is complete will be eligible for sale in the public market:

     Eligibility of
     Restricted Shares for
     Sale in the Public
     Market
     ---------------------
     At effective date.......          0
     180 days after the
      effective date.........
     After 180 days post
      effective date.........

  Resale of most of the restricted shares that will become available for sale in the public market starting 180 days after the effective date will be limited by volume and other resale restrictions under Rule 144 because the holders are our affiliates.

Rule 144

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

  . one percent of the number of shares of common stock then outstanding,
    which will equal approximately     shares immediately after this
    offering; or

  . the average weekly trading volume of the common stock on the Nasdaq
    National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

  Sales under Rule 144 must also comply with the manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

  Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

  In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us under a stock option plan or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule 144. All of the options issued under our 1997 Stock Option Plan will become immediately vested and exercisable upon consummation of this offering and will be able to be resold after the 90-day period, subject to lock-up agreements.

Lock-Up Agreements

  All officers and directors and some of the holders of common stock and options to purchase common stock have agreed pursuant to "lock-up" agreements that they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible or exchangeable for common stock, or warrants or other rights to purchase common stock for a period of 180 days after the date of this prospectus without the prior written consent of Hambrecht & Quist LLC.

Registration Rights

  Upon completion of this offering, the holders of 15,764,535 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. After registration, these shares will become freely tradable without restriction under the Securities Act. Any sale of securities by these shareholders could have a material adverse effect on the trading price of our common stock.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below, through their representatives, Hambrecht & Quist LLC and Banc of America Securities LLC, have severally agreed to purchase from us the following respective numbers of shares of common stock:

                                                                       Number of
Name                                                                    Shares
----                                                                   ---------
Hambrecht & Quist LLC.................................................
Banc of America Securities LLC........................................
                                                                         ----

  Total.....................................................................
                                                                             ===

  The Underwriting Agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered hereby if any shares are purchased.

  The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

              Underwriting Discounts and Commissions Payable by Us

                                                        With         Without
                                                   Over-Allotment Over-Allotment
                                                      Exercise       Exercise
                                                   -------------- --------------
Per Share.........................................     $              $
Total.............................................     $              $

  We estimate that the total expenses of this offering, excluding underwriting
discounts and commissions, will be approximately $    .

  The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess
of $     per share.  The underwriters may allow and the dealers may reallow a
concession not in excess of $     per share to certain other dealers.  After
the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have informed us that the underwriters do not intend to confirm discretionary sales of more than five percent of the shares of common stock offered in this offering.

  We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to additional shares of common stock at the initial public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of shares of common stock offered hereby.

   At our request, the underwriters will reserve up to $      of shares of
common stock to be issued by us and offered for sale, at the initial public offering price, to directors, officers, employees, business associates and other persons related to us. The number of shares of common stock available for sale to the general public will be reduced to the extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public.

  The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

  Our shareholders, including executive officers and directors, and optionees who will own in the aggregate 16,977,679 shares of common stock after the offering, have agreed not to, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 180-day period following the date of this prospectus. We have agreed that we will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 180-day period following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under our stock option plans, provided that, without the prior written consent of Hambrecht & Quist LLC, the additional options shall not be exercisable during that period.

  Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, our revenues and earnings, market valuations of other companies engaged in activities similar to ours, estimates of our business potential and our prospects, the present state of our business operations, our management and other factors deemed relevant.

  Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of our common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with this offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. This stabilizing, if commenced, may be discontinued at any time.

  A prospectus in electronic format is being made available on a web site maintained by Hambrecht & Quist LLC. In addition, some broker-dealers may choose to make the prospectus in electronic format available on web sites maintained by them.

  Ta-Lin Hsu, the chairman of the board of directors, is affiliated with Hambrecht & Quist LLC, a representative and a principal underwriter of this offering. In addition, as more fully set forth in "Related Party
Transactions," Hambrecht & Quist LLC holds a warrant to purchase 389,918 shares of our common stock, and funds affiliated with Hambrecht & Quist LLC hold an aggregate of 9,607,428 shares of our Series A preferred stock.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Morrison & Foerster LLP, San Francisco, California. As of the date of this prospectus, members and trusts of Wilson Sonsini Goodrich & Rosati, P.C. beneficially own an aggregate of 31,327 shares of our Series A preferred stock.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 28, 1997 and January 2, 1999, and for each of the three years in the period ended January 2, 1999 (which, for the year ended December 29, 1996 relates to the financial statements of the predecessor Company), as set forth in their report. We've included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

  We have filed with Securities and Exchange Commission in Washington, D.C. a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and the common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, and each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. You may obtain information on the public reference facilities by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a Web site maintained by the SEC. The address of this site is http://www.sec.gov.

  Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC and at the SEC's regional offices at the addresses noted above. You also will be able to obtain copies of this material from the Public Reference Section of the SEC as described above, or inspect them without charge at the SEC's Web site. We have applied for quotation of our common stock on the Nasdaq National Market. If we receive approval for quotation on the Nasdaq National Market, then you will be able to inspect reports, proxy and information statements and other information concerning us at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                           HEADWAY TECHNOLOGIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

Report of Ernst & Young LLP, Independent Auditors........................... F-2
Consolidated Financial Statements
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Operations....................................... F-4
Consolidated Statements of Stockholders' Equity............................. F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements.................................. F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Headway Technologies, Inc.

  We have audited the accompanying consolidated balance sheets of Headway Technologies, Inc. as of December 28, 1997 and January 2, 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 2, 1999 (which, for the year ended December 29, 1996, relates to the financial statements of the predecessor Company). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Headway Technologies, Inc. at December 28, 1997 and January 2, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.

                                                          /s/ Ernst & Young LLP

San Jose, California
February 26, 1999,
except for paragraph 1 of Note 11, as to which the date is April 26, 1999

                           HEADWAY TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                (in thousands, except share and per share data)

                                                                     Pro Forma
                                                                   Stockholders'
                                 December 28, January 2, July 3,     Equity at
                                     1997        1999      1999    July 3, 1999
                                 ------------ ---------- --------  -------------
                                                              (unaudited)
             ASSETS
 Current assets:
 Cash and cash equivalents.....    $ 22,574    $ 24,350  $ 22,083
 Accounts receivable, net of
  allowances of $530, $530 and
  $130 at December 28, 1997,
  January 2 and July 3, 1999...      10,225       8,498     8,250
 Inventories...................       5,082       4,627     5,100
 Prepaid expenses..............         275       2,280       509
 Other current assets..........          53         197       170
                                   --------    --------  --------
   Total current assets........      38,209      39,952    36,112
 Property and equipment:
 Machinery and equipment.......      35,831      55,766    58,051
 Leasehold improvements........       7,328      21,610    21,703
                                   --------    --------  --------
                                     43,159      77,376    79,754
 Less accumulated depreciation
  and amortization.............     (16,521)    (28,209)  (36,237)
                                   --------    --------  --------
 Net property and equipment....      26,638      49,167    43,517
 Intangible assets, net of
  accumulated amortization of
  $1,284, $1,891, and $1,976 at
  December 28, 1997, January 2,
  1999, and July 3, 1999.......         726         119    10,169
 Other assets..................         400         528       530
                                   --------    --------  --------
   Total assets................    $ 65,973    $ 89,766  $ 90,328
                                   ========    ========  ========
 LIABILITIES AND STOCKHOLDERS'
             EQUITY
 Current liabilities:
 Borrowings under line of
  credit.......................    $     --    $  7,500  $  3,000
 Accounts payable..............       6,203      11,852     7,422
 Accrued compensation and
  related expenses.............       2,140       2,118     2,386
 Other accrued liabilities.....       2,207       3,525     3,130
 Advance from customer.........       3,000          --        --
 Current portion of capital
  leases.......................         179       1,586     1,678
 Current portion of notes
  payable......................      14,366      15,092    23,193
                                   --------    --------  --------
   Total current liabilities...      28,095      41,673    40,809
 Capital leases, less current
  portion......................         358       5,482     4,619
 Notes payable, less current
  portion......................      21,986      17,397    18,910
 Commitments and contingencies
 Stockholders' equity:
 Series A convertible preferred
  stock; $0.001 par value;
  14,620,000, 15,764,535 and
  15,764,535 shares authorized,
  issued and outstanding at
  December 28, 1997, January 2,
  1999, and July 3, 1999,
  respectively; 5,000,000
  shares authorized, none
  issued and outstanding pro
  forma at July 3, 1999;
  aggregate liquidation
  preference of $34,942,
  $37,677, and $37,677 at
  December 28, 1997, January 2,
  1999, and July 3, 1999,
  respectively.................      34,382      37,122    37,122    $     --
 Common stock; $0.001 par
  value; 25,000,000 shares
  authorized; 137,428, 698,096,
  and 1,213,144 shares issued
  and outstanding at December
  28, 1997, January 2, 1999,
  and July 3, 1999,
  respectively; 75,000,000
  authorized, 16,977,679 shares
  issued and outstanding pro
  forma at July 3, 1999........         350         474       589      37,711
 Deferred compensation.........        (319)       (238)     (197)       (197)
 Accumulated deficit...........     (18,879)    (12,144)  (11,524)    (11,524)
                                   --------    --------  --------    --------
   Total stockholders' equity..      15,534      25,214    25,990    $ 25,990
                                   --------    --------  --------    ========
   Total liabilities and
    stockholders' equity.......    $ 65,973    $ 89,766  $ 90,328
                                   ========    ========  ========

                             See Accompanying Notes

                           HEADWAY TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (in thousands, except per share data)

                                       Years Ended              Six Months Ended
                          ------------------------------------- -----------------
                          December 29,  December 28, January 2, June 27,  July 3,
                              1996          1997        1999      1998     1999
                          ------------- ------------ ---------- --------  -------
                          (predecessor)                           (unaudited)
Revenue:
  Product sales, net....     $ 4,421      $ 52,369    $177,669  $91,850   $70,693
  Product sales to
   related parties,
   net..................      20,871            --          --       --        --
  Technology transfers
   and royalties........       1,500         2,000       1,750      750     2,093
                             -------      --------    --------  -------   -------
   Total revenue........      26,792        54,369     179,419   92,600    72,786
Cost of sales...........      22,616        41,222     137,001   69,057    50,928
                             -------      --------    --------  -------   -------
Gross profit............       4,176        13,147      42,418   23,543    21,858
Operating expenses:
  Research and
   development..........       5,066        20,287      25,458   11,611    16,780
  Selling, general and
   administrative.......       3,418         5,198       6,618    3,503     2,680
  Acquired in-process
   technology...........          --         6,000          --       --        --
                             -------      --------    --------  -------   -------
   Total operating
    expenses............       8,484        31,485      32,076   15,114    19,460
Operating (loss)
 income.................      (4,308)      (18,338)     10,342    8,429     2,398
Other income (expense):
  Interest income.......         406           953         875      495       381
  Interest expense......      (1,065)       (2,019)     (3,313)  (1,399)   (1,953)
                             -------      --------    --------  -------   -------
                                (659)       (1,066)     (2,438)    (904)   (1,572)
(Loss) income before
 income taxes and
 extraordinary item.....      (4,967)      (19,404)      7,904    7,525       826
Provision for income
 taxes..................          --            --       1,475    1,402       206
                             -------      --------    --------  -------   -------
(Loss) income before
 extraordinary item.....      (4,967)      (19,404)      6,429    6,123       620
Extraordinary item--gain
 related to early
 retirement of debt, net
 of income taxes of
 $67....................          --            --         306       --        --
                             -------      --------    --------  -------   -------
Net (loss) income.......     $(4,967)     $(19,404)   $  6,735  $ 6,123   $   620
                             =======      ========    ========  =======   =======
(Loss) income per share
 before extraordinary
 item(1):
  Basic.................     $ (1.38)     $(441.00)   $  11.80  $ 14.31   $  0.68
                             =======      ========    ========  =======   =======
  Diluted...............     $ (1.38)     $(441.00)   $   0.31  $  0.30   $  0.03
                             =======      ========    ========  =======   =======
  Pro forma--basic......                              $   0.40  $  0.39   $  0.04
                                                      ========  =======   =======
  Pro forma--diluted....                              $   0.31  $  0.30   $  0.03
                                                      ========  =======   =======
Net (loss) income(1):
  Basic.................     $ (1.38)     $(441.00)   $  12.36  $ 14.31   $  0.68
                             =======      ========    ========  =======   =======
  Diluted...............     $ (1.38)     $(441.00)   $   0.33  $  0.30   $  0.03
                             =======      ========    ========  =======   =======
  Pro forma--basic......                              $   0.42  $  0.39   $  0.04
                                                      ========  =======   =======
  Pro forma--diluted....                              $   0.33  $  0.30   $  0.03
                                                      ========  =======   =======
Shares used in computing
 per share
 information(1):
  Basic.................       3,593            44         545      428       913
                             =======      ========    ========  =======   =======
  Diluted...............       3,593            44      20,573   20,276    20,717
                             =======      ========    ========  =======   =======
  Pro forma--basic......                                16,093   15,754    16,677
                                                      ========  =======   =======
  Pro forma--diluted....                                20,573   20,276    20,717
                                                      ========  =======   =======

--------
(1) Loss per share before extraordinary item and net loss per share for 1996 were calculated assuming common shares issued in connection with the January 1997 Recapitalization (see Note 1) were outstanding for the entire year.

                             See Accompanying Notes

                          HEADWAY TECHNOLOGIES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                (in thousands)

                        Series A
                       Redeemable         Class 1                           Series A
                       Convertible      Convertible                       Convertible                    Notes
                     Preferred Stock       Stock        Common Stock    Preferred Stock  Common Stock  Receivable
                     ----------------  ---------------  --------------  ---------------- -------------    From      Deferred
                     Shares   Amount   Shares  Amount   Shares  Amount  Shares   Amount  Shares Amount  Officers  Compensation
                     ------  --------  ------  -------  ------  ------  ------- -------- ------ ------ ---------- ------------
Balance at
December 31, 1995
(predecessor)....     3,000  $ 29,985   1,200  $ 3,498   3,584  $ 359        -- $     --    --   $ --    $ (50)      $   --
 Issuance of
 common stock in
 connection with
 option plans....        --        --      --       --      31      3        --       --    --     --       --           --
 Repurchase of
 common stock and
 related payment
 on note
 receivable......        --        --      --       --     (29)    (3)       --       --    --     --        6           --
 Net loss and
 comprehensive
 net loss........        --        --      --       --      --     --        --       --    --     --       --           --
                     ------  --------  ------  -------  ------  -----   ------- -------- -----   ----    -----       ------
Balance at
December 29, 1996
(predecessor)....     3,000    29,985   1,200    3,498   3,586    359        --       --    --     --      (44)          --
 Liquidation of
 predecessor
 Series A
 redeemable
 convertible
 preferred,
 common and Class
 1 convertible
 stock...........    (3,000)  (29,985) (1,200)  (3,498) (3,586)  (359)       --       --    --     --       44           --
 Issuance of
 Series A
 convertible
 preferred stock,
 net of issuance
 costs of $618...        --        --      --       --      --     --    14,620   34,382    --     --       --           --
 Issuance of
 common stock in
 connection with
 recapitalization..      --        --      --       --      --     --        --       --     2      1       --           --
 Issuance of
 common stock in
 connection with
 option plans....        --        --      --       --      --     --        --       --   135     18       --           --
 Deferred
 compensation
 related to
 grants of common
 stock options...        --        --      --       --      --     --        --       --    --    331       --         (331)
 Amortization of
 deferred
 compensation....        --        --      --       --      --     --        --       --    --     --       --           12
 Net loss and
 comprehensive
 net loss of
 predecessor
 company for the
 period from
 December 30,
 1996 through
 January 23,
 1997, the date
 of
 recapitalization..      --        --      --       --      --     --        --       --    --     --       --           --
 Net loss and
 comprehensive
 net loss for the
 period from
 January 24, 1997
 through December
 28, 1997........        --        --      --       --      --     --        --       --    --     --       --           --
                     ------  --------  ------  -------  ------  -----   ------- -------- -----   ----    -----       ------
Balance at
December 28,
1997.............        --        --      --       --      --     --    14,620   34,382   137    350       --         (319)
 Issuance of
 Series A
 convertible
 preferred
 stock...........        --        --      --       --      --     --     1,145    2,740    --     --       --           --
 Issuance of
 common stock in
 connection with
 option plans....        --        --      --       --      --     --        --       --   561    124       --           --
 Amortization of
 deferred
 compensation....        --        --      --       --      --     --        --       --    --     --       --           81
 Net income and
 comprehensive
 net income......        --        --      --       --      --     --        --       --    --     --       --           --
                     ------  --------  ------  -------  ------  -----   ------- -------- -----   ----    -----       ------
Balance at
January 2, 1999..        --        --      --       --      --     --    15,765   37,122   698    474       --         (238)
 Issuance of
 common stock in
 connection with
 option plans
 (unaudited).....        --        --      --       --      --     --        --       --   515    115       --           --
 Amortization of
 deferred
 compensation
 (unaudited).....        --        --      --       --      --     --        --       --    --     --       --           41
 Net income and
 comprehensive
 net income
 (unaudited).....        --        --      --       --      --     --        --       --    --     --       --           --
                     ------  --------  ------  -------  ------  -----   ------- -------- -----   ----    -----       ------
Balance at July
3, 1999
(unaudited)......        --  $     --      --  $    --      --  $  --    15,765 $ 37,122 1,213   $589    $  --       $ (197)
                     ======  ========  ======  =======  ======  =====   ======= ======== =====   ====    =====       ======
                                     Total
                     Accumulated Stockholders'
                       Deficit      Equity
                     ----------- -------------
Balance at
December 31, 1995
(predecessor)....     $(12,856)    $ 20,936
 Issuance of
 common stock in
 connection with
 option plans....           --            3
 Repurchase of
 common stock and
 related payment
 on note
 receivable......           --            3
 Net loss and
 comprehensive
 net loss........       (4,967)      (4,967)
                     ----------- -------------
Balance at
December 29, 1996
(predecessor)....      (17,823)      15,975
 Liquidation of
 predecessor
 Series A
 redeemable
 convertible
 preferred,
 common and Class
 1 convertible
 stock...........       18,348      (15,450)
 Issuance of
 Series A
 convertible
 preferred stock,
 net of issuance
 costs of $618...           --       34,382
 Issuance of
 common stock in
 connection with
 recapitalization..         --            1
 Issuance of
 common stock in
 connection with
 option plans....           --           18
 Deferred
 compensation
 related to
 grants of common
 stock options...           --           --
 Amortization of
 deferred
 compensation....           --           12
 Net loss and
 comprehensive
 net loss of
 predecessor
 company for the
 period from
 December 30,
 1996 through
 January 23,
 1997, the date
 of
 recapitalization..       (525)        (525)
 Net loss and
 comprehensive
 net loss for the
 period from
 January 24, 1997
 through December
 28, 1997........      (18,879)     (18,879)
                     ----------- -------------
Balance at
December 28,
1997.............      (18,879)      15,534
 Issuance of
 Series A
 convertible
 preferred
 stock...........           --        2,740
 Issuance of
 common stock in
 connection with
 option plans....           --          124
 Amortization of
 deferred
 compensation....           --           81
 Net income and
 comprehensive
 net income......        6,735        6,735
                     ----------- -------------
Balance at
January 2, 1999..      (12,144)      25,214
 Issuance of
 common stock in
 connection with
 option plans
 (unaudited).....           --          115
 Amortization of
 deferred
 compensation
 (unaudited).....           --           41
 Net income and
 comprehensive
 net income
 (unaudited).....          620          620
                     ----------- -------------
Balance at July
3, 1999
(unaudited)......     $(11,524)    $ 25,990
                     =========== =============

                            See Accompanying Notes

                           HEADWAY TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                       Years Ended              Six Months Ended
                          ------------------------------------- -----------------
                          December 29,  December 28, January 2, June 27,  July 3,
                              1996          1997        1999      1998     1999
                          ------------- ------------ ---------- --------  -------
                          (predecessor)                            (unaudited)
Operating activities
 Net loss of predecessor
  company for the year
  ended December 29,
  1996, and for the
  period from December
  30, 1996 through
  January 23, 1997, the
  date of
  recapitalization,
  respectively..........     $(4,967)     $   (525)   $     --  $     --  $    --
 Net (loss) income for
  the period from
  January 24, 1997
  through December 28,
  1997, for the year
  ended January 2, 1999,
  the six months ended
  June 27, 1998, and
  July 3, 1999,
  respectively..........          --       (18,879)      6,735     6,123      620
 Adjustments to
  reconcile net (loss)
  income to net cash
  provided by (used in)
  operating activities:
  Amortization of
   deferred
   compensation.........          --            12          81        39       41
  Depreciation and
   amortization.........       6,322         9,088      12,311     5,142    8,286
  Loss (gain) on write-
   down and disposal of
   machinery and
   equipment............          41         1,260         (85)      (76)    (115)
  Accrued interest on
   notes payable and
   capital leases.......          --           632         913       460      531
  Acquired in-process
   technology...........          --         6,000          --        --       --
  Forgiveness of notes
   receivable from
   employee.............          --            --         200       150       50
  Forfeiture of
   equipment deposits...          76            --          --        --       --
  Gain on early
   retirement of debt...          --            --        (373)       --       --
  Changes in operating
   assets and
   liabilities:
  Accounts receivable...       2,897        (8,725)      1,727    (6,304)     248
  Inventories...........          46        (3,847)        455    (1,395)    (473)
  Prepaid expenses......          (4)           (6)     (2,005)     (720)   1,544
  Other current assets..          --           (34)       (144)     (198)      27
  Other long-term
   assets...............          --          (400)       (270)     (149)      12
  Accounts payable......        (232)        4,266       5,649     8,359   (4,430)
  Accrued compensation
   and related
   expenses.............         104         1,230         (22)      513      268
  Other accrued
   liabilities..........          27         1,953       1,318     5,617    3,024
  Advance from
   customer.............          --         3,000      (3,000)   (3,000)      --
                             -------      --------    --------  --------  -------
Net cash provided by
 (used in) operating
 activities.............       4,310        (4,975)     23,490    14,561    9,633
                             -------      --------    --------  --------  -------
Investing activities
 Purchases of property
  and equipment.........      (8,766)      (19,508)    (41,568)  (30,768)  (2,762)
 Proceeds from sales of
  machinery and
  equipment.............          42            --         162        91      326
 Investment in joint
  venture...............          --            --          --        --      (64)
                             -------      --------    --------  --------  -------
Net cash used in
 investing activities...      (8,724)      (19,508)    (41,406)  (30,677)  (2,500)
                             -------      --------    --------  --------  -------


                             See Accompanying Notes

                           HEADWAY TECHNOLOGIES, INC.

                                 (in thousands)

                                       Years Ended              Six Months Ended
                          ------------------------------------- -----------------
                          December 29,  December 28, January 2, June 27,  July 3,
                              1996          1997        1999      1998     1999
                          ------------- ------------ ---------- --------  -------
                          (predecessor)                            (unaudited)
Financing activities
 Borrowings under line
  of credit.............          --            --       7,500       --        --
 Proceeds from capital
  leases................          --           537       1,808       --        --
 Proceeds from notes
  payable...............       6,406        24,626       5,618    5,292        --
 Repayment of borrowings
  under line of credit..          --            --          --       --    (4,500)
 Repayment of capital
  leases................          --            --        (595)     (94)     (771)
 Repayment of notes
  payable...............      (2,492)       (4,362)    (10,021)  (3,280)   (4,244)
 Repayments of notes
  receivable from
  officers..............           3            44          --       --        --
 Proceeds from issuance
  of convertible
  preferred stock, net
  of issuance costs.....          --        34,382       2,740    2,740        --
 Proceeds from issuance
  of common stock.......           3            19         124       82       115
 Proceeds from equipment
  lease financings......          --         8,244      12,518    6,186        --
 Payments to retire
  shares of predecessor
  company...............          --       (22,049)         --       --        --
 Transaction costs of
  recapitalization......          --        (1,154)         --       --        --
                             -------      --------    --------  -------   -------
Net cash provided by
 (used in) financing
 activities.............       3,920        40,287      19,692   10,926    (9,400)
                             -------      --------    --------  -------   -------
Net change in cash and
 cash equivalents.......        (494)       15,804       1,776   (5,190)   (2,267)
Cash and cash
 equivalents at
 beginning of period....       7,264         6,770      22,574   22,574    24,350
                             -------      --------    --------  -------   -------
Cash and cash
 equivalents at end of
 period.................     $ 6,770      $ 22,574    $ 24,350  $17,384   $22,083
                             =======      ========    ========  =======   =======
Supplemental
 disclosures:
Cash paid during the
 period for interest....     $ 1,036      $  1,326    $  2,379  $   956   $ 1,445
                             =======      ========    ========  =======   =======
Cash paid during the
 period for income
 taxes..................     $    --      $     --    $  1,608  $   310   $   464
                             =======      ========    ========  =======   =======
Issuance of notes
 payable for equipment..     $    --      $  1,918    $  5,318  $    --   $    --
                             =======      ========    ========  =======   =======
Recognition of deferred
 compensation...........     $    --      $    331    $     --  $    --   $    --
                             =======      ========    ========  =======   =======
Issuance of notes
 payable for
 technologies and
 licenses (including
 issuance of notes
 payable in connection
 with previously accrued
 liabilities)...........     $    --      $     --    $     --  $    --   $13,327
                             =======      ========    ========  =======   =======


                             See Accompanying Notes

                           HEADWAY TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (Information as of July 3, 1999 and for the six months ended
                  June 27, 1998 and July 3, 1999 is unaudited)

1. The Company and Summary of Significant Accounting Policies

 The Company

  The accompanying consolidated financial statements include the accounts of Headway Technologies, Inc. (a Delaware corporation) and its wholly-owned subsidiaries (the "Company"). The Company designs, manufactures and sells recording head products to the computer hard disk drive industry.

  On January 23, 1997, the shareholders of Headway Technologies, Inc. (the "Predecessor Company") approved a recapitalization of the Company (the "Recapitalization"). None of the shareholders in the Predecessor Company were stockholders in the Company after the Recapitalization and accordingly, the Recapitalization has been accounted for under the purchase method of accounting as of the closing date. Effective with the Recapitalization, the Predecessor Company became a wholly-owned subsidiary of the Company. There are no other operating activities of the Company. All of the Predecessor Company's outstanding and unexercised stock options were canceled at the date of the Recapitalization.

  The 1996 financial statements include the accounts of the Predecessor Company and the 1997 and 1998 consolidated financial statements include the accounts of the Company. All intercompany transactions have been eliminated in consolidation. The results of operations of the Predecessor Company for the period from December 30, 1996 through the date of the Recapitalization, net revenues of $855,000 and a net loss of approximately $525,000, are included in the 1997 consolidated statement of operations of the Company.

  The purchase price totaled approximately $23.2 million, including transaction-related costs amounting to approximately $1.2 million and a cash payment to the Predecessor Company's shareholders of approximately $22.0 million. The purchase price, including transaction costs, was allocated to the assets and liabilities of the Predecessor Company based on their relative fair values.

  The Company allocated the purchase price as follows (in thousands):

                                                                  Allocation of
                             Description                          Purchase Price
                             -----------                          --------------
     Predecessor Company net tangible assets.....................    $15,493
     In-process technology.......................................      6,000
     Assembled workforce.........................................        910
     Developed technology........................................        700
     Goodwill....................................................        100
                                                                     -------
                                                                     $23,203
                                                                     =======

  Values assigned to in-process and developed technology were generally determined through established valuation techniques in the information storage industry using the income approach. To determine the value of in-process and developed technologies, the Company considered, among other factors, the nature of each project; the classification into developed or in-process technology; the state of development of each project; the relative importance of each project to the Company's success; the time and cost needed to complete each project; expected income; and associated risks which included the inherent difficulties and uncertainties in completing the projects. The Company also considered the inherent risks related to the viability of, and potential changes to, future target markets.

                           HEADWAY TECHNOLOGIES, INC.

  To determine the value of the in-process and developed technology, the expected future cash flows of each technology project were discounted to their present value. The rates utilized to discount the future cash flows to their present value were based on the Company's weighted-average cost of capital and considered risks related to the characteristics and applications of each product/technology, existing and future markets, and assessments of the life cycle stage of the product/technology. The sum of these present values is considered to be the fair value of each subject project. Discount rates of 27.5% and 30.0% were used for valuing the developed and in-process technologies, respectively, and are intended to be commensurate with the Company's corporate maturity and the uncertainties in the economic estimates described above. Based on the analysis, the Company capitalized $700,000 of existing technologies that had reached technological feasibility as developed technology. The in-process technologies had no alternative future use, and as such the $6,000,000 value attributed to the in-process technologies was charged to operations in the year ended December 28, 1997.

  Values assigned to assembled work force were generally determined through established valuation techniques in the information storage industry using the cost approach with consideration to number of employees, acquisition costs, and tax consequences. Based on the analysis, the assembled work force was assigned a value of $910,000 which was capitalized.

  The developed technology, assembled workforce and goodwill are being amortized over periods of one to three years. The amortization of assembled workforce and goodwill is included in research and development expense. The amortization of developed technology is included in cost of sales. Accumulated amortization of assembled workforce, developed technology and goodwill totaled $872,000, $700,000 and $64,000, respectively, at January 2, 1999 ($910,000,
$700,000, and $81,000 at July 3, 1999, respectively).

  The estimates used by the Company in valuing in-process technologies were based on assumptions the Company believes to be reasonable but which are inherently uncertain and unpredictable. The Company's assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from projected results. Any such variance may result in a material adverse effect on the financial condition and results of operations of the Company.

  The Predecessor Company was founded and financed by Hewlett Packard Co. ("HP"), Komag, Inc. ("Komag"), Asahi Glass America, Inc. ("Asahi Glass"), and Asahi Komag Co., Ltd. ("AKCL"). Prior to 1997, the Company sold wafer products primarily to HP and transferred technology rights to a third party.

 Dependence on Limited Suppliers

  Certain components necessary for the manufacture of the Company's products are obtained from a single supplier or a limited group of preferred suppliers. The Company does not maintain any long-term agreements with any of its component suppliers. There can be no assurance these single or limited source suppliers will be able to meet the Company's requirements on a timely basis or on acceptable terms. If a component supplier raises its prices, there can be no assurance the Company will be able to obtain substitute suppliers at acceptable costs or be able to pass these increased costs along to its customers. In addition, the Company's component suppliers must be qualified with the Company's customers and, depending on the supplier, the qualification process for a replacement supplier may be lengthy.

 Fiscal Period

  The Company operates on a 52- or 53-week fiscal year. The fiscal years ended December 29, 1996 and December 28, 1997 each contain 52 weeks. The fiscal year ended January 2, 1999 contains 53 weeks.

                           HEADWAY TECHNOLOGIES, INC.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and such differences could be material to the financial statements.

 Interim Financial Information

  The interim financial information as of July 3, 1999 and for the six month periods ended June 27, 1998 and July 3, 1999 is unaudited but includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its consolidated financial position at that date and its consolidated results of operations and cash flows for those periods. Operating results for the six months ended July 3, 1999 are not necessarily indicative of results that may be expected for any future periods.

 Cash and Cash Equivalents

  Cash equivalents are highly liquid investments with insignificant interest rate risk and maturities of three months or less at their acquisition date and are stated at amounts that approximate fair value, based on quoted market prices. Cash equivalents consist principally of investments in money market accounts with financial institutions. The fair value of these investments approximates their cost.

 Inventories

  Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual cost on a first-in, first-out basis).

 Property and Equipment

  Purchased property and equipment is recorded at cost. Property and equipment acquired in connection with the Recapitalization was recorded at the net book value of the Predecessor Company which approximated its fair value. Property and equipment is being depreciated on the straight-line method over estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the shorter of the term of the lease or their estimated useful lives.

 Intangible Assets

  Intangible assets consist primarily of patent licenses acquired from third parties and are being amortized on a straight line basis from the dates of acquisition, generally over eight years. In addition, intangibles assets, which resulted from the Recapitalization (see Note 1), include developed technologies, assembled workforce and goodwill which are being amortized on a straight line basis over periods of one to three years.

 Revenue Recognition

  Revenue from product sales is recognized upon shipment. Technology transfer fees are recognized as revenue upon the achievement of stipulated milestones and recognized royalties based on Seagate sales as reported by Seagate to us.

                           HEADWAY TECHNOLOGIES, INC.

 Concentrations of Credit Risk

  The Company sells products primarily to customers located in the United States and Asia. The Company performs ongoing credit evaluations and generally does not require collateral. Sales to a foreign corporation in China and its U.S. subsidiaries represented 0%, 11%, 6%, and 5% of the Company's total revenue in 1996, 1997, 1998, and six months ended July 3, 1999, respectively. Sales to a foreign corporation in Japan and its U.S. subsidiaries represented 1%, 28%, 67% and 46% of the Company's total revenue in 1996, 1997, 1998 and the six months ended July 3, 1999, respectively. As of December 28, 1997, January 2, 1999 and July 3, 1999, accounts receivable from these foreign corporations represented 71%, 67% and 77% of the total accounts receivable, respectively.

  Two customers represented 78% and 21% of the Company's total revenue in 1996, three customers accounted for 11%, 28% and 57% of the Company's total revenue in 1997, two customers accounted for 27% and 67% of the Company's total revenue in 1998 and two customers accounted for 49% and 46% of the Company's total revenue for the six months ended July 3, 1999. Accounts receivable from three customers represented 94% of the total accounts receivable at December 28, 1997 and two customers represented 97% and 94% of the total accounts receivable at January 2, 1999 and July 3, 1999, respectively.

  Our long-term success depends on the broad market adoption of the Company's products, particularly the Company's recently introduced GMR products. To date, almost all of the Company's revenues have been generated through the sale of our DSMR products. The Company does not expect sales of our DSMR products to be significant after the first half of 2000.

 Research and Development

  Research and development costs are expensed as incurred.

 Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of

  Financial Accounting Standards Board Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, prescribes the accounting for the impairment of long-lived assets, such as property, plant and equipment and intangible assets, as well as the accounting for long-lived assets that are held for disposal.

  The Company reviews property, plant and equipment and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of its carrying amount to the future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the present value of the future net cash flows.

  During 1997, the Company recorded a charge of $1,253,000 relating to the write-off of certain leasehold improvements resulting from the decision to coordinate research and development facilities into existing space. This amount was included in research and development expenses in the consolidated statement of operations for 1997.

 Stock-Based Compensation

  The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and in 1996 adopted the disclosure-only

                           HEADWAY TECHNOLOGIES, INC.

alternative described in Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation ("FAS 123") and provides pro forma disclosures of net income (loss) per share as if the fair value method prescribed by FAS 123 had been applied in measuring employee compensation expense.

 Income Taxes

  The Company accounts for income taxes in accordance with Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes ("FAS 109"), which requires the use of the liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rules and laws that are expected to be in effect when the differences are expected to reverse.

 Net (Loss) Income Per Share

  The Company adopted Financial Accounting Standards Board Statement No. 128, Earnings Per Share ("FAS 128") during the year ended December 27, 1997. FAS 128 replaced the calculation of primary and fully diluted net income (loss) per share with basic and diluted net income (loss) per share. In accordance with FAS 128, basic net income (loss) per share excludes dilutive potential common stock and is calculated as net income (loss) divided by the weighted-average number of common shares outstanding. Diluted net income (loss) per share is computed using the weighted-average number of common shares outstanding and dilutive potential common stock outstanding during the period. Dilutive potential common stock from stock options and warrants (using the treasury stock method) and the conversion of preferred shares (using the if-converted method) are excluded from the calculation of net loss per share in 1996 and 1997 as their effect was antidilutive.

  Unaudited pro forma basic net income per share for the year ended January 2, 1999 and for the six months ended June 27, 1998 and July 3, 1999 have been calculated based on net income applicable to common shares and assuming conversion of preferred shares upon the completion of the Company's initial public offering, using the if-converted method. Pro forma income per share information for the years ended December 29, 1999 and December 28, 1999 has not been separately presented as the impact of the assumed conversion of the preferred stock would be antidilutive.

  Net loss per share for the year ended December 29, 1996 was calculated using the Predecessor Company's capital structure for the year ended December 29, 1996. The basic and diluted net loss per share for the one month period from December 29, 1996 through the date of the Recapitalization, assuming the Predecessor Company's capital structure, was $(0.15).

                           HEADWAY TECHNOLOGIES, INC.

  The calculation of basic, diluted, pro forma basic and pro forma diluted net income (loss) per share is as follows (in thousands, except per share data):

                                     Years Ended              Six Months Ended
                         ------------------------------------ ----------------
                         December 29, December 28, January 2, June 27, July 3,
                             1996         1997        1999      1998    1999
                         ------------ ------------ ---------- -------- -------
                                                                (unaudited)
Numerator:
  (Loss) income before
   extraordinary item..    $(4,967)     $(19,404)   $ 6,429   $ 6,123  $   620
  Extraordinary item...         --            --        306        --       --
                           -------      --------    -------   -------  -------
Net (loss) income......    $(4,967)     $(19,404)   $ 6,735   $ 6,123  $   620
                           =======      ========    =======   =======  =======
Historical:
  Denominator:
   Denominator for
    basic net (loss)
    income per share:
     Weighted-average
      shares
      outstanding......      3,593            44        545       428      913
Effect of dilutive
 securities:
  Employee stock
   options.............         --            --      4,024     4,073    3,615
  Warrants.............         --            --        456       449      424
  Convertible preferred
   stock...............         --            --     15,548    15,326   15,765
                           -------      --------    -------   -------  -------
Dilutive potential
 common shares.........         --            --     20,028    19,848   19,804
                           -------      --------    -------   -------  -------
Denominator for diluted
 net (loss) income per
 share.................      3,593            44     20,573    20,276   20,717
                           =======      ========    =======   =======  =======
Basic net (loss) income
 per share before
 extraordinary item....    $ (1.38)     $(441.00)   $ 11.80   $ 14.31  $  0.68
Extraordinary item per
 share, net of income
 taxes.................         --            --       0.56        --       --
                           -------      --------    -------   -------  -------
Basic net (loss) income
 per share.............    $ (1.38)     $(441.00)   $ 12.36   $ 14.31  $  0.68
                           =======      ========    =======   =======  =======
Diluted net (loss)
 income per share
 before extraordinary
 item..................    $ (1.38)     $(441.00)   $  0.31   $  0.30  $  0.03
Extraordinary item per
 share, net of income
 taxes.................         --            --       0.02        --       --
                           -------      --------    -------   -------  -------
Diluted net (loss)
 income per share......    $ (1.38)     $(441.00)   $  0.33   $  0.30  $  0.03
                           =======      ========    =======   =======  =======
Pro forma:
  Denominator:
   Shares used in
    computing pro forma
    basic net income
    per share..........                              16,093    15,754   16,677
                                                    =======   =======  =======
   Shares used in
    computing pro forma
    diluted net income
    per share..........                              20,573    20,276   20,717
                                                    =======   =======  =======
Pro forma basic net
 income before
 extraordinary item per
 share.................                             $  0.40   $  0.39  $  0.04
Pro forma extraordinary
 item per share, net of
 income taxes..........                             $  0.02   $    --  $    --
                                                    -------   -------  -------
Pro forma basic net
 income per share......                             $  0.42   $  0.39  $  0.04
                                                    =======   =======  =======
Pro forma diluted net
 income before
 extraordinary item per
 share.................                             $  0.31   $  0.30  $  0.03
Pro forma extraordinary
 item per share, net of
 income taxes..........                             $  0.02   $    --  $    --
                                                    -------   -------  -------
Pro forma diluted net
 income per share......                             $  0.33   $  0.30  $  0.03
                                                    =======   =======  =======

                           HEADWAY TECHNOLOGIES, INC.

 Comprehensive Income

  Effective December 30, 1997, the Company adopted Financial Accounting Standards Board Statement No. 130, Reporting of Comprehensive Income ("FAS 130"). FAS 130 requires the reporting of comprehensive income and its components, and requires foreign currency translation adjustments and unrealized gains or losses on available-for-sale investments to be included in other comprehensive income. The Company does not have any material components of other comprehensive income.

 Recent Pronouncements

  In June 1997, the Financial Accounting Standards Board Statement No. 131, Disclosures about Segments of an Enterprise and Related Information ("FAS 131"), was issued. FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements. Under FAS 131, operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. FAS 131 is effective for financial statements for periods beginning after December 15, 1997, and restatement of comparative information for earlier years is required. Based upon the criteria of FAS 131, the Company has a single operating segment, which provides recording heads to the computer hard disk drive industry. Geographic information for revenues is provided in Note 1 to the consolidated financial statements.

  In June 1998, the Financial Accounting Standards Board Statement No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, was issued. FAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. FAS 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. The Company currently does not hold any derivative instruments that will be affected by the adoption of FAS 133.

 Reclassification

  Certain 1998, 1997, and 1996 amounts have been reclassified to conform with July 3, 1999 unaudited presentation.

2. Inventories

  Inventories consist of the following (in thousands):

                                             December 28, January 2,   July 3,
                                                 1997        1999       1999
                                             ------------ ---------- -----------
                                                                     (unaudited)
   Raw materials............................    $1,771      $1,800     $1,865
   Work-in-process..........................     3,311       2,827      3,235
                                                ------      ------     ------
                                                $5,082      $4,627     $5,100
                                                ======      ======     ======

                           HEADWAY TECHNOLOGIES, INC.

3. Related-Party Transactions

  Sales to HP comprised 78% of total revenues for 1996. There were no accounts receivable from HP at December 31, 1996. The Company made purchases from HP totaling $131,000 for 1996. HP was not a related party in either 1997 or 1998. The Company made purchases totaling $2.6 million for the six months ended July 3, 1999 from an entity in which the Company acquired an approximately 50% interest in January 1999 (see Note 12).

  The Company leased one of its facilities from Komag under a noncancelable operating lease during 1996. The 1996 rent expense under this lease was $268,000. The lease agreement also required the Company to reimburse Komag for the cost of utilities and other facility services; such amounts totaled $708,000 for 1996. Komag was not a related party in either 1997 or 1998.

  The Company also reimbursed Komag and AKCL for other expenses that totaled $105,000 for 1996. Such expenses consisted primarily of payroll costs incurred by Komag, AKCL and their subsidiaries on behalf of the Company. ACKL was not a related party in either 1997 or 1998.

  The Company paid $66,000 of fees during 1996 to AKCL and HP for guarantees of notes payable to a financial institution.

  The Company issued notes payable to two stockholders during 1997. The current interest rates on these notes are 7.5% and 8.5%. The balance outstanding under these notes was $11.2 million, $11.3 million, and $11.0 million at December 28, 1997, January 2, 1999, and July 3, 1999, respectively.

  The Company paid $1.4 million for investment banking services to an affiliate of a stockholder of the Company in connection with the Recapitalization.

4. Technology Transfers and Royalties

  The Company transferred technology to a third-party and received nonrefundable payments totaling $1.5 million, $2.0 million, and $1.75 million in 1996, 1997, and 1998, respectively. All amounts were recorded as revenue. During the first six months of 1999, the Company earned royalty revenue of $2.1 million from this third party from sales of products incorporating the technology.

5. Revolving Line of Credit

  In December 1997, the Company entered into a $10 million revolving line of credit agreement with a bank which was renewed in August 1998. The amount of the line of credit was increased to $15 million from $10 million and expires on August 31, 1999. There were no amounts outstanding under the line of credit at December 28, 1997. As of January 2, 1999 and July 3, 1999, the outstanding balance under the line of credit was $7.5 million and $3.0 million, respectively. Borrowings under the line of credit bear interest at either the bank's prime rate or the bank's prime rate plus 0.25%, depending on the borrowing base utilized by the Company. At January 2, 1999, the Company's borrowing base was $15 million and the interest rate was 8.00% ($15 million and 8.25%, respectively, at July 3, 1999). The line of credit is secured by substantially all of the Company's assets excluding intellectual property and contains certain financial and nonfinancial covenants.

                           HEADWAY TECHNOLOGIES, INC.

6. Notes Payable

  Notes payable, which, except for notes payable to customers, are collateralized by substantially all of the assets of the Company, consist of the following (in thousands):

                                            December 28, January 2,   July 3,
                                                1997        1999       1999
                                            ------------ ---------- -----------
                                                                    (unaudited)
Promissory note payable to a financial
 institution due in monthly principal and
 interest installments of $92 through July
 2000, interest rate of 7.59%.............    $ 2,583     $ 1,643     $ 1,145
Promissory note payable to a financial
 institution due in monthly principal and
 interest installments of $57 through
 October 2000, interest rate of 7.39%.....      1,740       1,167         864
Promissory note payable to a financial
 institution due in monthly principal and
 interest installments of $53 through
 October 2000, interest rate of 7.38%.....      1,631       1,094         810
Promissory note payable to a financial
 institution due in monthly principal and
 interest installments of $50 through
 January 2001, interest rate of 6.92%.....      1,675       1,170         904
Promissory note payable to a financial
 institution due in monthly principal and
 interest installments of $78 through June
 2001, interest rate of 7.91%.............      2,854       2,117       1,727
Promissory note payable to a financial
 institution due in monthly principal and
 interest installments of $193 through
 December 2000 and terminal payment of
 $1,074 due on February 2001, interest
 rate of 13.62%...........................      6,325       4,805       3,962
Promissory note payable to Komag, due upon
 the earlier of completion of a qualified
 initial public offering of the Company's
 common stock or the earlier of February
 2001 or termination of the Company's
 sublease agreement, interest rate of
 7.00%....................................      1,380       1,380       1,380
Promissory notes payable to shareholders
 and various customers due in quarterly
 installments beginning September 1998 or
 accelerated based on qualified product
 sales by the Company to these customers
 through June 2000, interest rate of
 5.00%....................................     18,164          --          --
Promissory note payable to a
 shareholder/customer due in quarterly
 installments beginning October 1998 or
 accelerated based on qualified product
 sales by the Company to the customer
 through June 2000 due at the option of
 the holder upon the completion of a
 qualified initial public offering of the
 Company's common stock, interest rate of
 8.50%....................................         --       7,445       7,444
Promissory note payable to a shareholder
 due in quarterly installments beginning
 October 1998 through June 2000 or
 accelerated based on qualified product
 sales by the Company to the customer
 through June 2000 or due at the option of
 the holder upon the completion of a
 qualified initial public offering of the
 Company's common stock, interest rate of
 7.50%....................................         --       3,924       3,569
Promissory note payable to customer due in
 quarterly installments beginning October
 1998 through June 2000, interest rate of
 5.00%....................................         --       2,635       2,388
Promissory note payable to a financial
 institution due in monthly principal and
 interest installments of $65 through June
 2002 and terminal payment of $255 due in
 July 2002, interest rate of 13.425%......         --       2,311       2,072
Promissory note payable to a financial
 institution due in monthly principal and
 interest installments of $69 through June
 2002 and terminal payment of $274 due in
 July 2002, interest rate of 13.312%......         --       2,489       2,232
Promissory note payable to a financial
 institution due in monthly principal and
 interest installments of $8 through
 September 2002 and terminal payment of
 $33 due in October 2002, interest rate of
 13.04%...................................         --         309         279
Promissory note payable to third parties
 due in annual installments beginning in
 July 1999 through December 2002, interest
 rate of 7.50%............................         --          --      13,327
                                              -------     -------     -------
                                               36,352      32,489      42,103
Less amounts due within one year..........     14,366      15,092      23,193
                                              -------     -------     -------
                                              $21,986     $17,397     $18,910
                                              =======     =======     =======

                           HEADWAY TECHNOLOGIES, INC.

  Payments on notes payable are due as follows (in thousands):

                                                          January 2,   July 3,
                                                             1999       1999
                                                          ---------- -----------
                                                                     (unaudited)
     1999 (remaining six months at July 3, 1999).........  $15,092     $13,080
     2000................................................   13,061      15,260
     2001................................................    2,976       6,176
     2002................................................    1,360      10,060
                                                           -------     -------
       Total.............................................  $32,489     $44,576
                                                           =======     =======

  Promissory notes payable to shareholders are subordinate to all other notes payable, capital leases and the revolving line of credit.

  The Company renegotiated the terms of two of the four promissory notes payable to customers during 1998. The repayment terms of one of the renegotiated notes is based on quarterly payments as compared to the prior agreements, which also provided for repayments based upon product sales to the customer; the other is based only on quarterly payments.

  In July 1988, the Company recognized an extraordinary gain of $306,000, net of income taxes of $67,000, as a result of the early retirement of $3.1 million of an outstanding promissory note payable to a customer.

  The fair value of the Company's fixed-rate notes payable is estimated using a discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value at July 3, 1999 was estimated to be $41.1 million using an incremental borrowing rate of 10.5%.

  During 1996, 1997 and 1998, a portion of the promissory notes payable to financial institutions was guaranteed by AKCL and HP. During 1997, the Company signed a reimbursement agreement under which, if AKCL or HP incurred any expenses under the guarantees, the Company would reimburse AKCL and HP. The proceeds from the promissory notes payable were used to purchase manufacturing equipment which is pledged as collateral under the agreements.

  Certain of the Company's debt obligations limit the payment of dividends.

                           HEADWAY TECHNOLOGIES, INC.

7. Commitments and Contingencies

 Lease Obligations

  The Company enters into various noncancelable operating and capital leases for its facilities and sale and leaseback transactions to finance purchases of property and equipment. The future minimum lease commitments having terms in excess of one year as of January 2, 1999 are as follows (in thousands):

                                                              Operating Capital
                                                               Leases   Leases
                                                              --------- -------
   1999......................................................  $12,337  $ 2,336
   2000......................................................   12,009    2,320
   2001......................................................   11,991    2,134
   2002......................................................    7,873    2,069
   2003......................................................    3,794       --
                                                               -------  -------
   Total minimum lease payments..............................  $48,004    8,859
                                                               =======
   Less amounts representing interest........................            (1,791)
                                                                        -------
   Present value of minimum capital lease obligations........             7,068
   Less current portion......................................            (1,586)
                                                                        -------
   Noncurrent portion........................................           $ 5,482
                                                                        =======

  Periodically, the Company will purchase or make advance deposits toward the purchase of machinery and equipment; and within one to three months enter into leasing arrangements to finance these assets. These leasing arrangements result in the reimbursement of the amounts initially paid by the Company and do not result in any gains or losses. Such reimbursements have been reflected in the statement of cash flows as proceeds from equipment lease financings.

  Machinery and equipment include amounts from assets acquired under capital leases of $537,000 at December 28, 1997, $7,664,000 at January 2, 1999, and
July 3, 1999. Accumulated amortization of these assets was $15,000, $654,000, and $1,179,000 at December 28, 1997, January 2, 1999, and July 3, 1999,
respectively.

  Rent expense was $453,000, $1,100,000, $7,788,000, and $6,492,000 in 1996,
1997, 1998, and the six months ended July 3, 1999, respectively.

  At July 3, 1999, the Company had outstanding commitments to purchase machinery and equipment totaling approximately $9.4 million. Subsequent to July 3, 1999, the Company entered into commitments to purchase additional machinery and equipment totaling approximately $0.8 million.

  Future minimum rentals have not been reduced by minimum sublease rentals of $401,000 due in the future under noncancellable subleases. The Company subleases office space to a vendor. Rental income under this sublease was $128,000 and $192,000 for 1998 and the six months ended 1999, respectively.

8. Stockholders' Equity

 Common Stock

  Common stock has been issued to current and former employees as a result of the exercise of option agreements. The common shares are generally subject to certain restrictions, including the right of first refusal by the Company for the sale or transfer of these shares to an outside party. As part of the Recapitalization, the Predecessor Company repurchased all outstanding common shares.

                           HEADWAY TECHNOLOGIES, INC.

Class 1 Convertible Stock and Series A Redeemable Convertible Preferred Stock

  Under terms of the Predecessor Company's Series A Redeemable Convertible Preferred Stock, HP and AKCL purchased 1,500,000 shares each of Series A Redeemable Convertible Preferred Stock at $10 per share. The purchase of these shares was contingent upon achieving certain technical and product performance milestones. As of December 31, 1995, the Company had achieved the milestones, and a total of 3,000,000 shares of Series A Redeemable Convertible Preferred Stock was issued. HP and AKCL also agreed to loan the Company up to a total of $15 million each to fund the Company's operations. No such loans were made in 1996 or in 1997. However, in lieu of providing loans to the Company, HP and AKCL agreed to guarantee certain third-party loans made to the Company.

  In September 1994, Komag and AKCL were issued 1,200,000 shares of Class 1 Convertible Stock. The holders of Class 1 Convertible Stock had limited voting rights. The holders of Series A Redeemable Convertible Preferred Stock (on an as-if-converted basis) had the same voting rights as holders of common stock.

  Holders of Class 1 Convertible Stock and Series A Redeemable Convertible Preferred Stock were entitled to receive annual preferential dividends at the rate of $1.00 per share, as declared by the Board of Directors, prior to the payment of dividends to holders of the common stock. Such dividends were noncumulative. No dividends had been declared as of the date of the Recapitalization.

  Class 1 Convertible Stock was not redeemable. Series A Redeemable Convertible Preferred Stock was redeemable upon the request of a majority of stockholders after September 2000. The redemption price for Series A Redeemable Convertible Preferred Stock was $10.00 per share, plus any declared but unpaid dividends.

  In connection with the Recapitalization, the aforementioned Common Stock, Class 1 Convertible Stock and Series A Redeemable Convertible Preferred Stock were canceled. Each holder of Common and Class 1 Convertible Stock of the Predecessor Company received cash proceeds of $0.10 per share, and each holder of Series A Redeemable Convertible Preferred Stock received cash proceeds of $7.19 per share for total proceeds of approximately $22.0 million.

  The Company's newly issued Series A Convertible Preferred Stock has certain rights and privileges. The holders of Series A Convertible Preferred Stock are entitled to receive noncumulative dividends equal to $0.19 per annum, when and if declared by the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of Series A Convertible Preferred Stock are entitled to receive a liquidation preference of $2.39 per share plus declared but unpaid dividends, and share, on an as-if converted basis with the holders of common stock, until an additional $9.56 per share has been distributed. In addition, each share of Series A Convertible Preferred Stock is convertible into one share of common stock, initially at a conversion price per share of $2.39, at the option of the holder or automatically in the event of an Initial Public Offering involving an aggregate offering price of not less than $15 million at a per share offering price of $7.00 per share or more, subject to anti-dilution adjustments. The newly issued Series A convertible preferred stock is not redeemable.

  In March 1998, the Company completed a financing pursuant to which the Company received approximately $2,740,000 in gross cash proceeds in exchange for 1,144,535 shares of its Series A Convertible Preferred Stock.

                           HEADWAY TECHNOLOGIES, INC.

Warrants

  In February 1997, in connection with the Recapitalization, the Company granted a related party a warrant to purchase 389,918 shares of the Company's common stock at an exercise price of $0.10 per share. The warrant expires on February 4, 2002. In July 1997, in connection with a financing arrangement, the Company granted to a financing company a warrant to purchase 179,816 shares of the Company's common stock at an exercise price equal to $2.39 per share. The warrant expires on March 31, 2003. The value of these warrants at their respective grant dates was immaterial.

Stock Options

  In October 1994, the Predecessor Company adopted the 1994 Stock Option/Stock Issuance Plan (the "Predecessor Plan"), which provided for incentive stock options, as defined by the Internal Revenue Code, to be granted to employees, at an exercise price not less than 100% of the fair value at the grant date as determined by the Board of Directors. The Predecessor Plan also provided for nonqualified stock options to be issued to nonemployee officers, directors and consultants at an exercise price of not less than 85% of the fair value at the grant date. All options granted under the Predecessor Plan were canceled in connection with the Recapitalization.

  In conjunction with the Recapitalization in January 1997, the Company adopted the Headway Technologies, Inc. 1997 Stock Option Plan (the "Plan"), which provides for incentive stock options, as defined by the Internal Revenue Code, to be granted to employees, at an exercise price not less than 100% of the fair value at the grant date as determined by the Board of Directors. The Plan also provides for nonqualified stock options to be issued to nonemployee officers, directors and consultants at an exercise price of not less than 85% of the fair value at the grant date.

  The options are exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria, and restrictions as determined by the Board of Directors, within certain limitations, including a term of 10 years. Generally, granted options vest ratably over 48 months; however, the Company has issued fully vested options and options with 12 and 48 month vesting periods. Common shares purchased under the Plan are subject to certain restrictions including the right of refusal by the Company for the sale or transfer of shares to outside parties. As of January 2, 1999, 9,480,000 shares of common stock were reserved for issance under the Plan.

  Certain options under the Plan are immediately exercisable; however, shares issued are subject to repurchase rights which lapse in a series of installments measured from the vesting commencement date of the option. Unvested stock is subject to repurchase agreements whereby the Company has the option to repurchase unvested shares upon termination of employment at the original issue price. As of January 2, 1999, there are no shares of outstanding common stock which are subject to repurchase.

  In December 1998, the Board of Directors approved a stock option repricing program pursuant to which employees of the Company (excluding certain executive officers) could elect to exchange or amend their then outstanding employee stock options for new employee stock options having an exercise price of $2.25 per share (equal to the then fair market value). A total of 1,215,020 options with exercise prices ranging from $2.40 to $6.50 per share were exchanged or amended under the program.

                           HEADWAY TECHNOLOGIES, INC.

  A summary of option activity under the Predecessor Plan and the Plan is as follows:

                                                  Number of   Weighted-Average
                                                    Shares     Exercise Price
                                                  ----------  ----------------
   Balance at December 31, 1995..................  1,048,817       $0.23
     Options granted.............................    350,200        0.80
     Options canceled............................   (197,566)       0.80
     Options exercised...........................    (31,151)       0.80
                                                  ----------       -----
   Balance at December 29, 1996..................  1,170,300        0.29
     Options canceled in connection with the
      Recapitalization........................... (1,170,300)       0.29
     Options granted.............................  6,189,435        0.56
     Options canceled............................   (538,559)       0.31
     Options exercised...........................   (135,428)       0.14
                                                  ----------       -----
   Balance at December 28, 1997..................  5,515,448        0.60
     Options granted.............................  2,548,905        4.15
     Options canceled............................ (1,635,166)       4.86
     Options exercised...........................   (560,668)       0.22
                                                  ----------       -----
   Balance at January 2, 1999....................  5,868,519        0.99
     Options granted (unaudited).................    159,950        3.54
     Options canceled (unaudited)................   (208,468)       0.22
     Options exercised (unaudited)...............   (515,048)       0.74
                                                  ----------       -----
   Balance at July 3, 1999 (unaudited)...........  5,304,953       $1.15
                                                  ==========       =====

  The following table summarizes information about options outstanding at January 2, 1999:

                         Options Outstanding             Options Exercisable
                  -------------------------------------  ----------------------
                                Average      Weighted-               Weighted-
                               Remaining      Average                 Average
   Exercise                   Contractual    Exercise                Exercise
   Price           Shares     Life (Years)     Price      Shares       Price
   --------       ---------   -----------    ---------   ---------   ---------
   $       0.10   1,067,008       8.1          $0.10       698,975     $0.10
           0.33   1,824,967       8.3           0.33       837,376      0.33
           1.16   1,353,381       8.5           1.16       477,502      1.16
           1.61     105,823       8.8           1.61        32,179      1.61
           2.00     255,570       9.0           2.00        68,088      2.00
           2.25   1,241,770       9.8           2.25        17,850      2.25
           2.40      20,000       9.1           2.40            --        --
   ------------   ---------       ---          -----     ---------     -----
   $ 0.10-$2.40   5,868,519       8.6          $0.99     2,131,970     $0.53
   ============   =========       ===          =====     =========     =====

  As of December 29, 1996, December 28, 1996, and July 3, 1999, options exercisable totaled 246,552, 1,152,729, and 2,373,463, respectively, and the weighted-average exercise price was $0.21, $0.46, and $0.81, respectively.

                           HEADWAY TECHNOLOGIES, INC.

  At January 2, 1999 and July 3, 1999, the Company has reserved shares of capital stock for future issuances as follows:

                                                            Common Shares
                                                     ---------------------------
                                                                       July 3,
                                                     January 2, 1999    1999
                                                     --------------- -----------
                                                                     (unaudited)
   Convertible preferred shares.....................   15,764,535    15,764,535
   Stock options outstanding........................    5,868,519     5,304,953
   Stock options available for grant................    2,915,390     2,963,903
   Warrants.........................................      569,734       569,734
                                                       ----------    ----------
                                                       25,118,178    24,603,125
                                                       ==========    ==========

  For purposes of pro forma disclosures required by FAS 123, the estimated fair value of the options is amortized to expense over the options' vesting period. Pro forma net (loss) income has been determined using the minimum value method. The minimum value method calculates the fair value of options as the excess of the estimated fair value of the underlying stock at the date of grant over the present value of both the exercise price and the expected dividend payments, each discounted at the risk-free rate, over the expected life of the option. In determining the estimated fair value of granted stock options under the minimum value method, the risk-free interest rate was assumed to be 6%, the dividend yield was estimated to be 0% and the expected life was assumed to be between 3 and 5 years. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the minimum value method and other methods prescribed by FAS 123 do not necessarily provide a single measure of the fair value of its stock options. The Company's information follows (in thousands):

                                                                  Six Months
                                         Years Ended                 Ended
                             ------------------------------------ -----------
                             December 29, December 28, January 2,   July 3,
                                 1996         1997        1999       1999
                             ------------ ------------ ---------- -----------
                                                                  (unaudited)
   Net (loss) income--as
    reported................   $(4,967)     $(19,404)    $6,735      $911
   Net (loss) income--as
    adjusted................   $(4,998)     $(19,534)    $5,985      $803

  The weighted-average fair value of options granted during 1996, 1997, 1998, and the six months ended 1999 was $0.21, $0.13, $0.48, and $0.92, respectively.

 Deferred Compensation

  The Company recorded deferred compensation expense of $331,000 during 1997 for the difference between the exercise or purchase price and the deemed fair value of certain of the Company's stock options granted and stock issued under stock purchase agreements. These amounts are being amortized by charges to operations over the vesting periods of the individual stock options and stock purchase agreements, which are generally four years.

Notes Receivable from Officers

  Notes receivable from officers outstanding at December 29, 1996, resulting from the purchase of common stock, were paid in connection with the Recapitalization. During 1996, the notes earned interest at 6%, payable annually, and were secured by the shares issued.

  In December 1997, the Company loaned an officer $400,000. The note is being forgiven in equal installments on January 1 of each of the subsequent four years for as long as the officer continues employment with the Company.

                           HEADWAY TECHNOLOGIES, INC.

9. Income Taxes

  The provision for income taxes for the year ended January 2, 1999 consists of the following (in thousands):

   Current provision for income taxes:
     Federal............................................................ $1,195
     State..............................................................    280
                                                                         ------
   Provision for income taxes........................................... $1,475
                                                                         ======

  An additional income tax expense of approximately $67,000 was allocated to the extraordinary gain related to early retirement of debt during the year ended January 2, 1999.

  The Company did not incur any federal or state income tax expenses for the years ended December 29, 1996 or December 28, 1997 due to net operating losses.

  The differences between the income tax expense and the amount computed by applying the federal statutory rate to income (loss) before taxes for the years ended December 29, 1996, December 28, 1997 and January 2, 1999 are summarized as follows (in thousands):

                                          December 29, December 28, January 2,
                                              1996         1997        1999
                                          ------------ ------------ ----------
   Income tax (benefit) at federal
    statutory rate......................    $(1,689)     $(6,597)     $2,814
   Change in valuation allowance........      1,689        4,557      (2,787)
   Write-off of acquired technology.....         --        2,040          --
   State taxes, net of federal benefit..         --           --         178
   Amortization of acquired intangible
    assets..............................         --           --         214
   Federal alternative minimum tax......         --           --         944
   Other--net...........................         --           --         112
                                            -------      -------      ------
   Provision for income taxes...........    $    --      $    --      $1,475
                                            =======      =======      ======

  Deferred income taxes reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

  Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows (in thousands):

                                                         December 28, January 2,
                                                             1997        1999
                                                         ------------ ----------
   Deferred tax assets:
     Net operating loss carryforwards...................   $  9,229    $  6,396
     Tax credit carryforwards...........................      2,329       3,415
     Reserves and accruals..............................      2,445       4,071
     Other, net.........................................          2           2
                                                           --------    --------
     Total deferred tax assets..........................     14,005      13,884
     Valuation allowance................................    (13,450)    (11,774)
                                                           --------    --------
     Deferred tax asset.................................        555       2,110
   Deferred tax liabilities:
     Depreciation and amortization......................       (555)     (2,110)
                                                           --------    --------
   Total deferred tax liabilities.......................       (555)     (2,110)
                                                           --------    --------
   Net deferred tax assets..............................   $     --    $     --
                                                           ========    ========

                           HEADWAY TECHNOLOGIES, INC.

  Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. Accordingly, a valuation allowance, in the amount equal to the net deferred tax assets, has been established to reflect these uncertainties. The valuation allowance for deferred tax assets increased by approximately $2,148,000 and $5,819,000 during the years ended December 29, 1996 and December 28, 1997, respectively, and decreased by approximately $1,676,000 during the year ended January 2, 1999.

  As of January 2, 1999, the Company had federal and state net operating loss carryforwards of approximately $16,325,000 and $14,495,000, respectively. The Company also had federal and state tax credit carryforwards of approximately $2,320,000 and $1,658,000, respectively. If not utilized, these carryforwards will expire beginning in 2009 and 2002 for federal and state income tax purposes, respectively.

  Utilization of the domestic net operating loss carryforwards and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

10. Retirement Plan

  The Company has a retirement plan under Section 401(k) of the Internal Revenue Code. Under the retirement plan, participating employees may defer a portion of their pretax earnings up to the Internal Revenue Service annual contribution limit. The Plan allows for discretionary employer contributions. To date, no employer contributions have been made.

11. Contingencies

  During 1998, the Company evaluated potential patent infringements of IBM's technology. Based on discussions held in April 1999 between the Company and IBM, the Company provided $2,000,000 in cost of sales and other accrued liabilities as of January 2, 1999 an amount which represents the Company's estimate of the potential liabilities to IBM for sales of the Company's potentially infringing products during 1997 and 1998.

  In July 1999, the Company finalized the terms of a patent license agreement and a technology transfer agreement, collectively "the Agreement," with IBM. In connection with the finalization of the Agreement, the Company accrued additional amounts for patent infringement for the six months ended July 3, 1999, resulting in a total accrued balance of approximately $3.2 million. Under the Agreement, eleven patents were licensed to the Company for the life of those patents. The Company reflected the acquisition of these patents, among other patents acquired from third parties during the second quarter of 1999, by recording intangible assets and related notes payable as of July 3, 1999. The Agreement also licensed to IBM all of the Company's existing and future patents filed by the Company through December 31, 2002 for the life of the patents and transferred to the third party know-how related to two manufacturing processes. The patents acquired from IBM and other third parties are being amortized over their remaining estimated useful lives of approximately eight years.

  The Company may become a party to legal disputes and proceedings arising in the ordinary course of its business activities. In the opinion of management, resolution of these matters is not expected to have a material adverse effect on the financial position of the Company. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could materially affect the Company's future financial position, results of operations or liquidity in a particular period.

                           HEADWAY TECHNOLOGIES, INC.

12. Joint Venture

  In January 1999, the Company entered into a joint venture with a company located in Hong Kong to provide subcontracting consulting and services for recording head products. The Company contributed approximately $64,000 and holds a non-controlling interest in the voting stock of the entity. In addition, the Company has the right to purchase, at fair value at the respective date, an additional 10% of the joint venture for approximately 9 years beginning January 13, 1999. The Company is accounting for the joint venture using the equity method.

13. Subsequent Events (unaudited)

 Proposed Public Offering of Common Stock

  In August 1999, the Board of Directors authorized the Company to proceed with an initial public offering of its common stock. If the offering is consummated as presently anticipated, all of the outstanding preferred stock will automatically convert to common stock. The unaudited pro forma stockholders' equity at July 3, 1999 gives effect to the conversion of all outstanding shares of convertible preferred stock at that date into 15,764,535 shares of common stock upon the completion of the offering.

 1999 Employee Stock Purchase Plan

  The Company's 1999 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in August 1999 and approved by the stockholders in August 1999 and will be effective upon consummation of the initial public offering. A total of 750,000 shares of common stock has been authorized for issuance under the Purchase Plan, plus an annual increase to be added on January 1 of each year equal to the number of shares needed to restore the maximum number of shares of common stock that may be available for grant under the purchase plan to 750,000 shares.

  The Purchase Plan contains consecutive, overlapping twenty-four-month offering periods. Each offering period consists of four purchase periods, each approximately six months in length. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before January 31, 2002.

  The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed ten percent of an employee's compensation. The price of stock purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock at the beginning of each offering period or the last day of the purchase period, whichever is lower.
The maximum number of shares a participant may purchase during a single purchase period is 5,000 shares.

 Director Option Plan

  The Company's 1999 Director Option Plan (the "Director Plan") was adopted by the Board of Directors in August 1999 and approved by the stockholders in August 1999. A total of 150,000 shares of common stock has been reserved for issuance under the Director Plan, plus an annual increase to be added each year on the day after the date of the annual stockholder meeting equal to the lesser of (a) the number of shares needed to restore the maximum number of shares available for grant to 150,000 shares or (b) an amount determined by the Board of Directors. The outside directors are eligible to participate in the Director Plan, which provides for the grant of nonstatutory stock options pursuant to an automatic,

                           HEADWAY TECHNOLOGIES, INC.

nondiscretionary grant mechanism. The Director Plan provides that each outside director, except for employee directors who become outside directors, shall be granted a nonstatutory stock option to purchase 50,000 shares of common stock on the date that the person first becomes an outside director. Thereafter, each outside director shall be automatically granted an option to purchase 12,500 shares of common stock each year on the date of the annual stockholder meeting provided that the director has served on the Board for at least the preceding six months. The Director Plan provides that the initial option shall become vested as to 25% of the shares subject to the option on the first anniversary of its date of grant, with monthly vesting thereafter. Each subsequent option shall become vested in equal monthly installments over a one year period beginning after all previously granted options have fully vested. The exercise price per share of all options granted under the Director Plan shall be equal to the fair market value of a share of our common stock on the date of grant. Options granted to outside directors under the Director Plan have a ten year term.

[Upper left corner]                                [Upper right corner]

Picture of Head Gimbal Assembly                        Picture of wafer

                               [Background]

                         Picture of Periodic Table

                     [Swirl logo] Headway Technologies

                                                    We use our broad and
                                                    fundamental understanding
                                                    of recording head
                                                    technology to develop
                                                    products that we believe
                                                    provide our customers with
                                                    significant performance
                                                    advantages and faster time
                                                    to volume production.

[Lower left corner]                                [Lower right corner]

Picture of man inspecting wafer   Picture of the inside of a disk drive

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                         Shares

                           Headway Technologies, Inc.

                                  Common Stock

                                 ------------

                                   PROSPECTUS

                                 ------------

                               Hambrecht & Quist

                         Banc of America Securities LLC

                                 ------------

                                        , 1999

                                 ------------

  You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

  No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

  Until      , 1999 (25 days after the date of this prospectus), all dealers that buy, sell or trade in the securities in this offering, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

  The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

   SEC registration fee.............................................. $   9,591
   NASD filing fee...................................................     3,950
   NASDAQ National Market Fees.......................................    95,000
   Blue Sky qualification fees and expenses..........................    10,000
   Printing and engraving expenses...................................    85,000
   Accountant's fees and expenses....................................   400,000
   Legal fees and expenses...........................................   130,000
   Miscellaneous.....................................................   100,000
                                                                      ---------
   Total............................................................. $ 833,541
                                                                      =========

Item 14. Indemnification of Directors and Officers.

  Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

  The Registrant's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

  The Registrant's Bylaws provide for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

  The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

  The form of Underwriting Agreement filed as Exhibit 1.1 hereto provides for the indemnification of the Registrant's directors and officers in certain circumstances as provided therein.

Item 15. Recent Sales of Unregistered Securities.

  (a) Since June 30, 1996, the Registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities:

  (1) Between January 1997 and June 30, 1999, the Registrant granted 1,203,794 shares of Common Stock to employees and consultants of the Registrant pursuant to option exercises under the Registrant's 1997 Stock Option Plan for an aggregate exercise price of $256,575.

  (2) On January 22, 1997, the Registrant issued and sold 2,000 shares of Common Stock to a total of one investor for an aggregate purchase price of $200.00.

  (3) From February 4, 1997 to March 11, 1998, the Registrant issued and sold its shares of its Series A Preferred Stock convertible into an aggregate of 15,764,535 shares of Common Stock to a total of 22 investors for an aggregate purchase price of $ 37,739,993.91.

  (4) On February 4, 1997, the Registrant issued a warrant convertible into 389,918 shares of Common Stock at a purchase price of $0.10 per share to a total of one investor.

  (5) On July 23, 1997, the Registrant issued a warrant convertible into 179,816 shares of Common Stock at a purchase price of $2.39 per share to a total of one investor.

  There was no underwriter involved in connection with the transactions set forth above. The issuance of the securities set forth in paragraph 1 of this
Item 15 was deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder. The issuance of the securities set forth in paragraphs 2, 3, 4, and 5 of this Item 15 were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

  In all of such transactions, the recipients of securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued. All recipients received adequate information about the Registrant at the time of the acquisition of such securities or had access, through employment or other relationships, with the Registrant, to such information.

Item 16. Exhibits and Financial Statement Schedules.

  (a) The following exhibits are filed herewith:

 Number                              Exhibit Title
 ------                              -------------
  1.1+  Form of Underwriting Agreement.
        Agreement of Merger by and between Registrant and Headway
  2.1+  Reorganization Subsidiary, Inc.
  3.1+  Registrant's Certificate of Incorporation.
  3.2+  Registrant's Bylaws.
  4.1*  Form of Specimen Certificate for Registrant's common stock.
  4.2+  Registration and Information Rights Agreement by and between Registrant and the purchasers of the Registrant's Series A preferred stock named therein.
  5.1*  Opinion of Wilson Sonsini Goodrich & Rosati, P.C. regarding legality of the securities being registered.
 10.1+  Patent License Agreement between Registrant and Seagate Technology,
        Inc.
 10.2** Cross-License and Know-How Transfer Agreement between Registrant and
        Seagate Technology, Inc., dated May 19, 1995.
 10.3** Cross License and Know-How Transfer Agreement between Registrant and
        Seagate Technology Inc., dated April 27, 1998.
 10.4** Strategic Alliance Agreement between Registrant and SAE Magnetics
        (H.K.) Ltd.
 10.5** Master Technology License Agreement by and among Registrant, Hewlett-
        Packard Company, Komag, Incorporated and Asahi America, Inc., and
        Amendment thereto.
 10.6+  Shareholders Agreement among Registrant, MRST Limited and SFI
        Investment Ltd.
 10.7+  Standard Industrial/Commercial Single-Tenant Lease-Net between
        Registrant and Joseph Rubino and Dorothy Rubino Intervivos Trust, et.
        al., and Lease Addendum No. 1 thereto.
 10.8+  Sublease Agreement between Registrant, Sanjaylyn Company and Komag,
        Inc., and First Amendment thereto.
 10.9+  Loan and Security Agreement between Registrant and Silicon Valley Bank.

 10.10+  Master Lease Agreement between Registrant and General Electric Capital
         Corporation, and addendum thereto.
 10.11+  Promissory Note by and between Registrant and David Begin.
 10.12+  Promissory Note by and between Registrant and Western Digital
         Corporation.
 10.13+  Promissory Note by and between Registrant and Maxtor Corporation.
 10.14** License Agreement between Registrant and International Business
         Machines Corporation.
 10.15+  Registrant's 1997 Stock Option Plan and related documents.
 10.16+  Registrant's 1999 Employee Stock Purchase Plan and related documents.
 10.17+  Registrant's 1999 Director Stock Option Plan and related documents.
 10.18** Volume Supply Agreement between Registrant and SAE Magnetics (H.K.)
         Ltd.
 10.19** Technology Transfer Agreement between Registrant and International
         Business Machines Corporation.
 21.1+   Subsidiaries of the Registrant.
 23.1*   Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit
         5.1).
 23.2    Consent of Ernst & Young LLP, independent auditors.
 24.1+   Power of Attorney.
 27.1+   Financial Data Schedule.

--------
*  To be supplied by amendment.
** Confidential treatment has been requested with regard to certain portions of this document. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

+  previously filed

Item 17. Undertakings.

  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, in the State of California, on October 8, 1999.

                                          HEADWAY TECHNOLOGIES, INC.

                                                   /s/ Thomas A. Surran
                                          By: _________________________________
                                                      Thomas A. Surran
                                                  Chief Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                  Date
             ---------                           -----                  ----

        /s/ Mike Y. Chang            President, Chief Executive    October 8, 1999
____________________________________  Officer and Director
           Mike Y. Chang              (Principal Executive
                                      Officer)

      /s/ Thomas A. Surran           Chief Financial Officer       October 8, 1999
____________________________________  (Principal Financial
          Thomas A. Surran            Officer and Principal
                                      Accounting Officer)

           Kochan Ju*                Vice President of Technology  October 8, 1999
____________________________________  and Director
             Kochan Ju
           Ta-Lin Hsu*               Director                      October 8, 1999
____________________________________
             Ta-Lin Hsu

         Irwin Federman*             Director                      October 8, 1999
____________________________________
           Irwin Federman

        Heinrich Sussner*            Director                      October 8, 1999
____________________________________
          Heinrich Sussner
            Tu Chen*                 Director                      October 8, 1999
____________________________________
              Tu Chen

          David Tsang*               Director                      October 8, 1999
____________________________________
            David Tsang

   /s/ Mike Y. Chang

*By: ______________________

       Mike Y. Chang

     Attorney-in-fact

                           HEADWAY TECHNOLOGIES, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                            Additions
                                      ---------------------
                          Balance at  Charged to Charged to              Balance at
                         beginning of costs and    other    Deductions--   end of
                            period     expenses   accounts   write-offs    period
                         ------------ ---------- ---------- ------------ ----------
                                               (in thousands)
Allowance for doubtful
 accounts
 Year ended December 29,
  1996..................     $ --        $  5      $ --        $ --         $  5
 Year ended December 28,
  1997..................        5         530        --          (5)         530
 Year ended January 2,
  1999..................      530          --        --          --          530

                                 EXHIBIT INDEX

 Number                               Exhibit Title
 ------                               -------------
  1.1+   Form of Underwriting Agreement.
         Agreement of Merger by and between Registrant and Headway
  2.1+   Reorganization Subsidiary, Inc.
  3.1+   Registrant's Certificate of Incorporation.
  3.2+   Registrant's Bylaws.
  4.1*   Form of Specimen Certificate for Registrant's common stock.
  4.2+   Registration and Information Rights Agreement by and between
         Registrant and the purchasers of the Registrant's Series A preferred stock named therein.
  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, P.C. regarding legality of the securities being registered.
 10.1+   Patent License Agreement between Registrant and Seagate Technology,
         Inc.
 10.2**  Cross-License and Know-How Transfer Agreement between Registrant and
         Seagate Technology, Inc., dated May 19, 1995.
 10.3**  Cross License and Know-How Transfer Agreement between Registrant and
         Seagate Technology Inc., dated April 27, 1998.
 10.4**  Strategic Alliance Agreement between Registrant and SAE Magnetics
         (H.K.) Ltd.
 10.5**  Master Technology License Agreement by and among Registrant, Hewlett-
         Packard Company, Komag, Incorporated and Asahi America, Inc., and
         Amendment thereto.
 10.6+   Shareholders Agreement among Registrant, MRST Limited and SFI
         Investment Ltd.
 10.7+   Standard Industrial/Commercial Single-Tenant Lease-Net between
         Registrant and Joseph Rubino and Dorothy Rubino Intervivos Trust, et.
         al., and Lease Addendum No. 1 thereto.
 10.8+   Sublease Agreement between Registrant, Sanjaylyn Company and Komag,
         Inc., and First Amendment thereto.
 10.9+   Loan and Security Agreement between Registrant and Silicon Valley
         Bank.
 10.10+  Master Lease Agreement between Registrant and General Electric Capital
         Corporation, and addendum thereto.
 10.11+  Promissory Note by and between Registrant and David Begin.
 10.12+  Promissory Note by and between Registrant and Western Digital
         Corporation.
 10.13+  Promissory Note by and between Registrant and Maxtor Corporation.
 10.14** License Agreement between Registrant and International Business
         Machines Corporation.
 10.15+  Registrant's 1997 Stock Option Plan and related documents.
 10.16+  Registrant's 1999 Employee Stock Purchase Plan and related documents.
 10.17+  Registrant's 1999 Director Stock Option Plan and related documents.
 10.18** Volume Supply Agreement between Registrant and SAE Magnetics (H.K.)
         Ltd.
 10.19** Technology Transfer Agreement between Registrant and International
         Business Machines Corporation.
 21.1+   Subsidiaries of the Registrant.
 23.1*   Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit
         5.1)
 23.2    Consent of Ernst & Young LLP, independent auditors
 24.1+   Power of Attorney.
 27.1+   Financial Data Schedule.

--------
*  To be supplied by amendment.
** Confidential treatment has been requested with regard to certain portions of this document. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

+ Previously filed